EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VONAGE HOLDINGS CORP.,

NEPTUNE ACQUISITION CORP.,

NEXMO INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS THE REPRESENTATIVE

MAY 5, 2016

TABLE OF CONTENTS

ARTICLE 1	CERTAIN DEFINITIONS 2

ARTICLE 2	THE MERGER 24

2.1	Conversion of Shares 24

2.2	Treatment of Company Options 26

2.3	Apportionment of Payments and Escrow Contributions 29

2.4	Adjustments 30

2.5	Escrow; Expense Fund 32

2.6	The Closing 33

2.7	Effects of the Merger 33

2.8	Exchange 34

2.9	Dissenting Shares 35

2.10	Tax Withholding 36

2.11	Further Assurances 36

2.12	Variable Payout 36

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY 41

3.1	Organization and Good Standing 41

3.2	Subsidiaries 41

3.3	Power, Authorization and Validity 41

3.4	Capitalization of the Company 43

3.5	No Conflict 45

3.6	Litigation 45

3.7	Taxes 45

3.8	Related Party Transactions 49

3.9	Company Financial Statements 50

3.10	Title to Properties 50

3.11	Absence of Certain Changes 50

3.12	Contracts, Agreements, Arrangements, Commitments and Undertakings 53

3.13	No Default; No Restrictions 56

3.14	Intellectual Property 56

3.15	Compliance with Laws 62

3.16	Employees, ERISA and Other Compliance 63

3.17	Books and Records 67

3.18	Insurance 67

3.19	Environmental Matters 68

3.20	Customers and Suppliers 68

3.21	Accounts Receivable 69

3.22	Anti-Money Laundering Laws 69

3.23	Anti-Corruption and Anti-Bribery Laws 69

3.24	Trade Compliance 70

3.25	Corporate Documents 71

3.26	Transaction Fees 71

3.27	Disclosure 71

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB 71

4.1	Organization and Good Standing 71

4.2	Power, Authorization and Validity 72

4.3	No Conflict 72

4.4	Interim Operations of Merger Sub 73

4.5	Parent SEC Documents 73

4.6	Litigation 73

4.7	Financing 73

4.8	Parent Common Stock 73

4.9	No Parent Material Adverse Effect 73

ARTICLE 5	COMPANY COVENANTS 73

5.1	Advise of Changes 74

5.2	Maintenance of Business 74

5.3	Conduct of Business 75

5.4	Regulatory Approvals 75

5.5	Approval of Company Stockholders 76

5.6	Necessary Consents 77

5.7	Litigation 77

5.8	No Other Negotiations 77

5.9	Access to Information 78

5.10	Satisfaction of Conditions Precedent 79

5.11	Termination of Certain Company Benefit Arrangements 79

5.12	Repayment of Debt 79

5.13	Notices to Company Securityholders and Employees 80

5.14	Closing Certificates 80

5.15	Takeover Statutes 80

5.16	Corporate Matters 80

5.17	Tail Policy 80

5.18	Amendment of Certificate of Incorporation 80

5.19	Intercompany Indebtedness 80

5.20	EMI Options 80

ARTICLE 6	PARENT COVENANTS 81

6.1	Advise of Changes 81

6.2	Regulatory Approvals 82

6.3	Satisfaction of Conditions Precedent 82

6.4	Indemnification of Company Directors and Officers 82

6.5	Continuation of Certain Company Benefit Arrangements 83

ARTICLE 7	CONDITIONS TO CLOSING OF MERGER 84

7.1	Conditions to Each Party’s Obligation to Effect the Merger 84

7.2	Additional Conditions to Obligations of Parent and Merger Sub 84

7.3	Additional Conditions to Obligations of the Company 88

ARTICLE 8	TERMINATION OF AGREEMENT 88

8.1	Termination by Mutual Consent 88

8.2	Unilateral Termination 88

8.3	Effect of Termination 89

ARTICLE 9	SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES, CONTINUING COVENANTS 89

9.1	Survival 89

9.2	Company Agreement to Indemnify 90

9.3	Limitations 91

9.4	Notice of Claim 93

9.5	Defense of Third-Party Claims 94

9.6	Contents of Notice of Claim 94

9.7	Resolution of Notice of Claim 95

9.8	Release of Remaining Escrow Fund 95

9.9	Payment Conditions 96

9.10	Tax Consequences of Indemnification Payments 96

9.11	No Right of Contribution 96

9.12	Exclusive Remedy 96

9.13	Appointment of Representative 97

ARTICLE 10	TAX MATTERS 99

10.1	Tax Returns 99

10.2	Cooperation 99

10.3	Tax Audits 100

10.4	Transfer Taxes 100

10.5	Transaction Expenses 100

10.6	Tax Refunds 100

10.7	Close of Tax Year 101

10.8	Post-Closing Tax Action 101

ARTICLE 11	MISCELLANEOUS 101

11.1	Governing Law 101

11.2	Assignment; Binding Upon Successors and Assigns 102

11.3	Severability 102

11.4	Counterparts 102

11.5	Other Remedies 102

11.6	Amendments and Waivers 102

11.7	Expenses 103

11.8	Notices 103

11.9	Waiver of Jury Trial 104

11.10	Interpretation; Rules of Construction; Miscellaneous 104

11.11	Third-Party Beneficiary Rights 105

11.12	Public Announcement 105

11.13	Confidentiality 105

11.14	Entire Agreement 106

11.15	No Additional Representations 106

11.16	Attorney-Client Privilege 107

EXHIBITS

Exhibit A        Form of Support Agreement

Exhibit B	Form of Employee Covenants Agreement

Exhibit C	Form of Non-Competition Agreement

Exhibit D	Form of Arbitration Agreement

Exhibit E	Form of Investment Representation Letter
Exhibit F        Form of Escrow Agreement
Exhibit G        Form of Letter of Transmittal
Exhibit H        Form of Amendment of Certificate of Incorporation
Exhibit I        Form of Resignation Letter
Exhibit J        Form of Opinion Letter

SCHEDULES

Schedule 1.1(a)	Major Stockholders

Schedule 1.1(b)	Closing Working Capital Amount Illustrative Example

Schedule 1.1(c)	Expense Fund Amount

Schedule 1.1(d)	Indemnifying Optionholder

Schedule 1.1(e)	Entity Representatives

Schedule 1.1(f)	Required Employees

Schedule 2.2(d)	Assumed Options

Schedule 2.2(h)	Accelerated Options

Schedule 2.12(a)	Variable Payout Amount Illustrative Calculation

Schedule 2.12(j)(i)	Average Company Revenue

Schedule 2.12(j)(vi)	Revenue Benchmark Amount

Schedule 2.12(j)(vii)	Top 100 Customers

Schedule 5.6	Necessary Consents

Schedule 5.11	Company Benefit Arrangements to be Terminated

Schedule 5.12	Closing Pay-Off Debt

Schedule 6.4(a)	Indemnification Agreements

Schedule 7.2(f)(i)	Offered Employees

Schedule 7.2(g)	Consents

Schedule 7.2(h)	Company Stockholder Agreements to be Terminated

Schedule 7.2(u)	Agreements to be Terminated

Schedule 9.2(g)	Specified Matters

Schedule 11.10(b)	Miscellaneous

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 5, 2016 (the “Agreement Date”) by and among Vonage Holdings Corp., a Delaware corporation (“Parent”), Neptune Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Nexmo Inc., a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of certain securityholders of the Company (the “Representative”).
RECITALS
A.    The parties intend that Merger Sub shall merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), on the terms and subject to the conditions of this Agreement and pursuant to the General Corporation Law of the State of Delaware (the “DGCL”).
B.    The boards of directors of Merger Sub and the Company have determined that the Merger is in the best interests of their respective stockholders and have unanimously approved and declared advisable the Merger upon the terms and subject to the conditions set forth in this Agreement and the board of directors of the Company has recommended the adoption of this Agreement by the stockholders of the Company.
C.    Immediately following the execution and delivery of this Agreement, it is anticipated that (i) certain of the Company Stockholders holding sufficient type and number of shares of Company Capital Stock to adopt this Agreement under all applicable state laws, the Certificate of Incorporation and the Company’s bylaws will execute and deliver to the Company, and the Company shall thereafter deliver to Parent, a true, correct and complete copy of a stockholder written consent, in a form reasonably acceptable to Parent, providing for the adoption of this Agreement and approval of such other matters as are provided therein (the “Stockholder Consent”), which will constitute the Stockholder Approval, (ii) the Company shall obtain from the Persons identified on Schedule 1.1(a) (the “Major Stockholders”) and the Indemnifying Optionholders and deliver to Parent support agreements in the form attached hereto as Exhibit A (the “Support Agreements”), pursuant to which such Major Stockholders and Indemnifying Optionholders shall have agreed, among other things, as applicable, (a) to vote their shares of Company Capital Stock in favor of adoption of this Agreement and approval of the other transactions contemplated hereby, (b) to grant Parent an irrevocable proxy to vote such shares in a manner consistent with the terms of such Support Agreements, (c) to vote against any Alternative Transaction, (d) not to transfer any of their shares of Company Capital Stock from the Agreement Date until the Effective Time, (e) not to revoke their Stockholder Consents adopting this Agreement, (f) to release certain claims and (g) to be bound by the provisions of this Agreement as a Company Stockholder, (iii) each Vested EMI Option shall be exercised in full immediately prior to the Effective Time, subject in each case to provision by the relevant EMI Optionholder to the Company of a completed EMI Exercise Notice and (iv) the Company shall obtain from the Major Stockholders and the Indemnifying Optionholders and deliver to Parent Investment Representation Letters (as defined below).
D.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, (i) each of Tony Jamous and Eric Nadalin is executing and delivering to Parent an employment offer letter (each, an “Offer Letter”) and an employee covenants agreement in the form attached hereto as Exhibit B (the “Employee Covenants Agreement”) and a non-competition and non-solicitation agreement in the form attached hereto as Exhibit C (the “Non-Competition Agreement”), and (ii) Tony Jamous is executing and delivering to Parent an arbitration agreement in the form attached hereto as Exhibit D (the “Arbitration Agreement”), which Offer Letter, Employee Covenants Agreement and Arbitration Agreement shall only become effective at the Effective Time.
E.    Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger as set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:
Article 1
CERTAIN DEFINITIONS
As used in this Agreement, the following terms shall have the meanings set forth below.
“Accredited Investor” means an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.
“Acquired Company” means (i) the Company, (ii) each Subsidiary of the Company (if any) and (iii) each corporation or other Person that has been merged into or that otherwise is a predecessor to any of the Persons identified in clauses (i) or (ii) above.
“Action” means any action, demand, claim, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), notice, hearing, arbitration, mediation, audit, inquiry, dispute, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Adjusted Transaction Value” means, subject to adjustment in accordance with Section 2.4, an amount equal to (i) $230,000,000, plus (ii) the Aggregate Exercise Amount, minus (iii) the Closing Debt Amount, minus (iv) the amount of any Unpaid Transaction Fees.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
“Aggregate Assumed Option Value” means an amount equal to the sum of the Assumed Option Value of all Assumed Options.
“Aggregate Consideration Amount” means an amount equal to (i) the Adjusted Transaction Value, minus (ii) the Aggregate Exercise Amount, minus (iii) the Aggregate Assumed Option Value.
“Aggregate Exercise Amount” means the aggregate dollar amount payable to the Company as the purchase price for the exercise of all Company Options (other than any Underwater Option and any Unvested Company Option held by a Person who is not a Company Continuing Employee).
“Aggregate Liquidation Preference Amount” means an amount equal to (i) the Series D Aggregate Liquidation Preference Amount, plus (ii) the Series B Aggregate Liquidation Preference Amount.
“Aggregate Residual Amount” means an amount equal to (i) the Adjusted Transaction Value, minus (ii) the Aggregate Liquidation Preference Amount.
“Alternative Transaction” means any transaction or series of transactions involving: (i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of any of the Acquired Companies, (ii) the sale, issuance (other than issuances upon the exercise of Company Options issued under the Company Stock Plan by employees of the Acquired Companies), grant, disposition or acquisition of (a) any Company Capital Stock or any shares of capital stock of any Subsidiary of the Company, (b) any option, call, warrant or right (whether or not immediately exercisable) to acquire any Company Capital Stock or any shares of capital stock of any Subsidiary of the Company or (c) any security, instrument or obligation that is or may become convertible into or exchangeable for any Company Capital Stock or any shares of capital stock of any Subsidiary of the Company or (iii) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, share exchange, reorganization or similar transaction involving any of the Acquired Companies.
“Assumed Option Value” means, with respect to each share of Company Common Stock subject to each Assumed Option, an amount equal to (i) the Residual Per Share Amount, minus (ii) the exercise price per share of Company Common Stock subject to such Assumed Option.
“Available Cash” means an amount equal to (i) the Cash Consideration, minus (ii) the aggregate Merger Consideration payable to all Non-Qualifying Holders pursuant to Section 2.1(c), Section 2.1(e) and Section 2.1(g) (including, in each case, amounts to be contributed to the Escrow Fund with respect thereto pursuant to Section 2.5), minus (iii) the aggregate Merger Consideration payable to all Company Optionholders pursuant to Section 2.2(a), minus (iv) an amount equal to (a) 0.5 multiplied by (b) the aggregate Merger Consideration payable to all Qualifying Holders who are Management Holders pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) (including, in each case, amounts to be contributed to the Escrow Fund with respect thereto pursuant to Section 2.5)
“Available Stock” means an amount equal to (i) the Stock Consideration, minus (ii) an amount equal to (a) 0.5 multiplied by (b) the aggregate Merger Consideration payable to all Qualifying Holders who are Management Holders pursuant Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) (including, in each case, amounts to be contributed to the Escrow Fund with respect thereto pursuant to Section 2.5).
“Average Trading Price” means the average of the closing price per share of Parent Common Stock on the New York Stock Exchange, as reported by the New York Stock Exchange, for the 10 consecutive full trading days ending on the trading day immediately preceding the Agreement Date.
“Balance Sheet Date” means March 31, 2016.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or San Francisco, California.
“Cash Consideration” means an amount equal to (i) the Cash Consideration Fraction, multiplied by (ii) the Aggregate Consideration Amount.
“Cash Consideration Fraction” means 0.75; provided, however, that Parent may elect to increase the Cash Consideration Fraction up to 1.00 by providing written notice of such increase to the Company no later than two Business Days prior to the Closing Date.
“Cash Percentage” means (i) with respect to any shares of Company Capital Stock held by (a) a Qualifying Holder who is not a Management Holder, the Qualifying Holder Cash Percentage, (b) a Qualifying Holder who is a Management Holder, fifty percent (50%), and (c) a Non-Qualifying Holder, one hundred percent (100%), and (ii) with respect to any shares of Company Common Stock subject to a Company Option held by an Indemnifying Optionholder, fifty percent (50%).
“Certificate of Incorporation” means the Company’s Amended and Restated Certificate of Incorporation, as in effect on the Agreement Date.
“Closing” means the closing of the transactions necessary to consummate the Merger.
“Closing Date” means a date to be specified by Parent and the Company, which shall be no later than the second Business Day after the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver (to the extent permitted by Law and this Agreement) of those conditions), or at such other time or date as the parties hereto agree in writing.
“Closing Debt Amount” means the total amount of the Company’s Debt as of immediately prior to the Effective Time, but excluding all Unpaid Transaction Fees to the extent they would otherwise be considered part of the Closing Debt Amount.
“Closing Employee Payment” means any payment, benefit or other obligation triggered by or due solely as a result of the Merger or the transactions contemplated by this Agreement whether made at or prior to the Effective Time or due as of the Effective Time but to be made following the Effective Time (whether or not subject to vesting or other conditions) arising out of any management, employment, retention, bonus, change in control, severance or other similar arrangement (including the Company Stock Plan) with any current or former director, officer, employee or consultant of any of the Acquired Companies and the employer portion of any associated employment Tax (including any separation payment payable to any Non-Continuing Employee and any employer’s National Insurance contributions); provided, however, that any payment to be made by Parent to any employee pursuant to the terms of an Offer Letter entered into by and between Parent and such Person shall not be deemed to be a Closing Employee Payment.
“Closing Financials Certificate” means a certificate of the Company, executed by the chief financial officer of the Company, dated as of the Closing Date, certifying the Company’s calculation of (i) the Closing Debt Amount (including an itemized list thereof and detailing any such amount that will be owed as of the Effective Time and to whom), and (ii) the amount of the Unpaid Transaction Fees (including an itemized list of each such Unpaid Transaction Fee and the Person to whom such payment will be made at or after the Effective Time by such Acquired Company or to whom such amount will be owed as of the Effective Time). The Closing Financials Certificate shall include a representation of the Company, certified by the chief financial officer of the Company, that such certificate includes all Unpaid Transaction Fees payable at or following the Closing by any of the Acquired Companies or any of their Affiliates (including Parent).
“Closing Trading Price” means the average of the closing price per share of Parent Common Stock on the New York Stock Exchange, as reported by the New York Stock Exchange, for the 10 consecutive full trading days ending on the third trading day prior to the Closing Date.
“Closing Working Capital Amount” means an amount equal to (i) the Company’s Current Assets as of the Closing Date, minus (ii) the Company’s Current Liabilities as of the Closing Date.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
“Communications Laws” means the Communications Act of 1934, as amended, and the regulations promulgated thereunder, and any foreign, federal, provincial, state or local Law relating to the provision of telecommunication services or electronic communications services and/or the ownership or operation of telecommunication assets or electronic communications networks.
“Communications Licenses” means all permits, approvals, identification numbers, licenses, certificates, franchises, qualifications, waivers, registrations and other authorizations required under the Communications Laws for the ownership of telecommunication or electronic communications assets or provision of telecommunication or electronic communications services and issued, granted or obtained by or from the FCC or any other Governmental Authority
“Company Ancillary Agreement” means each agreement or document (other than this Agreement) that the Company is to enter into as a party thereto pursuant to this Agreement.
“Company Balance Sheet” means the Company’s unaudited consolidated balance sheet as of the Balance Sheet Date included in the Company Financial Statements.
“Company Business” means the business of the Acquired Companies (i) as presently conducted and (ii) solely with respect to the Company Offerings, as of the Agreement Date and as of the Effective Time, as proposed by the Acquired Companies to be conducted, including the design, development, manufacturing, distribution, sale, marketing, licensing, supply, and provision of any of the Company Offerings.
“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock, and any other capital stock of the Company that may be outstanding from time to time, taken together.
“Company Common Stock” means the Company’s common stock, par value $0.001 per share.
“Company Continuing Employee” means each employee of any Acquired Company who remains employed by such Acquired Company, Parent or any of Parent’s Affiliates on the day immediately following the Closing Date.
“Company Data” means all data contained in any IT Systems or other Databases of the Acquired Companies (including any and all Proprietary Information, User Data, listings and other content displayed or distributed on or through any Company Offering or Company Software) and all other information, data and compilations thereof used by, or necessary to the business of, any of the Acquired Companies.
“Company Employee Agreement” means each management, employment, retention, change in control, severance, Tax gross-up, consulting, relocation, repatriation or expatriation agreement or other similar Contract between any of the Acquired Companies and any current employee, former employee (to the extent there are any outstanding obligations by any party thereto), independent contractor or director of any of the Acquired Companies or any of their Affiliates.
“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, vesting acceleration, change in control pay, termination pay, deferred compensation, profit-sharing, bonuses or other incentives, performance awards, stock or stock-related awards, insurance coverage (including any self-insured arrangements that are clearly identified as such), employee loans, vacation or other paid-time off benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, postretirement or retiree welfare benefits, educational benefits, employee assistance benefits, fringe benefits or other employee benefits or remuneration of any kind, whether or not subject to ERISA, whether written or unwritten, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is sponsored by, or has been maintained, contributed to, or required to be sponsored, maintained or contributed to, by any of the Acquired Companies or any ERISA Affiliate for the benefit of any current or former employee, independent contractor or director of any of the Acquired Companies or any of their Affiliates, or with respect to which any of the Acquired Companies or any ERISA Affiliate has or may have any Liability or obligation. For the avoidance of doubt, “Company Employee Plan” shall include any Company Employee Agreement.
“Company Financial Statements” means (i) the Company’s audited consolidated balance sheets dated as of December 31, 2013 and December 31, 2014, (ii) the Company’s audited consolidated statements of total comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2013 and December 31, 2014, (iii) the Company’s unaudited consolidated balance sheet dated as of December 31, 2015, (iv) the Company’s unaudited consolidated statements of total comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2015 (the items in clauses (iii) and (iv), the “2015 Unaudited Financial Statements”), (v) the Company’s consolidated unaudited statements of total comprehensive income, stockholders’ equity and cash flows for the three months ended March 31, 2016, (vi) the Company Balance Sheet and (vii) as of immediately prior to the Closing, the 2015 Audited Financial Statements.
“Company Intellectual Property Right” means any Intellectual Property Right that is owned, used, held for use or practiced by any of the Acquired Companies, including any Intellectual Property Right incorporated into or otherwise used, held for use or practiced by any of the Acquired Companies in connection with any Company Offering.
“Company Material Contract” means any (i) Contract required to be listed on the Company Disclosure Letter pursuant to Section 3.10, Section 3.12 or Section 3.14 and (ii) Non-Negotiated Vendor Contracts, Standard Customer Agreements, Invention Assignment Agreements and Standard NDAs.
“Company Offering” means (i)(a) any product (including any application programming interface (API) and any software development kit (SDK)) or service marketed, licensed out, provided, sold, distributed, or made available by or for any of the Acquired Companies or as Planned by any of the Acquired Companies, and (b) any product or service under design or development (solely as Planned), or any product or service already designed or developed, by or for any of the Acquired Companies, in case of each of “(a)” or “(b)” including any prior, current, in-development or Planned version or release of the foregoing and any component of any of the foregoing, together with any related documentation, materials, or information, (ii) each Company Web Site, including any platform, other Computer Software used for each Company Web Site and (iii) the Company Data.
“Company Optionholders” means the holders of Company Options.
“Company Options” means options to purchase shares of Company Common Stock that are outstanding and unexercised immediately prior to the Effective Time.
“Company Preferred Stock” means, collectively, the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.
“Company Restricted Share” means any share of Company Capital Stock that is unvested or is subject to termination or a repurchase option, risk of forfeiture or other similar condition (in each case after giving effect to any lapse of such repurchase option, risk of forfeiture or condition due to the consummation of the Merger and the transactions contemplated by this Agreement) under any applicable restricted stock purchase agreement or other similar Contract with the Company.
“Company Security” means any security of the Company, including any Company Capital Stock, Company Option or other security that is convertible into, or exercisable or exchangeable for, any security of the Company.
“Company Securityholders” means, collectively, the Company Stockholders and Company Optionholders.
“Company Software” means all Software owned by or developed by or for any of the Acquired Companies.
“Company Stock Plan” means the Company’s 2011 Stock Plan (including, for the avoidance of doubt, the UK Addendum to such plan).
“Company Stockholder” means any holder of one or more shares of Company Capital Stock.
“Company Technology” means any and all Technology owned, used, held for use or practiced by any of the Acquired Companies, including any Technology incorporated into or otherwise used, held for use or practiced by any of the Acquired Companies in connection with any Company Offering.
“Company Web Site” means any public or private web site owned, maintained, or operated at any time by or on behalf of any of the Acquired Companies, including the web site at www.nexmo.com, and any online service made available by any Acquired Company.
“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the Software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (ii) damaging or destroying any data or file without a user’s consent.
“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, purchase orders and sale orders).
“Copyleft License” means any license of Technology that provides, as a condition to the use, modification, or distribution of such licensed Technology, that such licensed Technology or any other Technology that is incorporated into, derived from, based on, linked to, or used or distributed or made available with such licensed Technology, be licensed, distributed, or otherwise made available (i) in a form other than binary or object code (e.g., in source code form), (ii) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification of such other Technology or (iii) without a license fee. “Copyleft License” includes the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and any Creative Commons “sharealike” license.
“Copyright” means any copyright, mask work right or similar or equivalent right with respect to Works of Authorship and Mask Works and any registration of the foregoing or application for the foregoing (including any moral or economic right therein, however denominated).
“Current Assets” means the Company’s current assets as of the Closing Date determined in accordance with GAAP, as applied in the illustrative example set forth on Schedule 1.1(b).
“Current Liabilities” means the Company’s current liabilities as of the Closing Date (but excluding all Unpaid Transaction Fees and the Closing Debt Amount, in each case to the extent they would otherwise be considered part of the Current Liabilities of the Company), determined in accordance with GAAP, as applied in the illustrative example set forth on Schedule 1.1(b).
“Debt” means, without duplication, (i) the principal amount of the Acquired Companies’ outstanding indebtedness for borrowed money (as defined by and determined in accordance with GAAP), (ii) any obligation of the Acquired Companies for the deferred purchase price of property or services, (iii) any obligation of the Acquired Companies evidenced by notes, bonds, debentures or other similar instruments or arising out of indentures, (iv) any obligation of the Acquired Companies as lessee that would be required to be capitalized in accordance with GAAP, (v) the amount of any accrued bonus payable to any employee of any of the Acquired Companies, (vi) any obligation of any of the Acquired Companies in connection with any letter of credit (to the extent drawn upon), banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction, in each case as of immediately prior to the Effective Time, and (vii) with respect to any obligation or indebtedness described in clauses (i) through (vi), any interest accrued thereon and any penalty or premium that may be due upon repayment of such indebtedness or obligation at or in connection with the Closing, whether such indebtedness or obligation is long-term or short-term; provided, however, that “Debt” shall not include any Current Liabilities that were included in the calculation of the Closing Working Capital Amount, as finally determined in accordance with Section 2.4.
“Dissenters Deadline Date” means the first date at or after the Effective Time on which no holder of Company Capital Stock as of immediately prior to the Effective Time has an opportunity to perfect appraisal rights in accordance with the DGCL in connection with the Merger in respect of any shares of Company Capital Stock.
“Dissenting Share” means any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been perfected prior to the Dissenters Deadline Date in accordance with Section 262 of the DGCL in connection with the Merger.
“EMI Options” means Company Options issued under the UK Addendum to the Company Stock Plan.
“EMI Optionholder” means any Company Optionholder who holds EMI Options.
“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, exclusive license or restrictive covenant, option to obtain an exclusive license or restrictive covenant, restriction or other similar encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any such restriction on the use of any asset and any such restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); provided, however, that restrictions on transferability imposed by foreign, federal or state securities laws shall not constitute an “Encumbrance”.
“Environmental Law” means any federal, provincial, state or local statute, Law, regulation, guideline, rule, standard or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to any emission, discharge, release or threatened release of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.
“Equity Exchange Ratio” means the quotient obtained by dividing (i) the Residual Per Share Amount by (ii) the Closing Trading Price.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity (whether or not incorporated) other than any Acquired Company that, together with such Acquired Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means Citibank, N.A., in its capacity as escrow agent under the Escrow Agreement.
“Escrow Amount” means $25,500,000.
“Escrow Fund” means, at any time, (i) the Escrow Amount, plus (ii) any interest earned thereon (if any), minus (iii) the aggregate amount of any amounts released therefrom in accordance with Article 9.
“Escrow Release Date” means the second anniversary of the Closing Date.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Expense Fund Amount” means the amount set forth on Schedule 1.1(c).
“Expiration Date” means the third anniversary of the Closing Date.
“FCC” means the United States Federal Communications Commission.
“Fully Diluted Common Share Number” means the sum of, without duplication: (i) the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (including shares issued upon the exercise of Company Options (other than Underwater Options) contingent on the Merger, if any, but excluding any Treasury Shares), plus (ii) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise, exchange or conversion of all Company Securities (other than Underwater Options) that are outstanding as of immediately prior to the Effective Time, calculated on a fully diluted, as converted to Company Common Stock basis (including all shares of Company Common Stock (a) issuable upon conversion of any issued and outstanding Company Preferred Stock (other than Series D Preferred Stock), or (b) subject to Company Options (other than Underwater Options) that are outstanding as of immediately prior to the Effective Time, but excluding any Treasury Shares and all shares of Company Common Stock issuable upon conversion of any issued and outstanding Series D Preferred Stock).
“G2020” means G2020 Advisors Pte. Ltd., the Company’s financial advisor.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any (i) multinational or supranational body exercising legislative, judicial or regulatory powers, (ii) nation, state, commonwealth, province, territory, county, municipality or district, (iii) federal, state, local, municipal, foreign or other government or (iv) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, bureau, commission, instrumentality, official, organization, unit, body, court or other tribunal and any authority with responsibility for overseeing and/or enforcing Communications Laws or Privacy Laws).
“Healy Promissory Note” means that certain Promissory Note issued by Trevor Healy to the Company, dated as of September 30, 2014.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
“Indemnified Tax” means, without duplication, (i) any Tax of the Acquired Companies with respect to any Pre-Closing Tax Period, (ii) any Tax of any Company Securityholder or any of its Affiliates for which any of the Acquired Companies or any Indemnified Party is liable, whether by reason of any requirement to withhold or otherwise, and incurred in connection with the Merger or this Agreement, (iii) any Tax for which any of the Acquired Companies is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (iv) any Tax of another Person for which any of the Acquired Companies is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by Contract or otherwise, and (v) any Tax incurred with respect to any of the Acquired Companies as a result of the transactions contemplated by this Agreement except, in each case, to the extent such Tax is explicitly taken into account in the calculation of the Closing Working Capital Amount or Transaction Fees. For purposes of the foregoing, in the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts or imposed in connection with any transaction of any of the Acquired Companies that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which any of the Acquired Companies holds a beneficial interest shall be deemed to terminate at such time), and the amount of any other Tax of any of the Acquired Companies that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period. Notwithstanding the foregoing, the amount of Tax liabilities of the Acquired Companies for the Pre-Closing Tax Period shall (a) be computed by assuming that Parent will not make an election pursuant to Code Section 338(g), or under any comparable provisions of any other state, local or foreign laws, with respect to the Merger, (b) exclude any Tax incurred after the Closing on the Closing Date that is not in the Ordinary Course of Business of the Acquired Companies, other than from any action specifically contemplated by this Agreement and (c) be computed by taking into account (i) any estimated Tax payments made by any Acquired Company attributable to a Pre-Closing Tax Period, (ii) any net operating losses and other Tax assets attributable to a Pre-Closing Tax Period and (iii) Section 10.5.
“Indemnifying Optionholders” means the individuals listed on Schedule 1.1(d).
“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property Rights or Technology.
“Intellectual Property Right” means any right in Technology and/or industrial property (anywhere in the world, whether statutory, common law or otherwise) including any (i) Patent, (ii) Copyright, (iii) other right with respect to Software, including any registration of such right or any application to register such right, (iv) industrial design right or registration of such right and any application to register such right, (v) right with respect to any Mark, and any registration for any Mark and any application to register any Mark, along with all goodwill associated with each of the foregoing, (vi) right with respect to any Domain Name, including any registration for any Domain Name, along with all goodwill associated with each of the foregoing, (vii) right with respect to any Proprietary Information, including any right to limit the use or disclosure of Proprietary Information by any Person, (viii) right with respect to any Database, including any registration of such right and any application to register such right, (ix) right of publicity and personality, including any right with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (x) moral right, (xi) renewal, reissue, reversion, reexamination, or extension of any of the foregoing, and (xii) any right equivalent or similar to any of the foregoing.
“Investment Representation Letter” means an Investment Representation Letter substantially in the form attached hereto as Exhibit E.
“IRS” means the United States Internal Revenue Service.
“IT System” means any information technology and computer system (including Software, information technology and telecommunication hardware, network and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information and any support, disaster recovery and online service whether or not in electronic format, used in or necessary to the conduct of the Company Business.
“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003.
“Knowledge” means the knowledge of a particular fact, circumstance, event or other matter in question of any of the Persons listed in Schedule 1.1(e) (collectively, the “Entity Representatives”). Any such Entity Representative will be considered to have knowledge of a particular fact, circumstance, event or other matter only if such Entity Representative has actual knowledge of the fact, circumstance, event or other matter.
“Law” means any foreign, federal, state, local or municipal law, statute, directive, ordinance, edict, regulation, or rule, any order, ruling, writ, injunction, award, judgment or decree (and any regulations promulgated thereunder), and any other legislative measure or decision having the force of law, treaty, convention or other agreement between states, or between states and supranational bodies, rule of common law, customary law and equity and any civil or other code, applicable to any of the assets, properties, operations and business of the applicable Person.
“Liability” means any debt, duty, Tax, obligation or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, duty, Tax, obligation or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, duty, liability, Tax or obligation is immediately due and payable.
“Management Holder” shall mean each of Tony Jamous, Eric Nadalin, Chris Moore, Alex Economon and Lewis Black.
“Mark” means any trademark, service mark, logo and design mark, trade dress, trade name, fictitious or other business name, and brand name, together with all goodwill associated with any of the foregoing.
“Material Adverse Change” and “Material Adverse Effect” means any change, event, circumstance, condition or effect that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the financial condition, assets (including Technology or other intangible assets and liabilities taken together (including those relating to Technology), business, operations or results of operations of the Acquired Companies, taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Change with respect to, or a Material Adverse Effect on, the Acquired Companies (unless, in the case of clauses (i) through (iv) below, they have a disproportionate effect on the Acquired Companies as compared to any of the other companies in the industry in which the Acquired Companies operate, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether there has been a Material Adverse Change with respect to, or a Material Adverse Effect on, the Acquired Companies, taken as a whole): (i) changes in general economic conditions or financial markets, (ii) changes affecting the Company’s industry generally, (iii) changes in national or international political or social conditions, including acts of war or terrorism, and natural disasters or other acts of God, (iv) changes in Law or GAAP occurring after the Agreement Date, (v) any failure by the Company to meet any financial projections, budgets or estimates of revenue or earnings, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (iv) and (vi), any change giving rise to or contributing to any such failure may be taken into account in determining whether there has been, a Material Adverse Change with respect to, or a Material Adverse Effect on, the Acquired Companies), and (vi) the announcement or pendency of this Agreement or the transactions contemplated hereby, including losses or threatened losses of employees, customers, suppliers or vendors.
“Materials of Environmental Concern” means any chemical, pollutant, contaminant, waste, toxic substance, petroleum or petroleum product or any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.
“Merger Consideration” means (i) the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of outstanding Company Capital Stock pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and, if applicable, Section 2.4(f) and Section 2.12, and (ii) the consideration that a Company Optionholder is entitled to receive in exchange for such Company Optionholder’s Company Options pursuant to Section 2.2(a), Section 2.2(b) and, if applicable, Section 2.4(f) and Section 2.12.
“Merger Sub Ancillary Agreements” means each agreement or document (other than this Agreement) that Merger Sub is to enter into as a party thereto pursuant to this Agreement.
“Merger Sub Common Stock” means the common stock, par value $0.01 per share, of Merger Sub.
“Non-Continuing Employee” means any employee of any of the Acquired Companies who does not continue in employment with such Acquired Company, Parent or any of Parent’s Affiliates (including the Surviving Corporation and its Subsidiaries) as of the Closing Date.
“Non-Dissenting Stockholder” means each Company Stockholder that does not perfect his, her or its appraisal rights in accordance with Section 262 of the DGCL and is otherwise entitled to receive consideration pursuant to Section 2.1(c), Section 2.1(e) or Section 2.1(g).
“Non-Negotiated Vendor Contract” means a Contract that meets all of the following conditions: (i) such Contract grants to the Acquired Companies a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis (and does not include any other express Intellectual Property Licenses), (ii) such Contract is a non-negotiated “shrink-wrap” or “click-through” Contract, (iii) such Contract is expressly terminable for convenience by any of the Acquired Companies upon 60 days’ or less prior notice (other than customary confidentiality obligations), (iv) the Software under such Contract is not included, incorporated or embedded in, linked to, combined, distributed or made available with, or used in the delivery of, any Company Software or Company Offering, (v) such Contract does not require any of the Acquired Companies to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $50,000 or ongoing subscription or service fees of no more than $20,000 per year (with total aggregated fees committed by the Acquired Company of no more than $50,000), and (vi) such Contract is not a license for Open Source Software.
“Non-Qualifying Holder” means a Company Stockholder that (i) has not, at least two Business Days prior to Closing, delivered to Parent and the Company an Investment Representation Letter, or (ii) has, at least two Business Days prior to Closing, delivered to Parent and the Company an Investment Representation Letter pursuant to which such holder has represented that it is not an Accredited Investor.
“Open Source Software” means any Software that is subject to or licensed, provided, distributed or made available under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.
“Ordinary Course of Business” means a course of business that is in the ordinary course of the business of the Acquired Companies and consistent with their past practices.
“Parent Ancillary Agreements” means each agreement or document (other than this Agreement) that Parent is to enter into as a party thereto pursuant to this Agreement.
“Parent Common Stock” means the shares of common stock, $0.001 par value per share, of Parent.
“Parent Material Adverse Effect” means any change, event, circumstance, condition or effect that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the financial condition, assets (including intangible assets) and liabilities taken together, business, operations or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Parent Material Adverse Effect (unless, in the case of clauses (i) through (iv) below, they have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, as compared to any of the other companies in the industry in which Parent and its Subsidiaries operate, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether there has been a Parent Material Adverse Change): (i) changes in general economic conditions or financial markets, (ii) changes affecting Parent’s industry generally, (iii) changes in national or international political or social conditions, including acts of war or terrorism, and natural disasters or other acts of God, (iv) changes in Law or GAAP occurring after the Agreement Date, (vi) any failure by Parent to meet any financial projections, budgets or estimates of revenue or earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (iv), (v), (vii) and (viii), any change giving rise to or contributing to any such failure may be taken into account in determining whether there has been, a Parent Material Adverse Change), (vii) changes in the trading price or trading volume of Parent Common Stock, or the suspension of trading in or delisting of Parent’s securities on the New York Stock Exchange, (viii) and the announcement or pendency of this Agreement or the transactions contemplated hereby, including losses or threatened losses of employees, customers, suppliers or vendors.
“Parent Specified Representations” means the representations and warranties of Parent set forth at Section 4.1, 4.2 and 4.3.
“Patent” means any patent or patent application, utility model or application for any utility model, inventor’s certificate or application for any inventor’s certificate, or invention disclosure statement.
“Per Share Escrow Contribution Amount” means (i) with respect to each share of Company Capital Stock held by a Non-Dissenting Stockholder, an amount equal to the product of (a) the Escrow Amount, multiplied by (b) the Specified Fraction with respect to such share of Company Capital Stock and (ii) with respect to each share of Company Common Stock subject to a Company Option held by the Indemnifying Optionholders, an amount equal to the product of (a) the Escrow Amount, multiplied by (b) the Specified Fraction with respect to such share of Company Common Stock subject to such Company Option.
“Permitted Encumbrance” means (i) any statutory lien for Taxes (a) not yet due or delinquent or (b) the validity or amount of which is being contested in good faith by appropriate proceedings; provided, that in the case of clause (b), adequate reserves in accordance with GAAP have been established therefor on a basis consistent with prior periods and are reflected on the Company Financial Statements; (ii) any mechanics’, carriers’, workers’, repairers’ or other similar lien arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of any of the Acquired Companies or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the Company Financial Statements in accordance with GAAP on a basis consistent with prior periods; (iii) any pledge, deposit or other lien securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); and (iv) with respect to any real property leased by any of the Acquired Companies (a) any Encumbrance on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest, (b) any Encumbrance that would be set forth in any title policies, endorsements, title commitments, title certificates and/or title reports and any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, and (c) any minor encroachment; provided, however, that none of the foregoing Encumbrances or encroachments described in clause (iv) would reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the property to which they relate in the Company Business.
“Person” means any individual, corporation, company, limited liability company, partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.
“Personal Information” means, in addition to all information defined or described by any of the Acquired Companies as “personal data”, “personal information,” “personally identifiable information,” “PII,” or any similar term in any of the Acquired Companies’ privacy policies or other public-facing statement, any information that is subject to any Privacy Law or regarding or capable of being associated with an individual consumer or device, including: (i) information that identifies, could be used to identify (alone or in combination with other information) or is otherwise identifiable with an individual or a device, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, any religious or political view or affiliation, marital or other status, photograph, face geometry, or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual, (ii) any data regarding any activity of an individual online or on a mobile device or other application (e.g., any search conducted, web page or content visited or viewed), whether or not such information is associated with an identifiable individual, and (iii) any Internet Protocol address or other persistent identifier. Personal Information may relate to any individual, including any user of any Internet or device application who views or interacts with any Company Offering, or a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.
“Plans” means each of the product roadmaps of any Acquired Company (including any activities, products, services, features, or functionality included therein) as such roadmaps exist on the Agreement Date. “Planned” means, with respect to any activity, product, service, feature, or functionality, that such activity, product, service, feature, or functionality is described or otherwise included in a Plan and is either (i) undertaken, developed or incorporated into an Acquired Company product or service or made available (in each case, including in trial or beta version) or (ii) described in a Plan as, or intended, to be so undertaken, developed, incorporated, or made available, in each case of clauses (i) and (ii), on or prior to December 31, 2016. The Voice API v2, Voice API v3 and Conversation API, and the design, development and commercialization thereof are deemed to be Planned.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on and including the Closing Date.
“Privacy Law” means any Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information or User Data and any such Law governing breach notification, any penalties and compliance with any order, including the Children’s Online Privacy Protection Act, the California Online Privacy Protection Act, the Video Privacy Protection Act, the Communications Decency Act, the Payment Card Industry Data Security Standard, the CAN-SPAM Act and Canada’s Anti-Spam Legislation, Health Insurance Portability and Accountability Act, the UK Data Protection Act 1998 and any Law or regulation implementing either or both of EU Directive 95/46/EC and EU Directive 2002/58/EC (each as amended from time to time).
“Proprietary Information” means any information or material not generally known to the public, including any trade secret and or other confidential and proprietary information.
“Pro Rata Share” means, with respect to any Company Stockholder or the Indemnifying Optionholders, the fraction having (i) a numerator equal to the aggregate amount of Merger Consideration that such Person is entitled to receive pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) and (ii) a denominator equal to the aggregate amount of Merger Consideration that all Company Stockholders and Indemnifying Optionholders are entitled to receive pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) (it being understood that, for purposes of this definition, each share of Parent Common Stock issued as Merger Consideration shall be valued at the Average Trading Price); provided, that for purposes of the apportionment of Damages that are not recovered from the Escrow Fund, Pro Rata Share shall mean with respect to any Company Stockholder or the Indemnifying Optionholders that have executed and delivered to Parent a Support Agreement as of the date of the final determination of such Damages, the fraction having (a) a numerator equal to the aggregate amount of Merger Consideration that such Person is entitled to receive pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b), and (b) a denominator equal to the aggregate amount of Merger Consideration that all Company Stockholders and Indemnifying Optionholders who have executed and delivered to Parent a Support Agreement as of the date of the final determination of such Damages are entitled to receive pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) (it being understood that, for purposes of this definition, each share of Parent Common Stock issued as Merger Consideration shall be valued at the Average Trading Price).
“Qualifying Holder” means a Company Stockholder or Indemnifying Optionholder that has, at least two Business Days prior to Closing, delivered to Parent and the Company an Investment Representation Letter, pursuant to which such holder has represented that it is an Accredited Investor.
“Qualifying Holder Cash Percentage” means an amount, expressed as a percentage, equal to the quotient of (i) the Available Cash, divided by (ii) the sum of (a) the Available Cash plus (b) the Available Stock.
“Qualifying Holder Stock Percentage” means an amount, expressed as a percentage, equal to (i) one, minus (ii) the Qualifying Holder Cash Percentage.
“Registered Company Intellectual Property Right” means (i) any issued Patent, pending Patent application, Mark registration, application for Mark registration, Copyright registration, application for Copyright registration and Domain Name registration owned, purported to be owned, filed or applied for by or on behalf of any of the Acquired Companies, and (ii) any other application, registration, recording and filing filed by or on behalf of any of the Acquired Companies (or otherwise authorized by or in the name of any of the Acquired Companies) with respect to any Company Intellectual Property Right.
“Residual Per Share Amount” means an amount equal to the quotient of (i) the Aggregate Residual Amount, divided by (ii) the Fully Diluted Common Share Number.
“Required Employee” means each individual set forth on Schedule 1.1(f).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended
“Series A Preferred Stock” means shares of Series A Preferred Stock of the Company, par value $0.001 per share.
“Series B Aggregate Liquidation Preference Amount” means an amount equal to (i) the Series B Preference Amount, multiplied by (ii) the aggregate number of shares of Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time (including for the avoidance of doubt, all Disregarded Shares that are not Treasury Shares).
“Series B Per Share Amount” means an amount equal to (i) the Series B Preference Amount, plus (ii) the Residual Per Share Amount.
“Series B Preference Amount” means an amount equal to $0.376.
“Series B Preferred Stock” means shares of Series B Preferred Stock of the Company, par value $0.001 per share.
“Series C Preferred Stock” means shares of Series C Preferred Stock of the Company, par value $0.001 per share.
“Series D Aggregate Liquidation Preference Amount” means an amount equal to (i) the Series D Preference Amount, multiplied by (ii) the aggregate number of shares of Series D Preferred Stock that are issued and outstanding immediately prior to the Effective Time (including for the avoidance of doubt, all Disregarded Shares that are not Treasury Shares).
“Series D Preference Amount” means an amount equal to $11.76724.
“Series D Preferred Stock” means shares of Series D Preferred Stock of the Company, par value $0.001 per share.
“Software” means any (i) computer program, including any API or SDK, software implementation of any algorithm, model or methodology, whether in source code or object code, (ii) Database, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.
“Specified Fraction” means, with respect to each share of Company Capital Stock held by a Non-Dissenting Stockholder and each share of Company Common Stock subject to a Company Option held by the Indemnifying Optionholders, the fraction having a numerator equal to the Merger Consideration payable pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) or Section 2.2(b), as the case may be, with respect to such share of Company Capital Stock or such share of Company Common Stock subject to such Company Option (including, in each case, amounts to be contributed to the Escrow Fund with respect thereto pursuant to Section 2.5), and having a denominator equal to the aggregate amount of Merger Consideration payable pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) in respect of all shares of Company Capital Stock held by Non-Dissenting Stockholders and all shares of Company Common Stock subject to Company Options held by the Indemnifying Optionholders (including, in each case, amounts to be contributed to the Escrow Fund with respect thereto pursuant to Section 2.5) (it being understood that, for purposes of this definition, each share of Parent Common Stock shall be valued at the Average Trading Price).
“Specified Representations” means the representations and warranties of the Company set forth at Sections 3.1, 3.2, 3.3(a), 3.3(c)-(f), 3.4, 3.7 and 3.26.
“Specified Tax Refunds” means (i) refunds of federal and state income Tax paid with respect to the Company’s income Tax Returns for the taxable year ending December 31, 2013 in an amount approximately equal to $959,417, and (ii) VAT refunds of the Acquired Companies for all taxable periods (or portions thereof) ending on or before the Closing Date, in an amount approximately equal to $269,217 as of March 31, 2016, as adjusted through the Closing Date.
“Spreadsheet” means a spreadsheet in form reasonably acceptable to Parent, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following factual information relating to holders of Company Capital Stock and Company Options: (i) the names of all the Company Stockholders and Company Optionholders, and their respective last known addresses, tax residence and country of citizenship, (ii) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options held by, such Persons and, in the case of outstanding shares of Company Capital Stock, the respective certificate numbers, dates of acquisition and whether the shares (and, if so, how many) were received upon the exercise of Company Options, (iii) the date of grant, type of grant (i.e., incentive stock option, non-statutory stock option or EMI Option) and exercise price per share for each Company Option, (iv) the vesting arrangements with respect to Company Options (including vesting schedule, vesting commencement date, date fully vested and the extent to which the Company Options are vested), (v) a list of all Company Restricted Shares that have been issued (including the vesting schedule and amount of each grant that is vested), including whether a Section 83(b) election or an election pursuant to Section 431 of the ITEPA has been made and the amount of withholding, if any, that is required with respect to such shares, (vi) for each Company Stockholder and the Indemnifying Optionholders: (A) whether such holder is a Qualifying Holder or a Non-Qualifying Holder, (B)  such holder’s Cash Percentage and Stock Percentage and (C) the aggregate number of shares of Parent Common Stock issued or issuable to such holder pursuant to this Agreement, (vii) the calculation of the Adjusted Transaction Value, the Aggregate Consideration Amount, the Cash Consideration, the Qualifying Holder Cash Percentage, the Stock Consideration, the Qualifying Holder Stock Percentage, the Available Cash, the Available Stock, the Escrow Cash, the Escrow Shares, the Aggregate Exercise Amount, the Withholding Options Closing Payment, the Aggregate Liquidation Preference Amount, the Aggregate Residual Amount, the Series B Per Share Amount, the Residual Per Share Amount, the Fully Diluted Common Share Number, the Aggregate Cash Option Payment, the Aggregate Indemnifying Option Cash Payment, the Average Trading Price, and the number of shares of Company Common Stock and each class of Company Preferred Stock outstanding immediately prior to the Effective Time, (viii) the Specified Fraction and the Per Share Escrow Contribution Amount with respect to each share of Company Preferred Stock, each share of Company Common Stock and each share of Company Common Stock subject to a Company Option, (ix) the Payout Specified Fraction with respect to each Participating Share, (x) the aggregate Merger Consideration payable at Closing to each Company Securityholder with respect to the shares of Company Capital Stock and Company Options held by such Company Securityholder in accordance with this Agreement, (xi) the Pro Rata Share (expressed as a percentage) of each Company Stockholder and the Indemnifying Optionholders, (xii) the Cash Option Payment payable at Closing to each Company Optionholder, (xiii) whether or not each payment made under this Agreement is subject to Tax withholding (but not the amount of withholding thereof), (xiv) the Pro Rata Share (expressed as a dollar amount) of each Company Stockholder and the Indemnifying Optionholders of the Expense Fund Amount and (xv) the name of each EMI Optionholder who has delivered an EMI Exercise Notice and, with respect to each EMI Option covered by such EMI Exercise Notice, the EMI Exercise Price, the EMI Option Taxes and the EMI Option Amount.
“Stock Consideration” means an amount equal to (i) Stock Consideration Fraction, multiplied by (ii) the Aggregate Consideration Amount.
“Stock Consideration Fraction” means (i) one, minus (ii) the Cash Consideration Fraction.
“Stock Percentage” means (i) with respect to each share of Company Capital Stock held (a) by a Qualifying Holder who is not a Management Holder, the Qualifying Holder Stock Percentage, (b) by a Qualifying Holder who is a Management Holder, fifty percent (50%), and (c) by a Non-Qualifying Holder, zero percent (0%), and (ii) with respect to each share of Company Common Stock subject to a Company Option held by an Indemnifying Optionholder, fifty percent (50%).
“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.
“Subsidiary” means with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or a majority of the profit interests in such other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
“SVB” means Silicon Valley Bank.
“SVB Loan and Security Agreement” means the Loan and Security Agreement, dated as of October 28, 2015, between SVB and the Company.
“Target Working Capital Amount” means negative $75,000.
“Tax” (and, with correlative meaning, “Taxes”) means (i) any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, sales, use, VAT, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, estimated or windfall profit tax, custom duty, national insurance tax, health tax or other tax or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any Liability for the payment of any amount of the type described in clause (i)  as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any Liability for the payment of any of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, by Contract or otherwise.
“Tax Return” means any return, amended return, election declaration, report, claim for refund, information return or statement filed or required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Technology” means any: (i) technology, formulae, algorithm, procedure, process, method, technique, idea, know-how, creations, inventions, discoveries and improvement (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel or other information and materials; (iii) customer list, customer contact and registration information, customer correspondence and customer purchasing history; (iv) specification, design, industrial design, model, device, prototype, schematic and development tool; (v) Software, website, content, image, logo, graphic, text, photographs, artwork, audiovisual works, sound recording, graph, drawing, reports, analysis, writing, of any other work of authorship and copyrightable subject matter (“Work of Authorship”); (vi) database or other compilation or collection of data or information (“Database”); (vii) mask work, layout, topography or other design feature with respect to any integrated circuit (“Mask Work”); (viii) Mark; (ix) domain name, uniform resource locator or other name or locator associated with the Internet (“Domain Name”); and (x) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.
“Top SMS Provider” means the top 25 providers of short message service (SMS) telecommunication services to the Company, as determined by aggregate payments made by any of the Acquired Companies over the 12 complete calendar months ended as of December 31, 2015.
“Top Voice Carrier” means the top 10 providers of voice telecommunications services to the Company, as determined by aggregate payments made by any of the Acquired Companies over the 12 complete calendar months ended as of December 31, 2015.
“Transaction Fee” means any out-of-pocket cost or expense of the Acquired Companies, any employee of any of the Acquired Companies or any Company Securityholder incurred by, paid by, or to be paid by, any of the Acquired Companies in connection with the Merger and this Agreement and the transactions contemplated by this Agreement, including, without duplication, (i) any fee or expense of any investment banker, financial advisor, legal counsel, accountant or other professional advisor, (ii) any premium or related cost for any directors’ and officers’ liability insurance (including any tail insurance policy) purchased by any Acquired Company in connection with the transactions contemplated by this Agreement, (iii) any corporate-level employment Tax based on any payment pursuant to this Agreement or attributable to a Closing Employee Payment, (iv) any Closing Employee Payment, (v) the Aggregate Equity Release Amount and (vi) the G2020 Fee.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“Underwater Option” means any Company Option that has an exercise price payable in respect of a share of Company Common Stock subject to such Company Option that equals or exceeds the Residual Per Share Amount, whether or not vested.
“Unpaid Transaction Fee” means any Transaction Fee, or portion thereof, that is not paid in full prior to the Effective Time.
“Unvested Company Options” means any Company Options that are unvested immediately prior to the Effective Time.
“Unvested EMI Options” means any EMI Options that are Unvested Company Options.
“User Data” means any Personal Information or other data or information collected by or on behalf of any Acquired Company from any user of any website or any Company Offering or Company Software.
“VAT” means any ad valorem, value added, goods and services or similar tax.
“Vested Company Options” means Company Options that are not Unvested Company Options.
“Vested EMI Options” means any EMI Options that are not Unvested EMI Options.
“WARN Act” means the Workers Adjustment and Retraining Notification Act, as amended.
“Working Capital Lower Threshold” means an amount that is $250,000 less than the Target Working Capital Amount.
“Working Capital Upper Threshold” means an amount that is $250,000 greater than the Target Working Capital Amount.
Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement in the sections referenced below.

Defined Term	Section
2015 Audited Financial Statements	7.2(w)
280G Approval	5.5(e)
Accounting Referee	2.4(d)
Acquisition Proposal	5.5(c)
Aggregate Cash Option Payment	2.2(a)
Aggregate Equity Release Amount	5.11(b)
Aggregate Indemnifying Option Cash Payment	2.2(b)(i)
Agreement	Preamble
Agreement Date	Preamble
Arbitration Agreement Average Company Revenue	Recitals 2.12(j)(i)
Assumed Option	2.2(e)
Basket	9.3(d)
Bribery Act	3.23(a)(vi)
Cash Option Payment	2.2(a)
Certificate of Merger	2.6
Certificates	2.8(b)
Charter Documents	3.1
Claim	9.4(a)
Closing Balance Sheet	2.4(c)
Closing Pay-Off Debt	5.12
Closing Working Capital Statement	2.4(c)
Company	Preamble
Company Benefit Arrangement	3.16(h)
Company Disclosure Letter	Article 3
Company Representation Indemnities	9.2(a)
Company Representatives	5.8(a)
Confidentiality Agreement	5.9
Contested Claim	9.7(a)(ii)
Damages	9.2
Deal Communications	11.16(b)
Disputed Item	2.4(d)
DGCL	Recitals
Disregarded Shares	2.1(b)
Effective Time	2.6
EMI Exercise Notice	2.2(d)
EMI Exercise Price	2.2(d)
EMI Option Amount	2.2(d)
EMI Option Taxes	2.2(d)
Employee Covenants Agreement	Recitals
Equity Release Agreement	5.11(b)
Escrow Agreement Escrow Cash Escrow Shares	2.5(b) 2.5(a) 2.5(a)
Estimated Adjusted Transaction Value	2.4(b)
Estimated Closing Balance Sheet	2.4(a)
Estimated Closing Working Capital Amount Exchange Agent Exchange Agent Agreement	2.4(a) 2.8(a) 2.8(a)
Export Approvals	3.24(b)
FCPA	3.23(a)(vi)
Final Adjusted Transaction Value Final Objection Notice Final Response Notice Foreign Benefit Plan Foreign Government Official	2.4(f)(iv) 2.12(f) 2.12(f) 3.16(h) 3.23(c)
G2020 Fee	2.12(f)
Goodwin	11.16(a)
Governmental Permits	3.15(b)
Held Back Amount	9.8
Indemnified Party	9.2
Indemnifying Option Cash Payment	2.2(b)(i)
Indemnifying Party	9.2
Information Statement Initial Objection Notice Initial Response Period	5.5(b) 2.12(f) 2.12(f)
Insurance Coverage	5.17
Invention Assignment Agreement	3.14(j)
Legal Request	11.16(c)
Letter of Transmittal	2.8(b)
Major Stockholders	Recitals
Maximum Monthly Variable Payout Amount	2.12(j)(ii)
Merger	Recitals
Merger Sub	Preamble
Non-Competition Agreement	Recitals
Notice of Claim	9.4(b)
Objection	2.4(d)
Objection Period	2.4(d)
Offer Letter	Recitals
Owned Company IP	3.14(c)
Parachute Payment Waiver	5.5(e)
Parent	Preamble
Parent Benefit Plans	6.5(b)
Parent EMI Options	2.2(f)
Parent Parties	11.16(b)
Parent SEC Documents	4.5
Participating Holder	2.12(j)(iii)
Participating Shares	2.12(j)(iv)
Payment Conditions Payout Specified Fraction	9.9(a) 2.12(j)(iii)
Privileged Deal Communications	11.16(b)
Promised Options	3.4(e)
Representative	Preamble
Representative Expenses	9.13(b)
Response Date Revenue Benchmark Amount	2.4(d) 2.12(j)(v)
Share Allocated Variable Payout Portion Share Issuance Share Issuance Election	2.12(d)(i) 2.12(d)(i) 2.12(d)(i)
Significant Customer	3.20(a)
Significant Supplier	3.20(b)
Specified Person Specified Trading Price Standard Customer Agreements Standard NDAs	3.4(e) 2.12(j)(vii) 3.12(b) 3.12(x)
Stockholder Approval	3.3(e)
Stockholder Consent	Recitals
Support Agreements	Recitals
Surviving Corporation	Recitals
Takeover Statute	3.3(f)
Tax Benefits Preservation Plan	4.8
Tax Claim	10.3(a)
Third-Party Claim Top 100 Customers	9.4(b)(ii) 2.12(j)(vii)
Transfer Taxes	10.4
Treasury Shares	2.1(b)
Unvested EMI Form of Instruction	2.2(f)
Variable Payout Amount	2.12(a)
Variable Payout Statement	2.12(e)
Waived 280G Benefits	5.5(e)
Withholding Options	2.8(a)
Withholding Options Closing Payment	2.8(a)

ARTICLE 2
THE MERGER
2.1    Conversion of Shares.
(a)    Conversion of Merger Sub Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Merger Sub Common Stock, each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of common stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.
(b)    Cancellation of Company-Owned Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Capital Stock, each share of Company Capital Stock held in the Company’s treasury (“Treasury Shares”) or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of consideration therefor (such shares of Company Capital Stock, together with any Dissenting Shares, the “Disregarded Shares”).
(c)    Conversion of Series D Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (following the satisfaction of all applicable Payment Conditions, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.3):
(i)    an amount equal to (A) the Series D Preference Amount, minus (B) the Per Share Escrow Contribution Amount with respect to such share of Series D Preferred Stock;
(ii)    any disbursements required to be made from the Escrow Fund with respect to such share of Series D Preferred Stock to the former holder thereof in accordance with Section 9.8, as and when such disbursements are required to be made;
(iii)    any additional amount that may be required to be paid by Parent with respect to such share of Series D Preferred Stock to the former holder thereof in accordance with Section 2.4(f), as and when such payment is required to be made; and
(iv)    any payments of cash and/or issuance of shares of Parent Common Stock, if any, due pursuant to Section 2.12 in respect of such share of Series D Preferred Stock.
provided, however, that any consideration payable pursuant to clause (i) to any holder of Series D Preferred Stock shall be subject to the conditions and contingencies of such holder’s Investment Representation Letter. The number of shares of Parent Common Stock which such holder is entitled to receive under this Section 2.1(c) shall be rounded down to the nearest whole number of shares of Parent Common Stock.
(d)    Conversion of Series C Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Disregarded Shares), shall automatically be deemed to convert into Company Common Stock in accordance with the Certificate of Incorporation immediately prior to the Effective Time and shall be treated in accordance with Section 2.1(g).
(e)    Conversion of Series B Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (following the satisfaction of all applicable Payment Conditions, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.3):
(i)    an amount equal to (A) the Series B Per Share Amount, minus (B) the Per Share Escrow Contribution Amount with respect to such share of Series B Preferred Stock;
(ii)    any disbursements required to be made from the Escrow Fund with respect to such share of Series B Preferred Stock to the former holder thereof in accordance with Section 9.8, as and when such disbursements are required to be made;
(iii)    any additional amount that may be required to be paid by Parent with respect to such share of Series B Preferred Stock to the former holder thereof in accordance with Section 2.4(f), as and when such payment is required to be made; and
(iv)    any payments of cash and/or issuance of shares of Parent Common Stock, if any, due pursuant to Section 2.12 in respect of such share of Series B Preferred Stock;
provided, however, that any consideration payable pursuant to clause (i) to any holder of Series B Preferred Stock shall be subject to the conditions and contingencies of such holder’s Investment Representation Letter. The number of shares of Parent Common Stock which such holder is entitled to receive under this Section 2.1(e) shall be rounded down to the nearest whole number of shares of Parent Common Stock.
(f)    Conversion of Series A Preferred Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Disregarded Shares), shall automatically be deemed to convert into Company Common Stock in accordance with the Certificate of Incorporation immediately prior to the Effective Time and shall be treated in accordance with Section 2.1(g).
(g)    Conversion of Company Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any Company Restricted Shares, but excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (following the satisfaction of all applicable Payment Conditions, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.3):
(i)    an amount equal to (A) the Residual Per Share Amount, minus (B) the Per Share Escrow Contribution Amount with respect to such share of Company Common Stock;
(ii)    any disbursements required to be made from the Escrow Fund with respect to such share of Company Common Stock to the former holder thereof in accordance with Section 9.8, as and when such disbursements are required to be made;
(iii)    any additional amount that may be required to be paid by Parent with respect to such share of Company Common Stock to the former holder thereof in accordance with Section 2.4(f), as and when such payment is required to be made; and
(iv)    any payments of cash and/or issuance of shares of Parent Common Stock, if any, due pursuant to Section 2.12 in respect of such share of Company Common Stock;
provided, however, that any consideration payable pursuant to clause (i) to any holder of Company Common Stock shall be subject to the conditions and contingencies of such holder’s Investment Representation Letter and, if such holder is a Management Holder, the provisions of such holder’s Support Agreement. The number of shares of Parent Common Stock which such holder is entitled to receive under this Section 2.1(g) shall be rounded down to the nearest whole number of shares of Parent Common Stock.
(h)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring in compliance with the terms hereof after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares (or any per share dollar amounts) of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices or other per share dollar amounts therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be made to the fifth decimal place.
2.2    Treatment of Company Options.
(a)    Vested Company Options. At the Effective Time, each Vested Company Option (after giving effect to any acceleration pursuant to Section 2.2(h)) held by a Company Optionholder (other than an Indemnifying Optionholder) that is not an Underwater Option shall terminate and be cancelled without further action by the parties hereto or the Company Optionholders and upon the cancellation thereof such Company Option shall be converted into the right to receive for each share of Company Common Stock subject to such Company Option, an amount in cash equal to (i) the Residual Per Share Amount, minus (ii) the exercise price per share of Company Common Stock subject to such Company Option (such amount, a “Cash Option Payment” and the sum of all such payments, the “Aggregate Cash Option Payment”).
(b)    Indemnifying Optionholders. Immediately prior to the Effective Time, each Company Option that is then unvested, outstanding and unexercised and held by the Indemnifying Optionholders shall become fully vested and exercisable. At the Effective Time, each Vested Company Option (after giving effect to any acceleration pursuant to this Section 2.2(b)) held by an Indemnifying Optionholder that is not an Underwater Option shall terminate and be cancelled without further action by the parties hereto or the Company Optionholders and upon the cancellation thereof such Company Option shall be converted into the right to receive for each share of Company Common Stock subject to such Company Option (apportioned between cash and shares of Parent Stock as set forth in Section 2.3):
(v)    an amount equal to (A) the Residual Per Share Amount, minus (B) the exercise price per share of Company Common Stock subject to such Company Option (such amount, a “Indemnifying Option Cash Payment” and the sum of all such payments, the “Aggregate Indemnifying Option Cash Payment”);
(vi)    any disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with Section 9.8, as and when such disbursements are required to be made;
(vii)    any additional amount that may be required to be paid by Parent with respect to such share to the former holder thereof in accordance with Section 2.4(f), as and when such payment is required to be made; and
(viii)    any payments of cash and/or issuance of shares of Parent Common Stock, if any, due pursuant to Section 2.12 in respect of such share;
provided, however, that any consideration payable pursuant to clause (i) to any Indemnifying Optionholder shall be subject to the conditions and contingencies of such holder’s Support Agreement and Investment Representation Letter. The number of shares of Parent Common Stock which such holder is entitled to receive under this Section 2.2(b) shall be rounded down to the nearest whole number of shares of Parent Stock.
(c)    Withholding. All consideration to be received by the holders of Withholding Options pursuant to this Section 2.2 shall be paid to and distributed by the Surviving Corporation promptly after the Effective Time, treated as compensation by it and shall be net of any applicable Taxes withheld pursuant to Section 2.10. All consideration to be received by the holders of Company Options that are not Withholding Options pursuant to this Section 2.2 shall be, subject to each such holder first providing all documentation required by Parent (including an IRS Form W-9 or any successor form), paid to and distributed by the Exchange Agent to such Company Optionholder. Prior to the Closing, the Company shall provide notice (in a form reasonably satisfactory to Parent) to each holder of Vested Company Options describing the treatment of the Vested Company Options in accordance with this Section 2.2. No holder of any Underwater Option shall be entitled to any consideration with respect thereto.
(d)    Exercise of EMI Options. As soon as practicable following the date of this Agreement, the Company shall provide to each EMI Optionholder who holds Vested EMI Options: (i) written notice, in such form as may be agreed between the Company and Parent, that such holder’s EMI Options shall be exercisable on the day prior to the Effective Time; and (ii) a notice of exercise in respect of Vested EMI Options in such form as may be agreed between the Company and Parent (the “EMI Exercise Notice”). Each EMI Optionholder who returns a duly completed EMI Exercise Notice to the Company by the day which is two days prior to the Effective Time (or such other later time as the Company and the Parent may agree), thereby instructs (such instructions being contingent on the Closing taking place) Parent to pay to the Company, in such EMI Optionholder’s name and on such EMI Optionholder’s behalf, at the Effective Time, subject to Section 2.8: (A) the exercise price of each Vested EMI Option which is not an Underwater Option and that is exercised prior to or contingent upon the Closing multiplied by the number of shares of Company Common Stock to be received by such holder as a result of the exercise of each such EMI Option (the “EMI Exercise Price”); and (B) an amount equal to any liability for income tax or other Taxes in respect of which the Company is liable to account to HMRC or any other Tax authority (including any income tax, primary class 1 (employees’) National Insurance contributions and secondary class 1 (employer’s) National Insurance contributions or other similar levies) which arise as a consequence of or in connection with the exercise of such EMI Options (collectively, the “EMI Option Taxes”, and, together with the EMI Exercise Price, the “EMI Option Amount”). Consequently, the consideration to be paid to each holder of an EMI Option in accordance with Section 2.8 in respect of Company Common Stock received on exercise of such Vested EMI Options shall be reduced by the EMI Option Amount. Prior to the Effective Time, the Company shall issue all shares of Common Stock with respect to which each Vested EMI Option which is not an Underwater Option is due to be exercised pursuant to the EMI Exercise Notices prior to the Effective Time. Parent shall cause to be delivered to the Company the aggregate exercise price for all Company Common Stock issued upon the exercise of each Vested EMI Option which is not an Underwater Option prior to or contingent upon the Closing, together with the full amount of any EMI Option Taxes arising in connection with the exercise of any such Vested EMI Options. For the avoidance of doubt, if the Vested EMI Options are not exercised, they will be treated as Vested Company Options in accordance with Section 2.2(a). All holders of exercised EMI Options will be treated as Non-Qualifying Holders for purposes of this Agreement.
(e)    Assumed Options. Subject to Section 2.1(f), at the Effective Time, each Unvested Company Option (including any Unvested EMI Option) that is set forth on Schedule 2.2(d) shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Parent (each such Unvested Company Option, an “Assumed Option”) in a manner consistent with the requirements of Section 409A of the Code; provided, however, that the parties shall update and finalize such schedule of Assumed Options immediately prior to the Closing, it being understood that Parent will assume only Unvested Company Options that are held by Company Optionholders who are Company Continuing Employees. Each Unvested Company Option held by a Company Optionholder who is not a Continuing Company Employee, subject to Section 2.2(h), shall be cancelled and terminated without consideration upon the Effective Time. Each Assumed Option shall otherwise continue to have, and be subject to, the same terms and conditions (including the vesting arrangements and other terms and conditions set forth in the Company Stock Plan and the applicable stock option or other agreement) as are in effect immediately prior to the Effective Time, except that (i) Parent shall have any and all amendment and administrative authority with respect to such option (subject, in the case of any amendment, to any required consent of the affected Company Optionholder), (ii) such option shall become exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the next whole number of shares of Parent Common Stock) of (A) the number of shares of Company Common Stock that would have been issuable upon exercise of such Assumed Option immediately prior to the Effective Time multiplied by (B) the Equity Exchange Ratio, and (iii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio. All Assumed Options that prior to the Effective Time were treated as “incentive stock options” within the meaning of Section 422 of the Code shall from and after the Effective Time be treated as non-qualified stock options and shall not be treated as incentive stock options under the Code, and any Assumed Options that prior to the Effective Time include an “early exercise” feature that permitted the option to be exercised prior to the time that the option had vested shall from and after the Effective Time no longer include such an early-exercise feature. Clauses (ii) and (iii) above shall be subject to such reasonable adjustments to (A) the number of whole shares of Parent Common Stock in respect of which each Assumed Option which is an Unvested EMI Option (and for which the Company has received a duly completed Unvested EMI Form of Instruction) is exercisable, and (B) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option, in each case as is necessary in order to ensure that such Assumed Option satisfies the requirements of paragraphs 43(6) and (7) of Schedule 5 to ITEPA. For the avoidance of doubt, the preceding sentence shall not apply if the Assumed Option is not an Unvested EMI Option for which the Company has received a duly completed Unvested EMI Form of Instruction.
(f)    Assumed EMI Options. As soon as practicable following the date of this Agreement, the Company shall provide to each EMI Optionholder holding Unvested EMI Options (A) written notice, in such form as may be agreed between the Company and Parent, that such EMI Optionholder’s EMI Option may be converted on the terms set out therein (such terms to be compliant with Schedule 5 of ITEPA, and as agreed between the Company and the Parent) into an option to acquire Parent Common Stock and (B) a form of instruction, in such form as may be agreed between the Company and Parent (the “Unvested EMI Form of Instruction”), which shall provide for, subject to such form being duly completed and returned to the Company prior to the Effective Time by the relevant EMI Optionholder, the conversion of such EMI Optionholder’s Unvested EMI Options into enterprise management incentive options in the Parent (“Parent EMI Options”). The Parent agrees to treat all Parent EMI Options, to the extent permitted by law, as enterprise management incentive options for the purposes of Schedule 5 of ITEPA. Notwithstanding the above, in the event that the Parent is informed by HM Revenue & Customs that the Parent EMI Options are not eligible for any tax-favored status applicable to enterprise management options, the Parent will cease to treat such Parent EMI Options as enterprise management options for the purposes of Schedule 5 of ITEPA. The holders of such Parent EMI Options shall have no recourse to the Parent as a result of such loss of enterprise management incentive status. Unvested EMI Options in respect of which the relevant EMI Optionholder does not return an Unvested EMI Form of Instruction shall not be treated by the Parent as qualifying enterprise management incentive options with tax favored status. The Company shall notify HM Revenue & Customs in a timely manner of the issue of such Parent EMI Options.
(g)    Company Actions. The Company shall, prior to the Effective Time, take or cause to be taken such actions, and shall obtain all such consents, as may be required to effect the foregoing provisions of this Section 2.2.
(h)    Acceleration. Except for the Company Options set forth on Schedule 2.2(h), the Company will not take any action to accelerate the vesting of any Company Options beyond what is contractually required as of the Agreement Date as specified in Schedule 3.4(b) of the Company Disclosure Letter, and will take any action that it is permitted to take to ensure that the vesting of such Company Options is not accelerated.
(i)    Registration of Assumed Options. Parent will (i) use commercially reasonable efforts to cause Parent Common Stock issuable upon exercise of the Assumed Options to be registered with the SEC on Form S‑8 no later than 30 days following the Effective Time, (ii) use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Assumed Options remain outstanding, and (iii) maintain a sufficient number of reserved shares of Parent Common Stock for issuance upon exercise or vesting, as applicable, thereof.
2.3    Apportionment of Payments and Escrow Contributions.
(a)    With respect to any Qualifying Holder, the Merger Consideration payable to such Qualifying Holder pursuant to Section 2.1(c)(i), Section 2.1(c)(ii), Section 2.1(e)(i), Section 2.1(e)(ii), Section 2.1(g)(i) and Section 2.1(g)(ii), shall be payable as: (A) an amount in cash equal to the product of (1) such Qualifying Holder’s Merger Consideration payable pursuant to Section 2.1(c)(i), Section 2.1(c)(ii), Section 2.1(e)(i), Section 2.1(e)(ii), Section 2.1(g)(i) and Section 2.1(g)(ii), multiplied by (2) the Cash Percentage; and (B) that number of shares of Parent Common Stock equal to the quotient of (1) the product of (aa) such Qualifying Holder’s Merger Consideration payable pursuant to Section 2.1(c)(i), Section 2.1(c)(ii), Section 2.1(e)(i), Section 2.1(e)(ii), Section 2.1(g)(i) and Section 2.1(g)(ii), multiplied by (bb) the Stock Percentage, divided by (2) the Average Trading Price. In determining the aggregate number of shares of Parent Common Stock issuable to each Qualifying Holder, all shares of Parent Common Stock issuable to each holder with respect to its shares of Company Capital Stock shall be aggregated before determining fractional shares. With respect to any Non-Qualifying Holder, such Non-Qualifying Holder’s Merger Consideration shall be payable entirely in cash.
(b)    With respect to any Qualifying Holder, the Per Share Escrow Contribution Amount with respect to each share of Company Capital Stock held by such Qualifying Holder shall be contributed to the Escrow Fund as: (A) an amount in cash equal to the product of (1) such Per Share Escrow Contribution Amount, multiplied by (2) the Cash Percentage; and (B) that number of shares of Parent Common Stock equal to the quotient of (1) the product of (aa) such Per Share Escrow Contribution Amount, multiplied by (bb) the Stock Percentage, divided by (2) the Average Trading Price. In determining the aggregate number of shares of Parent Common Stock that will be contributed to the Escrow Fund by each Qualifying Holder, all shares of Parent Common Stock contributed to the Escrow Fund by such Qualifying Holder with respect to its shares of Company Capital Stock pursuant to the immediately preceding sentence shall be aggregated before determining fractional shares. With respect to any Non-Qualifying Holder, such Non-Qualifying Holder’s Per Share Escrow Contribution Amount with respect to each share of Company Capital Stock held by such Non-Qualifying Holder shall be contributed to the Escrow Fund entirely in cash.
2.4    Adjustments.
(a)    At least three Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an estimated balance sheet of the Company as of the Effective Time (the “Estimated Closing Balance Sheet”) and a statement of the estimated Closing Working Capital Amount, derived from the Estimated Closing Balance Sheet (the “Estimated Closing Working Capital Amount”). The Estimated Closing Balance Sheet and the Estimated Closing Working Capital Amount shall be prepared by the Company in accordance with GAAP using the same practices, procedures, principles, classifications and methodologies applied in the preparation of the Company Balance Sheet (including with respect to the establishing of reserves). The Company shall provide Parent and its accounting and financial staff, auditors and advisors reasonable access to the books and records of the Company and its accounting and financial staff in connection with Parent’s review thereof. The Company will review any comments on the Estimated Closing Working Capital Amount made by Parent and will consider, in good faith, any appropriate changes.
(b)    On the Closing Date, (i) if the Estimated Closing Working Capital Amount is less than the Working Capital Upper Threshold and greater than the Working Capital Lower Threshold, the Adjusted Transaction Value will not be increased or decreased, (ii) if the Estimated Closing Working Capital Amount is greater than the Working Capital Upper Threshold, the Adjusted Transaction Value will be increased by the amount by which the Estimated Closing Working Capital Amount is greater than the Working Capital Upper Threshold, and (iii) if the Estimated Closing Working Capital Amount is less than the Working Capital Lower Threshold, the Adjusted Transaction Value will be decreased by the amount by which the Estimated Closing Working Capital is less than the Working Capital Lower Threshold. The Adjusted Transaction Value, as adjusted pursuant to this Section 2.4(b), is referred to herein as the “Estimated Adjusted Transaction Value.”
(c)    Following the Closing Date, Parent shall prepare and deliver to the Representative, as soon as reasonably practicable but in no event later than 90 days following the Closing Date, a consolidated balance sheet of the Company as of the Effective Time (the “Closing Balance Sheet”) and a statement of the Closing Working Capital Amount derived from the Closing Balance Sheet (the “Closing Working Capital Statement”). The Closing Balance Sheet and the Closing Working Capital Statement shall be prepared in accordance with GAAP using the same practices, procedures, principles, classifications and methodologies applied in the preparation of the Company Balance Sheet (including with respect to the establishing of reserves).
(d)    The Representative shall have 30 days from its receipt of the Closing Working Capital Statement (the “Objection Period”) to review the Closing Working Capital Statement. Parent shall grant the Representative access at reasonable times and places and upon reasonable advance notice to all books, records and employees of the Surviving Corporation as reasonably requested by the Representative in connection with its review of the Closing Working Capital Statement. Upon the expiration of the Objection Period, the Representative, on behalf of all Company Stockholders, shall be deemed to have accepted, and shall be bound by, the Closing Working Capital Statement and the calculation therein of the Closing Working Capital Amount, unless the Representative shall have informed Parent in writing of its disagreement with the Closing Working Capital Statement prior to the expiration of the Objection Period (the “Objection”), specifying each disputed item and setting forth in reasonable detail the basis for each such dispute (each, a “Disputed Item”). Parent shall have 30 days from the date on which it receives the Objection (the date on which such 30 day period ends, the “Response Date”) to review and respond to such Objection. If Parent and the Representative are able to negotiate a mutually agreeable resolution of each Disputed Item, and each signs a certificate to that effect, the Closing Working Capital Statement and the calculation therein of the Closing Working Capital Amount, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for purposes of this Agreement. If any Disputed Items have not been resolved by the Response Date, either Parent or the Representative may refer such Disputed Items to an independent, mutually agreeable, nationally recognized public accounting firm (the “Accounting Referee”) who shall accept its appointment within seven days after such referral, to make a final, non-appealable and binding determination as to such remaining Disputed Items pursuant to the terms hereof. The Accounting Referee shall act as an expert and not as an arbitrator. The Accounting Referee shall be directed to make a determination of the Disputed Items in accordance with Section 2.4(e) promptly, but no later than 30 days, after acceptance of its appointment. Parent and the Representative agree to use their commercially reasonable efforts to effect the selection and appointment of the Accounting Referee pursuant to this Section 2.4(d), including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement. Parent and the Representative shall make readily available to the Accounting Referee all relevant books, records and employees of the Company and the Surviving Corporation that are reasonably requested by the Accounting Referee in connection with the Accounting Referee’s review of any Disputed Items.
(e)    If Disputed Items are referred to the Accounting Referee for resolution pursuant to Section 2.4(d), the Accounting Referee shall determine only with respect to the Disputed Items submitted whether and to what extent, if any, the Closing Working Capital Amount set forth in the Closing Working Capital Statement requires adjustment. With respect to each Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Parent and the Representative. Any finding by the Accounting Referee shall be (i) a reasoned award stating in reasonable detail the findings of fact on which it is based, (ii) final, non-appealable and binding upon the parties hereto and (iii) the sole and exclusive remedy between the parties hereto regarding the Disputed Items so presented. The fees and expenses of the Accounting Referee shall be borne by Parent and the Representative (on behalf of the Company Stockholders and the Indemnifying Optionholders in accordance with their respective Pro Rata Shares) in the same proportion that the dollar amount of Disputed Items which are not resolved in favor of Parent or the Representative, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. Each of Parent and the Representative (on behalf of the Company Stockholders and the Indemnifying Optionholders in accordance with their respective Pro Rata Shares) shall bear the fees, costs and expenses of its own accountants and all of its other expenses incurred in connection with matters contemplated by this Section 2.4.
(f)    Payment of the Adjustments.
(i)    Payment of the adjustments as contemplated by this Section 2.4(f) shall be made (A) if no Objection is made by the Representative during the Objection Period, within five Business Days following the expiration of the Objection Period or (B) if the Representative submits an Objection within the Objection Period, within five Business Days following final resolution of all Disputed Items by either Parent and the Representative or the Accounting Referee.
(ii)    If, upon the final determination of the Closing Working Capital Amount as provided in Section 2.4(d) or 2.4(e), the Closing Working Capital Amount is greater than the Working Capital Upper Threshold, Parent shall promptly deliver, or cause to be delivered, an aggregate amount in cash equal to such excess to (A) the Exchange Agent for payment to the Company Stockholders in accordance with the Exchange Agent Agreement and (B) to the Surviving Corporation or an Affiliate thereof, for subsequent release to the Indemnifying Optionholders as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such release . Subject to Section 9.9, any such amounts shall be promptly distributed to the Company Stockholders and the Indemnifying Optionholders in accordance with each their respective Pro Rata Shares.
(iii)    If, upon the final determination of the Closing Working Capital Amount as provided in Section 2.4(d) or 2.4(e), the Closing Working Capital Amount is less than the Working Capital Lower Threshold, the Representative and Parent shall instruct the Escrow Agent to release an amount in cash equal to such difference from the Escrow Fund to Parent.
(iv)    The Estimated Adjusted Transaction Value as adjusted by this Section 2.4 is referred to herein as the “Final Adjusted Transaction Value.”
(v)    Any payment pursuant to this Section 2.4 shall be treated for all Tax purposes as an adjustment to the Adjusted Transaction Value.
2.5    Escrow; Expense Fund.
(a)    Escrow Amount. At the Effective Time, Parent shall withhold the Escrow Amount from the Merger Consideration otherwise payable pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) to the Non-Dissenting Stockholders and the Indemnifying Optionholders. As promptly as reasonably practicable following the Closing, Parent shall deposit in escrow pursuant to the Escrow Agreement: (A) an amount in cash equal to seventy-five percent (75%) of the Escrow Amount (the “Escrow Cash”) and (B) a number of shares of Parent Common Stock equal to the quotient of (1)(aa) the Escrow Amount, minus (bb) the Escrow Cash, divided by (2) the Average Trading Price (the “Escrow Shares”). The number of shares of Parent Common Stock to be deposited in escrow under this Section 2.5(a) shall be rounded down to the nearest whole number of shares of Parent Common Stock.
(b)    Escrow Agreement. Prior to the Closing, Parent, the Representative and the Escrow Agent shall enter into an escrow agreement in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”). At or promptly after the Effective Time, Parent shall deliver, or cause to be delivered, to the Escrow Agent the Escrow Cash and issue, or cause its transfer agent to issue, a book entry position registered in the name of the Escrow Agent or its nominee representing the Escrow Shares issuable pursuant to Section 2.5(a). The Escrow Cash and the Escrow Shares (collectively, the “Escrow Fund”) shall be held by the Escrow Agent as partial security for the indemnification obligations of the Indemnifying Parties under this Agreement in accordance with the terms and conditions set forth in this Agreement and in the Escrow Agreement, and the Escrow Fund shall be subject to reduction for Claims as provided in Article 9. Each Indemnifying Party’s rights, if any, to receive amounts from the Escrow Fund are non-transferable and non-assignable.
(c)    Expense Fund Amount. Notwithstanding the terms of Sections 2.1(c), 2.1(e), 2.1(g) and Section 2.2(b): (i) at the Effective Time, Parent shall withhold the Expense Fund Amount from the Merger Consideration otherwise payable pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) and Section 2.2(b) to the Non-Dissenting Stockholders and the Indemnifying Optionholders; and (ii) at or as promptly as reasonably practicable following the Closing, Parent shall make, or cause to be made, payment of an amount in cash equal to the Expense Fund Amount by wire transfer to a segregated client bank account maintained by the Representative, to be held in such segregated client bank account and distributed in accordance with the terms of this Agreement. The Expense Fund Amount as contemplated herein shall reflect a proportionate contribution from each Non-Dissenting Stockholder and the Indemnifying Optionholders in an amount equal to such Person’s Pro Rata Share of such amount.
(d)    Tax. The parties acknowledge and agree that the Escrow Amount is intended to be part of the aggregate acquisition consideration payable in exchange for Company Capital Stock in accordance with this Agreement. Accordingly, except with respect to interest imputed under Sections 483 or 1274 of the Code, the parties agree to report payments of the Escrow Amount for U.S. federal and state and foreign income Tax purposes consistent with such treatment unless otherwise required by Law.
2.6    The Closing. Subject to the earlier termination of this Agreement pursuant to Article 8, the Closing shall take place at the offices of Weil, Gotshal & Manges LLP, 201 Redwood Shores Parkway, Redwood Shores, California, 94065, at 10:00 a.m. Pacific time on the Closing Date. On the Closing Date or at such later date and time as may be mutually agreed in writing by the Company and Parent, the Company, Parent and Merger Sub shall cause the Merger to be consummated by filing a certificate of merger, in customary form reasonably satisfactory to Parent (the “Certificate of Merger”), with the Office of the Secretary of State of the State of Delaware in accordance with the DGCL (the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time”).
2.7    Effects of the Merger. At and upon the Effective Time:
(a)    The separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Certificate of Merger. The effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the foregoing, from and after the Effective Time, all the property, rights, powers, privileges and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of the Company and Merger Sub shall become the debts, obligations liabilities and duties of the Surviving Corporation, all as provided under the DGCL.
(b)    As of the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Merger Sub or any other Person, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except the name shall remain Nexmo Inc. and the provisions relating to the incorporator shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.
(c)    As of the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Merger Sub or any other Person, the bylaws of the Company shall be amended to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that all references to Merger Sub shall be changed to refer to Nexmo Inc.), and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
(d)    The officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation immediately after the Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
(e)    The members of the board of directors of Merger Sub immediately prior to the Effective Time shall become the members of the board of directors of the Surviving Corporation immediately after the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
2.8    Exchange.
(a)    At or promptly after the Effective Time, Parent shall deposit, or cause to be deposited: (i) with Continental Stock Transfer & Trust Company or such other Person as Parent may select (the “Exchange Agent”) (A) for the benefit of the Company Stockholders, an amount in cash equal to (1) the Cash Consideration, minus (2) the Withholding Options Closing Payment, minus (3) the Indemnifying Optionholder Cash Amount, minus (4) the Escrow Amount, minus (5) the aggregate EMI Option Amount for all Vested EMI Options that are exercised in accordance with Section 2.2(d), and (B) for the benefit of the Company Stockholders and the Indemnifying Optionholders, the Stock Consideration, in the form of certificates of Parent Common Stock issued in the name of each Qualifying Holder, to be held by the Exchange Agent in accordance with the terms of the exchange agent agreement (the “Exchange Agent Agreement”) to be executed prior to the Closing by Parent and the Exchange Agent; provided, that Parent shall not deposit with the Exchange Agent any portion of the Cash Consideration or the Stock Consideration retained by Parent pursuant to the terms of any Management Holder’s Support Agreement, which amounts shall be paid out (if at all) in accordance with the terms of the applicable Support Agreement; and (ii) with the Surviving Corporation, (A) for the benefit of the Company Optionholders (other than the Indemnifying Optionholders) who, as of immediately prior to the Effective Time, hold Company Options with respect to which the Company has Tax withholding obligations (“Withholding Options”) that are not Underwater Options, an amount (such amount, the “Withholding Options Closing Payment”) equal to the portion of the Aggregate Cash Option Payment attributable to such Withholding Options, which shall be distributed in accordance with Section 2.2(a), and (B) for the benefit of the Indemnifying Optionholders, an amount equal to the Aggregate Indemnifying Option Cash Payment, which shall be distributed in accordance with Section 2.2(b).
(b)    Parent shall, or shall cause the Exchange Agent to, mail, as promptly as reasonably practicable following the Effective Time, to each Company Stockholder who holds a certificate or certificates that, as of immediately prior to the Effective Time, represented shares of Company Capital Stock (the “Certificates”) a letter of transmittal in substantially the form attached hereto as Exhibit G (a “Letter of Transmittal”). Parent shall deliver, or cause to be delivered, as promptly as reasonably practicable following the Closing, to any Company Stockholder who delivers a duly completed and validly executed Letter of Transmittal (together with the Certificate(s) from the Company Stockholders for cancellation or an affidavit of loss as described in Section 2.8(d) below and any other documents as Parent shall reasonably require), the Merger Consideration that such Company Stockholder has the right to receive pursuant to Section 2.1(c), Section 2.1(e) and Section 2.1(g), in each case without interest thereon.
(c)    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued to Company Stockholders or Indemnifying Optionholders under this Agreement, and such former Company Stockholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any fractional shares of Parent Common Stock that would have otherwise been issued to such former Company Stockholders or Indemnifying Optionholders.
(d)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, Parent or the Exchange Agent shall, as promptly as practicable following the receipt by Parent or the Exchange Agent, as the case may be, of such affidavit, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration represented by the lost, stolen or destroyed Certificate in exchange therefor that the Company Stockholder has the right to receive. Parent may in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to provide to Parent an indemnity agreement against any claim that may be made against Parent with respect to the Certificate alleged to have been lost, stolen or destroyed.
(e)    From and after the Effective Time, no shares of Company Capital Stock will be deemed to be outstanding, and holders of Certificates formerly representing such Company Capital Stock shall cease to have any rights with respect thereto except as provided herein or by Law.
(f)    At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Capital Stock shall thereafter be made. If, after the Effective Time, Certificates formerly representing shares of Company Capital Stock immediately prior to the Effective Time as set forth in the Spreadsheet are presented to Parent or the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration and any other amount payable with respect to such Company Capital Stock in accordance with Section 2.1(c), Section 2.1(e) and Section 2.1(g), subject to the terms of Section 2.4, Section 2.5 and this Section 2.8.
(g)    For the avoidance of doubt, in no event shall Parent or any of its Affiliates be required to pay an amount in excess of $230,000,000, plus any amount payable by Parent pursuant to Section 2.4(f)(ii), plus the Variable Payout Amount (if any) under this Agreement.
2.9    Dissenting Shares. If, in connection with the Merger, holders of Company Capital Stock shall have demanded and perfected their appraisal rights in accordance with Section 262 of the DGCL, none of such Dissenting Shares shall be converted into a right to receive the Merger Consideration otherwise payable to the holder of such Dissenting Shares as provided in Section 2.1(c), Section 2.1(e) and Section 2.1(g), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect its appraisal rights as to its shares of Company Capital Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Section 2.1(c), Section 2.1(e) and Section 2.1(g) in respect of such shares as if such shares had never been Dissenting Shares, and Parent shall deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.8, following the satisfaction of the applicable Payment Conditions, the Merger Consideration to which such Company Stockholder would have been entitled under Section 2.1(c), Section 2.1(e) and Section 2.1(g) with respect to such shares. The Company shall give Parent (a) prompt written notice (and in no event more than two Business Days) of (i) any demand received by the Company for appraisal of Company Capital Stock or notice of exercise of a Company Stockholder’s appraisal rights in accordance with the DGCL and (ii) the withdrawals of such demands and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company agrees that, except with Parent’s prior written consent (not to be unreasonably withheld), it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of appraisal rights (it being understood that if Parent requires the Company and the Representative to agree in writing, on behalf of the Indemnifying Parties, that any such payment will be indemnifiable pursuant to Section 9.2(e) (to the extent such payment, together with the amount such Company Stockholder is entitled to receive pursuant to Article 2 upon the exchange of the shares of Company Capital Stock held by such Company Stockholder, exceeds the value of the amount that otherwise would have been payable pursuant to Article 2 upon the exchange of shares of Company Capital Stock held by such Company Stockholder), such requirement shall not be deemed to be unreasonable).
2.10    Tax Withholding. Each of Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the Merger Consideration or any other payment otherwise payable pursuant to this Agreement (including the Escrow Amount) or any Equity Release Agreement, the amounts required to be deducted, withheld and/or paid or accounted for under the Code, or any provision of state, local or foreign Tax Law (including, for the avoidance of doubt, and to the extent legally permissible, employer’s National Insurance contributions), with respect to the making of such payment and, to the extent that amounts are so deducted, withheld, accounted for and/or paid over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The parties agree to cooperate to allow Parent, at its election, to effectuate such withholding by means acceptable to Parent, including by paying the applicable Merger Consideration for which such withholding is required to the Surviving Corporation and causing the Surviving Corporation to withhold the applicable amounts through the Surviving Corporation’s payroll system. Except for such withholding rights, the recipient of any payments payable pursuant to this Agreement is solely responsible for any and all Liabilities for Taxes that may arise with respect to any Merger Consideration or other amounts payable pursuant to this Agreement.
2.11    Further Assurances. If, at any time before or after the Effective Time, any of the parties hereto reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Parent, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Merger and to carry out the purposes and intent of this Agreement.
2.12    Variable Payout.
(a)    The Participating Holders may be entitled to receive additional, contingent consideration upon the determination of the Average Company Revenue, as follows:
(i)    if the Average Company Revenue is less than or equal to (A) the Revenue Benchmark Amount minus (B) Maximum Monthly Variable Payout Amount, then the “Variable Payout Amount” shall equal zero ($0);
(ii)    if the Average Company Revenue is (A) greater than the Revenue Benchmark Amount, minus the Maximum Monthly Variable Payout Amount and (B) less than one hundred percent (100%) of the Revenue Benchmark Amount, then the “Variable Payout Amount” shall equal: (1) $20,000,000, minus (2) the product of (x) the difference between the Revenue Benchmark Amount and Average Company Revenue, multiplied by (y) twelve; and
(iii)    if the Average Company Revenue is greater than or equal to one hundred percent (100%) of the Revenue Benchmark Amount, then the “Variable Payout Amount” shall equal $20,000,000. For the avoidance of doubt, in no event shall the Variable Payout Amount exceed $20,000,000. For the avoidance of doubt, attached hereto as Schedule 2.12(a) is an illustrative calculation of the Variable Payout Amount.
(b)    Notwithstanding the foregoing, if the revenue of the Acquired Companies for the calendar year ended December 31, 2016 is less than $90,000,000, then the Variable Payout Amount shall equal zero ($0). For the avoidance of doubt, the Company’s revenue shall be calculated in accordance with GAAP consistently applied and in accordance with the accounting and revenue recognition policies of the Company as of March 31, 2016, including, for the avoidance of doubt, the categorization of customers as retail or trading customers.
(c)    Subject to the other provisions of this Section 2.12, Parent shall, no later than September 30, 2017, pay or cause to be paid to (i) the Exchange Agent for further distribution to each Participating Holder in respect of each share of Company Capital Stock held by such Participating Holder as of immediately prior to the Effective Time (if any), an amount in cash equal to (A) the Payout Specified Fraction with respect to such share of Company Capital Stock, multiplied by (B) (1) the Variable Payout Amount, minus (2) the G2020 Fee; and (ii) to G2020, the G2020 Fee; provided, however, that if the Representative delivers an Initial Objection Notice or a Final Objection Notice to Parent in accordance with Section 2.12(f), then Parent shall make any payments required under this Section 2.12(c) within five Business Days after the dispute identified in such Initial Objection Notice or Final Objection Notice, as the case may be, is resolved. Parent shall be entitled to rely upon the amount of the G2020 Fee and the wire instructions as provided by the Representative in Section 2.12(f).
(d)
(i)    In lieu of paying any portion of the Variable Payout Amount in cash, Parent may, in its sole discretion, elect to pay all or any portion of such Variable Payout Amount (such portion, expressed as a dollar amount, the “Share Allocated Variable Payout Portion”) in the form of shares of Parent Common Stock in accordance with the provisions of this Section 2.12(d) (each such payment, a “Share Issuance” and such election to make a Share Issuance, a “Share Issuance Election”). If a Share Issuance Election is made, then (A) each Participating Holder shall promptly execute and deliver a customary subscription agreement with respect to the shares of Parent Common Stock to be issued in the Share Issuance, in form and substance reasonably satisfactory to Parent, which shall contain representations and share legend provisions consistent with the Investment Representation Letter, and (B) each Participating Holder shall reasonably cooperate with Parent and any of its Affiliates in effecting the Share Issuance.
(ii)    Subject to the other provisions of this Section 2.12(d), if a Share Issuance Election is made with respect to any Variable Payout Amount, then, on or prior to the date on which such Variable Payout Amount is due to be paid by Parent, Parent shall: (A) issue to each Participating Holder, with respect to each Participating Share held by such Participating Holder that is issued and outstanding immediately prior to the Effective Time, the number of shares of Parent Common Stock equal to: (1) the Payout Specified Fraction with respect to such Participating Share, multiplied by (2) the Share Allocated Variable Payout Portion, divided by (3) the Specified Trading Price, and deliver such shares of Parent Common Stock to the Exchange Agent for further distribution to the Participating Holders in accordance with Section 2.12(b); and (B) reduce the amount of cash that would otherwise have been payable in respect of such share pursuant to Section 2.12(b) by subtracting from such amount the amount referred to in clause (A) of this sentence, it being understood that the number of shares of Parent Common Stock issuable to any Participating Holder pursuant to this Section 2.12(d)(ii) shall be determined after aggregating all fractions of a share issuable to such Participating Holder with any fractional share remaining after such aggregation to be paid in cash based on the Specified Trading Price. Parent shall ensure that any shares of Parent Common Stock issued pursuant to a Share Issuance Election are duly authorized, validly issued, fully paid and nonassessable and free of any Encumbrances created by Parent, including that such shares will not bear a legend restricting their trading under Rule 144 of the Securities Exchange Act of 1934.
(iii)    Notwithstanding anything to the contrary set forth in Section 2.12(d)(ii), if the Representative delivers an Initial Objection Notice or a Final Objection Notice to Parent in accordance with Section 2.12(f), then any payments or Share Issuances required under this Section 2.12(d) shall be made to the Participating Holders within five Business Days after the dispute identified in such Initial Objection Notice or a Final Objection Notice, as the case may be, is resolved.
(iv)    Notwithstanding any Share Issuance Election made by Parent, with respect to any Participating Holder who is a Non-Qualifying Holder (or with respect to whom Parent does not have a reasonable belief that such Participating Holder is an Accredited Investor), such Participating Holder shall, at the option of Parent, in its sole discretion, in lieu of the shares of Parent Common Stock to which such Participating Holder would otherwise have been entitled under this Section 2.12(d), receive an amount in cash equal to (A) the Specified Trading Price, multiplied by (B) the number of shares of Parent Common Stock to which such Participating Holder would otherwise have been entitled to receive under this Section 2.12(d).
(e)    On or before July 31, 2017, Parent shall (i) prepare or cause to be prepared a statement (the “Variable Payout Statement”) setting forth the Variable Payout Amount that Parent believes is due in accordance with Section 2.12 and (ii) deliver or cause to be delivered such Variable Payout Statement to the Representative for and on behalf of the Participating Holders.
(f)    In the event that the Representative objects to Parent’s calculation of the Variable Payout Amount set forth in a Variable Payout Statement or requires further information in order to perform such calculations or determine such amount, then within 30 days after the delivery to the Representative of such Variable Payout Statement (the “Initial Response Period”), the Representative shall deliver to Parent a written notice (an “Initial Objection Notice”): (i) describing in reasonable detail the Representative’s objections to Parent’s calculation of the amounts set forth in such statement and containing a statement setting forth the Variable Payout Amount determined by the Representative to be correct; or (ii) requesting additional information from Parent that the Representative deems reasonably necessary in order to perform such calculations or determine such amount (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by Parent within 15 days after Parent’s receipt of such request). If the Representative does not deliver an Initial Objection Notice to Parent during the Initial Response Period, then Parent’s calculation of the amounts set forth in the Variable Payout Statement shall be deemed conclusive and binding on Parent, the Participating Holders and the Representative. If the Representative delivers an Initial Objection Notice to Parent accompanied by a request for additional information from Parent during the Initial Response Period, as described above, then the Representative shall have an additional 30 days after receiving from Parent all of the information requested by the Representative (such 30 day period, the “Final Response Period”) to deliver to Parent a written notice (a “Final Objection Notice”) describing in reasonable detail the Representative’s objections to Parent’s calculations of the amounts set forth in such Variable Payout Statement accompanied by a statement setting forth the Variable Payout Amount determined by the Representative to be correct. If the Representative has requested additional information in an Initial Objection Notice delivered during the Initial Response Period and does not deliver a Final Objection Notice to Parent during the Final Response Period, then Parent’s calculation of the amounts set forth in the Variable Payout Statement shall be deemed conclusive and binding on Parent, the Participating Holders and the Representative. If the Representative delivers an Initial Objection Notice or Final Objection Notice, as the case may be, accompanied by a statement setting forth the Variable Payout Amount determined by the Representative to be correct to Parent during either the Initial Response Period or the Final Response Period in accordance with this Section 2.12(f), and if the Representative and Parent are unable to agree upon the calculation of the amounts set forth in the Variable Payout Statement within 30 days after such Initial Objection Notice or Final Objection Notice, as the case may be, is delivered to Parent, the dispute shall be finally settled by the Accounting Referee. In reviewing the differences with respect to matters specified in the Initial Objection Notice or Final Objection Notice, the Accounting Referee shall (i) consider only those items or amounts disputed by the Representative in the Initial Objection Notice or Final Objection Notice which remain in dispute, (ii) shall not assign a value to any item or amount in dispute greater than the greatest value for such item or amount assigned by the Representative, on the one hand, or Parent, on the other hand, or less than the smallest value for such item or amount assigned by the Representative, on the one hand, or Parent, on the other hand and (iii) shall act as an expert and not as an arbitrator. The fees and expenses of the Accounting Referee shall be borne by Parent and the Representative (on behalf of the Participating Holders) in the same proportion that the dollar amount of items set forth in the Initial Objection Notice or Final Objection Notice which are not resolved in favor of Parent or the Representative, as applicable, bear to the total dollar amount of items set forth in such notice that are resolved by the Accounting Referee. Each of Parent and the Representative (on behalf of the Participating Holders) shall bear the fees, costs and expenses of its own accountants and all of its other expenses incurred in connection with matters contemplated by this Section 2.12. No later than two Business Days following the final determination of the Variable Payout Amount pursuant to this Section 2.12, the Representative shall deliver to Parent a statement setting forth the amount of the Transaction Fees owed to G2020, if any, in connection with the achievement of the Variable Payout Amount (the “G2020 Fee”), together with wire instructions for the payment thereof; provided, that the G2020 Fee shall not exceed the Variable Payout Amount.
(g)    No right or interest of any Participating Holder under this Section 2.12 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution or by will.
(h)    On and after the Closing, Parent shall have sole and absolute discretion with regard to all matters relating to the operation of the Company Business and the Acquired Companies; provided, that from the Effective Time through May 31, 2017, except to the extent the Representative has granted its written consent (such consent to be exercised in its sole discretion), (i) Parent shall cause the Acquired Companies to be operated in a manner that complies in all material respects with applicable Law and (ii) Parent shall not intentionally take any actions that have the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Variable Payout Amount.
(i)    In the event that, at any time prior to May 31, 2017, (i) there occurs a liquidation or dissolution of the Surviving Company or Parent other than into an Affiliate of Parent, (ii) there occurs a sale, outbound exclusive license or other transfer of all or substantially all of the assets of the Surviving Company or Parent to a Person that is not an Affiliate of Parent in one or a series of transactions, (iii) there occurs a merger, reorganization, consolidation or share exchange in which the outstanding shares of the Surviving Company’s or Parent’s capital stock are cancelled, converted into or exchanged for a different kind of securities of the successor entity and the successor entity is not an Affiliate of Parent, (iv) there occurs an acquisition of all or substantially all of the outstanding capital stock of the Surviving Company or Parent by a Person that is not an Affiliate of Parent, or (v) Parent elects, in its sole discretion, to accelerate the payment of the Variable Payout Amount, then the Variable Payout Amount of $20,000,000 shall become due and payable immediately (less the amount of the G2020 Fee, which shall become due and payable to G2020).
(j)    For purposes of Section 2.12, the following terms shall have the meaning set forth below:
(i)    “Average Company Revenue” means the average monthly revenue of the Company (determined on a calendar month basis) generated from the Top 100 Customers for the twelve month period ending May 31, 2017, as calculated in accordance with the accounting principles set forth on Schedule 2.12(j)(i).
(ii)    “Maximum Monthly Variable Payout Amount” means an amount equal to (A) $20,000,000, divided by (B) 12.
(iii)    “Participating Holder” means each Non-Dissenting Stockholder that holds Participating Shares and the Indemnifying Optionholders.
(iv)    “Participating Shares” means (A) Company Common Stock, (B) Company Preferred Stock, and (C) shares of Common Stock subject to the Company Options held by the Indemnifying Optionholders.
(v)    “Payout Specified Fraction” means with respect to each share of Company Capital Stock held by a Participating Holder or share of Company Common Stock subject to a Company Option held by a Participating Holder, the fraction having a numerator equal to the Merger Consideration payable pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) or Section 2.2(b), as the case may be, with respect to such share of Company Capital Stock (including, in each case, amounts to be contributed to the Escrow Fund with respect thereto pursuant to Section 2.5), and having a denominator equal to the aggregate amount of Merger Consideration payable pursuant to Section 2.1(c), Section 2.1(e), Section 2.1(g) or Section 2.2(b) in respect of all shares of Company Capital Stock held by Participating Holders or shares of Company Common Stock subject to Company Options held by Participating Holders (including, in each case, amounts to be contributed to the Escrow Fund with respect thereto pursuant to Section 2.5) (it being understood that, for purposes of this definition, each share of Parent Common Stock shall be valued at the Average Trading Price).
(vi)    “Revenue Benchmark Amount” means the amount set forth on Schedule 2.12(j)(vi).
(vii)    “Specified Trading Price” means the average of the closing price per share of Parent Common Stock on the New York Stock Exchange, as reported by the New York Stock Exchange, for the 10 consecutive full trading days ending on the third trading day prior to the Share Issuance.
(viii)     “Top 100 Customers” means the top 100 customers of the Company by revenue for the month ending March 31, 2016, as set forth on Schedule 2.12(j)(viii).
(k)    The parties acknowledge and agree that the Variable Payout Amount is intended to be part of the aggregate Merger Consideration payable in exchange for Company Capital Stock in accordance with this Agreement and Parent and the Company agree to report payments of the Variable Payout Amount for U.S. federal and state and foreign income Tax purposes consistent with such treatment unless otherwise required by Law.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Company addressed to Parent, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) specifically referencing a representation or warranty herein (which exceptions will qualify the section or subsection they specifically reference and will also qualify other sections or subsections in this Article to the extent that it would be reasonably apparent on the face of an exception that such exception is applicable to such other section or subsection), the Company represents and warrants to Parent and Merger Sub that the statements contained in this Article 3 are true and correct on and as of the Agreement Date and shall be true and correct as of immediately prior to the Closing except to the extent such representations and warranties are made only as of a specific earlier date, in which case the Company represents and warrants that such representations and warranties are true and correct as of such earlier date). The Company understands and acknowledges that Parent and Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that Parent and Merger Sub are relying on these representations and warranties, and that these representations and warranties constitute an essential and determining element of this Agreement. For purposes of this Agreement, a document shall be deemed to have been “made available” by the Company to Parent only if it has been posted in the electronic data site maintained by R.R. Donnelley & Sons Company, on behalf of the Company in connection with the Merger and as to which Parent and its representatives have been provided full access at least 36 hours prior to the execution of this Agreement.
3.1    Organization and Good Standing. Each of the Acquired Companies is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Each of the Acquired Companies has all requisite corporate power and corporate authority to own, operate and lease its properties and to carry on the Company Business. Each of the Acquired Companies is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified, licensed and in good standing as would not result, or reasonably be expected to result, in a material Liability to such Acquired Company. Without limiting the foregoing, Schedule 3.1 of the Company Disclosure Letter sets forth each jurisdiction in which each Acquired Company is so qualified or licensed as of the Agreement Date. The Company has made available to Parent true and complete copies of the currently effective certificate of incorporation and bylaws (or equivalent governing documents), including all amendments thereto, of each of the Acquired Companies (the “Charter Documents”). No Acquired Company is in violation of its Charter Documents.
3.2    Subsidiaries. The Company owns, of record and beneficially, 100% of the issued shares of capital stock and other securities of each of the other Acquired Companies. Except for the equity interests identified in Schedule 3.2 of the Company Disclosure Letter, none of the Acquired Companies has ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Person. There is no obligation, contingent or otherwise, of any Acquired Company to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other Person.
3.3    Power, Authorization and Validity.
(g)    Power and Authority. The Company has all requisite corporate power and corporate authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements and to consummate the Merger, subject to the approval of the Company Stockholders. The Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by the Company’s board of directors, duly and validly authorized by all requisite corporate action, subject only to the Stockholder Approval. No other actions or proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and each other Company Ancillary Agreement or to consummate the transactions so contemplated.
(h)    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (i) any Governmental Authority, or (ii) any other Person is necessary or required to be made or obtained by any Acquired Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Company Ancillary Agreements or to consummate the Merger and the other transactions contemplated hereby and thereby (including the consent of or notice to any Person required to be obtained or given in order to keep any Contract between such Person and any Acquired Company in effect following the Closing or to provide that any Acquired Company is not in breach or violation of any such Contract following the Closing, in each case, as a result of failure to obtain such consent or provide such notice), except for (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Stockholder Approval, and (B) the filing of the premerger notification and report form by the Company under the HSR Act or any other applicable antitrust Laws and the termination or expiration of the waiting period under the HSR Act or any other applicable antitrust Laws.
(i)    Enforceability. This Agreement has been duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed by the Company will be, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally, and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
(j)    Board Approval. The board of directors of the Company has, at a meeting duly called and held, by a unanimous vote of the entire board of directors, or by a unanimous written consent in lieu thereof: (i) approved and declared advisable this Agreement, (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Stockholders, (iii) resolved to recommend to the Company Stockholders the adoption of this Agreement, and (iv) directed that this Agreement be submitted to the Company Stockholders for adoption.
(k)    Required Vote of Company Stockholders. The affirmative vote or consent of (i) the holders of a majority of the Company Capital Stock (voting together as a single class on an as-converted basis), (ii) the holders of a majority of the shares of Series D Preferred Stock (voting as a separate class), (iii) the holders of a majority of the shares of Series C Preferred Stock (voting as a separate class), (iv) the holders of a majority of the shares of Series B Preferred Stock (voting as a separate class), and (v) the holders of a majority of the shares of Series A Preferred Stock (voting as a separate class) (the votes referred to in clauses “(i)” through “(v)” of this sentence being referred to collectively as the “Stockholder Approval”) are the only votes or consents of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, the Merger, the Company Ancillary Agreements and the transactions contemplated hereby and thereby. Upon receipt of the Stockholder Consent, no further vote or consent of the holders of any class or series of Company Capital Stock is necessary to adopt this Agreement and approve the Merger. The Company is not subject to the provisions of Section 2115 of the California Corporations Code.
(l)    No Restrictions on the Merger; Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under Law (“Takeover Statute”) is applicable to the Merger or the other transactions contemplated by this Agreement and each of the Company Ancillary Agreements.
3.4    Capitalization of the Company.
(e)    Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists solely of 53,000,000 shares of Company Common Stock and 22,953,137 shares of Company Preferred Stock, of which 2,558,140 have been designated Series A Preferred Stock, 7,978,720 have been designated Series B Preferred Stock, 8,857,230 have been designated Series C Preferred Stock and 3,559,047 have been designated Series D Preferred Stock. The number and kind of issued and outstanding shares of Company Capital Stock held by each Company Stockholder as of the Agreement Date is set forth on Schedule 3.4(a) of the Company Disclosure Letter, no shares of Company Capital Stock are issued or outstanding as of the Agreement Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, and no shares of Company Capital Stock will be issued or outstanding as of the Closing Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, except for: (i) shares of Company Common Stock issued upon the conversion of Company Preferred Stock and/or (ii) shares of Company Common Stock issued upon the exercise of outstanding Company Options listed on Schedule 3.4(b) of the Company Disclosure Letter. Schedule 3.4(a) of the Company Disclosure Letter also sets forth for each Company Stockholder, as of the Agreement Date: (A) the last known address and country of citizenship of such Company Stockholder, (B) the date of issuance and the certificate numbers of the shares of Company Capital Stock held by such Company Stockholder, and (C) whether any of such shares of Company Capital Stock (and, if so, how many) were received upon the exercise of Company Options. The Company holds no Treasury Shares. All issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and, except under the agreements to be terminated in accordance with Section 7.2(h), are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by the Company. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
(f)    Company Options. The Company has reserved an aggregate of 9,815,730 shares of Company Common Stock for issuance pursuant to the Company Stock Plan (including shares subject to outstanding Company Options). A total of 6,974,740 shares of Company Common Stock are subject to outstanding Company Options, of which 3,246,054 were exercisable, as of the Agreement Date, except for Company Options outstanding as of the Agreement Date that are exercised, forfeited or otherwise expired, in each case, in accordance with their terms prior to the Closing Date. Schedule 3.4(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, for each Company Option: (i) the name of the holder of such Company Option, (ii) the exercise price per share of such Company Option, (iii) the number of shares covered by such Company Option, (iv) the date of grant and vesting schedule for such Company Option, (v) the extent such Company Option is vested as of the Agreement Date, (vi) whether such Company Option is an incentive stock option or non-statutory stock option under the Code or an EMI Option, and (vii) other than with respect to the acceleration of Company Options expressly contemplated by Section 2.2(h), whether the exercisability of such Company Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any. True, complete and correct copies of the Company Stock Plan, the standard agreements under the Company Stock Plan and each agreement for stock options or stock under the Company Stock Plan that does not conform (other than variations in vesting provisions) to the standard agreements under the Company Stock Plan that have been made available to Parent, and the Company Stock Plan and such agreements have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement the Company Stock Plan or such agreements in any case from those made available to Parent. The terms of the Company Stock Plan and all applicable Laws permit the treatment of Company Options as provided herein, without the consent or approval of any Company Optionholders, the Company Stockholders or otherwise, and the Company has taken all action necessary (under the Company Stock Plan or otherwise) to effectuate the provisions of this Agreement as it relates to Company Options, and to ensure that, from and after the Closing, each holder of any EMI Options shall cease to have (and, as of the Closing, no holder of any such EMI Options will have) any rights with respect thereto, except, where applicable, the right to receive the consideration specified in Section 2.2 without interest (pursuant to the provisions of Section 2.2(d)), or to Parent EMI Options or Assumed Options (pursuant to Section 2.2(f)). No Company Options are subject to any right of rescission, right of first refusal or preemptive right and all Company Options have been issued under the Company Stock Plan in compliance with Law and all requirements set forth in applicable Contracts. All Company Options and shares of Company Common Stock issued upon exercise thereof have been issued and granted in accordance with the terms of the Company Stock Plan in compliance with Law and all requirements set forth in applicable Contracts. No disqualifying event has occurred in respect of any EMI Options for the purposes of Schedule 5 of ITEPA. The Company has, or will have as at the Closing Date, entered into joint elections with all holders of EMI Options for such holders to assume the liability for any employer’s National Insurance contributions arising in respect of the exercise or settlement of such options. Other than the Company Stock Plan, none of the Acquired Companies has any equity or equity-based incentive plan or arrangement under which any Company Option, Company Restricted Share or other equity incentive award may be issued or granted. Notwithstanding anything else in this Agreement to the contrary, the Acquired Companies make no representations or warranties as to the eligibility for any tax-favored status applicable to enterprise management options treatment for EMI Options at or following the Closing Date, and none of the Indemnified Parties shall be entitled to any indemnification hereunder with respect thereto.
(g)    Company Restricted Shares. Schedule 3.4(c) of the Company Disclosure Letter contains a true, complete and correct list of (i) all Persons who hold Company Restricted Shares, indicating the number of Company Restricted Shares held by each Person, (ii) to the Knowledge of the Company, whether each such Person has made a valid 83(b) election with respect to such Company Restricted Shares, and (iii) the vesting terms applicable thereto.
(h)    No Other Rights. Except for (i) the Company Options, (ii) the conversion rights of the Company Preferred Stock, (iii) the Company Restricted Shares listed on Schedule 3.4(c) of the Company Disclosure Letter, and (iv) the agreements to be terminated in accordance with Section 7.2(h), there is no stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any security of any of the Acquired Companies, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract outstanding to purchase or otherwise acquire any share of Company Capital Stock or any security or debt convertible into or exchangeable for Company Capital Stock or obligating any of the Acquired Companies to grant, extend or enter into any such stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Except under the agreements to be terminated in accordance with Section 7.2(h), there is no voting agreement, registration right, rights of first refusal, preemptive right, co-sale right or other similar restriction applicable to any outstanding security of any of the Acquired Companies.
(i)    Ungranted Options. Schedule 3.4(e) of the Company Disclosure Letter sets forth each employee of any Acquired Company or other Person with an offer letter or other Contract that contemplates a grant of any option to purchase any share of Company Capital Stock or any other security of the Company, or who has otherwise been promised any option to purchase any share of Company Capital Stock or any other security of the Company, which option has not been granted (a “Promised Option”), or other security has not been issued (each, a “Specified Person”), together with the number of Promised Options allocated to each such Person.
3.5    No Conflict. Neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements by the Company, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, result in a termination, breach, violation of (with or without notice or lapse of time, or both), acceleration of any obligation or loss of any material benefit, or constitute a default, or require the consent, release, waiver or approval of, or notice to, any third party, under: (a) any provision of any Charter Documents of any Acquired Company, each as currently in effect, (b) any Law applicable to any Acquired Company or any of its assets or properties, (c) any Company Material Contract, (d) any Governmental Permit, (e) any privacy policy of any Acquired Company, or (f) any judgment, decree or order to which any Acquired Company is subject except, in the case of each of clauses (b), (d) and (f), where such conflict, termination, breach, violation, acceleration or default would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Acquired Companies, taken as a whole.
3.6    Litigation. As of the Agreement Date, there is no Action pending or, to the Knowledge of the Company, threatened, against any of the Acquired Companies (or against any officer, director, employee or agent of any of the Acquired Companies in their capacity as such or relating to their employment, services or relationship with such Acquired Company). There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against any of the Acquired Companies. To the Knowledge of the Company, as of the Agreement Date there is no reasonable basis for any Person to assert a claim against any of the Acquired Companies based upon the Company’s entering into this Agreement or any Company Ancillary Agreement or consummating the Merger or any of the transactions contemplated by this Agreement or any Company Ancillary Agreement. No Acquired Company has any Action pending against any Governmental Authority or other Person.
3.7    Taxes.
(h)    Tax Returns, Taxes and Audits.
(v)    Each of the Acquired Companies (A) has properly completed and timely filed all income and other material Tax Returns required to be filed by it, and all Tax Returns filed or required to be filed by it are true, correct and complete in all material respects, (B) has timely paid all Taxes required to be paid by it for which payment was due (whether or not shown on any Tax Return), (C) has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the face of the Company Balance Sheet (rather than in any notes thereto)), (D) has made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any underpayment, penalties or interest, (E) has no Liability for Taxes in excess of the amount so paid or accruals or reserves established on the Company Balance Sheet, and (F) since the Balance Sheet Date has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice other than as a result of the transactions contemplated by this Agreement. The Company has made available to Parent correct and complete copies of all federal income and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Acquired Companies filed or received for all taxable years remaining open under the applicable statute of limitations.
(vi)    No deficiency for any Tax has been threatened, claimed, proposed or assessed in writing against any of the Acquired Companies or any of their respective officers, employees or agents in their capacity as such.
(vii)    None of the Acquired Companies has received from the IRS or any other Governmental Authority (including any sales or use Tax authority) any written or, to the Company’s Knowledge, any unwritten (A) notice indicating an intent to open an audit or other review with respect to Taxes, (B) request for information related to any Tax matter, or (C) notice of deficiency or proposed adjustment of any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company. No Tax Return of any of the Acquired Companies is under audit by the IRS or any other Governmental Authority and any past audits (if any) with respect to Taxes have been completed and fully resolved to the satisfaction of the applicable Governmental Authority conducting such audit and any Taxes determined by such audit to be due from any of the Acquired Companies have been paid in full to the applicable Governmental Authorities or adequate reserves therefor have been established and are reflected on the face of the Company Balance Sheet (rather than in any notes thereto). No claim has ever been made by a Governmental Authority in a jurisdiction where the Acquired Companies do not file Tax Returns that it is or may be required to file any Tax Return in that jurisdiction.
(viii)    No Tax liens are currently in effect against any of the assets of any of the Acquired Companies other than liens for Taxes not yet due and payable. There is not in effect any waiver by any of the Acquired Companies of any statute of limitations with respect to any Taxes nor has any of the Acquired Companies agreed to any extension of time for filing any Tax Return that has not been filed. None of the Acquired Companies has consented to extend the period in which any Tax may be assessed or collected by any Tax agency or authority which extension is still in effect.
(ix)    Each of the Acquired Companies has received, from each employee or former employee of such Acquired Company subject to US tax law who holds stock that is subject to a substantial risk of forfeiture as of the Agreement Date, if any, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares, and, to the Company’s Knowledge, such elections were validly made and filed with the IRS in a timely fashion. Joint elections have been made under section 431(1) of ITEPA to disapply all restrictions attaching to any restricted securities (as defined in section 423 of ITEPA) held by any current, former or proposed employees or directors of any Acquired Company who are UK taxpayers (or any nominees or associates of such employees or directors). All such joint elections have been properly made using forms approved by HM Revenue & Customs and within the applicable time limits.
(x)    None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) the application of Section 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax Laws) to transactions, events or accounting methods employed prior to the Closing, (B) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing, (C) any “intercompany transaction” or any “excess loss account” (within the meaning of Treasury Regulations Sections 1.1502-13 and 1502-19, respectively) (or any corresponding or similar provisions of state, local or foreign Tax Law) occurring or arising with respect to any transaction on or prior to the Closing, (D) any installment sale or open transaction disposition made on or prior to the Closing, (E) any prepaid amount received or paid on or prior to the Closing, or (F) any election made under Section 108(i) of the Code prior to the Closing.
(xi)    Each of the Acquired Companies has timely paid over to the appropriate Governmental Authority all amounts required to paid over under all escheat and unclaimed property Laws, has fully complied with all escheat and unclaimed property Laws, and has filed all statements, returns and reports within the time and in the manner prescribed by such Laws.
(i)    Withholding. Except as otherwise disclosed on Schedule 3.7(b) of the Company Disclosure Letter, each of the Acquired Companies has materially complied with all Laws relating to the payment, collection and withholding of any Tax (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or any corresponding or similar provisions of state, local or foreign Tax Law), and has, within the time and in the manner prescribed by Law, collected and withheld from employee wages and other amounts payable to or from third parties and paid over to the proper Governmental Authorities all amounts required to be so collected and withheld and paid over under all Laws (including the Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment Tax withholding Laws), including federal, state, local and foreign Taxes, and has timely filed or provided all withholding Tax Returns in accordance with Law.
(j)    Tax Status and Indemnification Obligations.
(i)    None of the Acquired Companies is a party to or bound by any Tax sharing, indemnity, allocation or similar Contract (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and none of the Acquired Companies has any Liability to another party under any such Contract.
(ii)    None of the Acquired Companies is now, or has ever been, a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. None of the Acquired Companies has any Liability for the Taxes of any Person (other than another Acquired Company) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law), as a transferee or successor, by Contract or otherwise (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). None of the Acquired Companies or any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which any Acquired Company is considered to hold an interest, has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(iii)    None of the Acquired Companies has ever constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify in whole or in part for Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).
(iv)    None of the Acquired Companies is or has been a party to a transaction or Contract that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. All applicable transfer pricing rules have been materially complied with, and all material documentation required by all relevant transfer pricing Laws has been timely prepared.
(v)    None of the Acquired Companies is or has been party to any joint venture, partnership or other arrangement or Contract that is treated as a partnership for federal income Tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to any of the Acquired Companies.
(vi)    None of the Acquired Companies is or has ever been the beneficiary of any Tax exemption or Tax holiday.
(vii)    None of the Acquired Companies has ever been an “S corporation” within the meaning of Section 1361(a)(1) of the Code (or any corresponding or similar provision of state or local Tax Law) at any time during its existence.
(viii)    None of the Acquired Companies has participated in or is participating in an international boycott within the meaning of Section 999 of the Code.
(ix)    None of the Acquired Companies has ever requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.
(x)    Except as otherwise disclosed on Schedule 3.7(c)(x) of the Company Disclosure Letter, none of the Acquired Companies (A) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (B) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country or (C) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.
(xi)    None of the Acquired Companies organized under the laws of a country other than the United States (A) has any material amounts of income which could constitute subpart F income within the meaning of Section 952 of the Code, (B) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (C) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, or (D) has elected under Code Section 897(i) to be treated as a domestic corporation.
(xii)    None of the Acquired Companies has incurred (or been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the Code that has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Code.
(k)    No Tax Shelters. None of the Acquired Companies has (i) any disclosure obligation under Section 6662 of the Code or comparable provisions of state, local or foreign Law (ii) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions. None of the Acquired Companies has consummated, has participated in, or is currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.
(l)    Nonqualified Deferred Compensation.
(i)    Each “nonqualified deferred compensation plan” under which any of the Acquired Companies makes, is obligated to make or promises to make, payments subject to Section 409A of the Code, if any, is in compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence each such plan conforms to the provisions of Section 409A of the Code and the Treasury Regulations thereunder. No payment pursuant to any arrangement between any of the Acquired Companies and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations thereunder) would subject any Person to a Tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise. No Company Benefit Arrangement or other Contract provides a gross-up, reimbursement or other indemnification for any Tax or related interest or penalty that may be imposed for failure to comply with the requirements of Section 409A of the Code.
(ii)    All Company Options have been authorized by the board of directors of the Company or an appropriate committee thereof, and, if required, approved by stockholders of the Company by the necessary number of votes or written consent, including approval of the option exercise price or the methodology for determining the Company Option exercise price and the substantive option terms. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. No Company Option has been retroactively granted, or the exercise price of any Company Option determined retroactively. No Company Option or other right to acquire Company Common Stock or other equity of any of the Acquired Companies (A) has an exercise price less than the fair market value of a share of the underlying stock as of the date such Company Option or right was granted as determined in accordance with Section 409A of the Code, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or right, or (C) has been granted with respect to any class of stock of any of the Acquired Companies that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder). The Company has, or will have as at the Closing Date, entered into joint elections with all holders of enterprise management incentive options under the Company’s Stock Plan for such holders to assume (to the extent legally permissible) the liability for any employer’s National Insurance contributions arising in respect of the exercise or settlement of such options.
(m)    Additional Tax Representations. None of the Acquired Companies has ever entered into any Contract or maintained any Company Benefit Arrangement that would give rise to payments with respect to the performance of services that are nondeductible under Section 280G of the Code or subject to the excise Tax under Section 4999 of the Code, and neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional event) result in the payment of any amount that would, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). There is no Company Benefit Arrangement or other Contract by which any of the Acquired Companies is bound to compensate any employee of such Acquired Company or other service provider of such Acquired Company for any excise Tax or related interest or penalty paid pursuant to Section 4999 of the Code.
(n)    HM Revenue & Customs were notified of the grant of all enterprise management incentive options under the UK Addendum to the Company’s 2011 Stock Plan within the required time limit under paragraph 44 of Schedule 5 of the ITEPA and the UK Addendum to the Company’s 2011 Stock Plan and all enterprise management incentive options granted thereunder fully comply with all requirements and conditions set out in Schedule 5 of the ITEPA.
(o)    Notwithstanding anything else in this Agreement, the Acquired Companies make no representations or warranties as to the amount, value or condition of, or limitations on, the net operating losses or any other Tax assets or credits of the Acquired Companies after the Closing Date, and none of the Indemnified Parties shall be entitled to any indemnification hereunder with respect thereto.
3.8    Related Party Transactions. Except (a) for employment relationships, (b) for the payment of compensation and benefits in the Ordinary Course of Business, (c) for any Contract related to the ownership of any Company Capital Stock or Company Options, or (d) as otherwise disclosed on Schedule 3.8 of the Company Disclosure Letter, none of the Acquired Companies is a party to any Contract with, or indebted, either directly or indirectly, to any of its officers, directors, managers, members or direct or indirect equity holders or any of their respective relatives or Affiliates. Except as set forth on Schedule 3.8 of the Company Disclosure Letter, none of the Acquired Companies has made or has outstanding any loans to any of its officers, directors, managers, members or direct or indirect equity holders or any of their respective relatives or Affiliates. None of the Acquired Companies has ever, or has ever been deemed to have for purposes of any Law, in any transaction with any of its officers, directors, employees or stockholders or, to the Knowledge of the Company, any member of their immediate families, (i) acquired or retained the use of property for proceeds greater than the fair market value thereof, (ii) received services or retained the use of property for consideration other than the fair market value thereof, or (iii) received interest or any other amount other than at a fair market value rate from any Person with whom it does not deal at arm’s length within the meaning of applicable Tax Laws. None of the Acquired Companies has ever, or has ever been deemed to have for purposes of any Law, in a transaction with any Affiliate of such Acquired Company, (A) disposed of property for proceeds less than the fair market value thereof, (B) performed services for consideration other than the fair market value thereof, or (C) paid interest or any other amount other than at a fair market value rate to any Person with whom it does not deal at arm’s length within the meaning of applicable Tax Laws. To the Knowledge of the Company, none of the officers, directors and employees of any of the Acquired Companies, and no record or beneficial owner of five percent (5%) or more of any class of Company Capital Stock, nor any immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than five percent (5%) of the equity ownership of any firm or corporation that does business with, or has any contractual arrangement with, any of the Acquired Companies.
3.9    Company Financial Statements. Schedule 3.9 of the Company Disclosure Letter includes the Company Financial Statements. The Company Financial Statements: (a) are derived from and are in accordance with the books and records of the Company, (b) fairly present in all material respects the financial condition of the Acquired Companies at the dates therein indicated and the results of operations and cash flows of the Acquired Companies for the periods therein specified, and (c) have been prepared in accordance with GAAP, applied on a basis consistent with prior periods (except that the unaudited Company Financial Statements do not have notes and are subject to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material to the Company). The Acquired Companies have no Liabilities, except for (i) those shown on the Company Balance Sheet, (ii) those that were incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement that have been or will be taken into account in the calculation of Transaction Fees, and (iv) are executory obligations under Contracts that have not arisen from a breach thereof or default thereunder. The Liabilities referred to in clause (ii) of this Section 3.9 are not, individually or in the aggregate, material to the Acquired Companies taken as a whole. All reserves established by the Acquired Companies that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP and are adequate. None of the Acquired Companies has any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated by the SEC.
3.10    Title to Properties. Each of the Acquired Companies has good and marketable title to, or in the case of leased assets and properties, valid leasehold interests in, all of its tangible assets and properties (including those shown on the Company Balance Sheet), free and clear of all Encumbrances, other than Permitted Encumbrances. All properties used in the operations of the Company Business are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. All machinery, vehicles, equipment and other tangible personal property owned or leased by any of the Acquired Companies or used in the Company Business are in good condition and repair, normal wear and tear excepted. All leases of real or personal property to which any of the Acquired Companies is a party are fully effective and afford such Acquired Company, as applicable, a valid leasehold possession of the real or personal property that is the subject of the lease. All rents, required deposits and additional rents which are due under the terms of the leases have been paid in full. None of the Acquired Companies has ever owned any real property. Schedule 3.10 of the Company Disclosure Letter sets forth a complete and accurate list of all real property leases or licenses to which any of the Acquired Companies is a party and lists the term of such lease, rent payable, security deposit and any advance rent paid thereunder.
3.11    Absence of Certain Changes.
(l)    Since the Balance Sheet Date through and including the Agreement Date, the Company Business has been operated in the Ordinary Course of Business, and, except as expressly contemplated by the terms of this Agreement, since such date through and including the Agreement Date, there has not been with respect to any of the Acquired Companies any:
(i)    Material Adverse Change;
(ii)    amendment or change in its Charter Documents;
(iii)    incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any Liability for borrowed money (other than trade credit less than $10,000 in the aggregate), or (iii) any Liability as a guarantor or surety with respect to the obligations of others;
(iv)    acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the securityholder’s termination of employment or services with it or pursuant to any right of first refusal;
(v)    payment or discharge of any Encumbrance on any of its assets or properties, or payment or discharge of any of its Liabilities, in each case, that was (i) not shown on the Company Balance Sheet or incurred in the Ordinary Course of Business after the Balance Sheet Date or (ii) not Transaction Fees;
(vi)    purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its assets (including Company Intellectual Property Rights and other intangible assets), properties or goodwill, other than the non-exclusive license of (or agreement to provide on a hosted non-exclusive basis) its products or services to its customers in the Ordinary Course of Business, Non-Negotiated Vendor Contracts, licenses for Open Source Software (other than Copyleft Licenses), Invention Assignment Agreements in substance identical to the Company’s standard form, and and non-exclusive Intellectual Property Licenses to Marks that are (A) ancillary to the main commercial purpose of the Contract and (B) in the Ordinary Course of Business;
(vii)    declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any right, preference, privilege or restriction of any of its outstanding securities (other than repurchases of stock in accordance with the Company Stock Plan or applicable Contracts in connection with the termination of service of employees or other service providers);
(viii)    other than pursuant to the exercise of Company Options issued under the Stock Plan prior to the Agreement Date, issuing of shares of its capital stock or any securities convertible or exchangeable for shares of its capital stock;
(ix)    (A) hiring of any officer, employee or consultant, other than any employee with base compensation of less than $100,000 per year or (B) a change or increase in the compensation or benefits payable or to become payable to any of its current or former officers, directors, employees, consultants or agents, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement (including stock awards, stock option grants, or stock appreciation rights) made to or with any of such officers, directors, employees, consultants or agents, except as required to be paid to current employees with base compensation of less than $100,000 per year pursuant to written contractual agreements or written employee bonus plans, in each case, in effect as of the Agreement Date and previously made available to Parent;
(x)    (A) any material change with respect to its management, supervisory or other key personnel, (B) any termination of employment of a material number of employees, or (C) any labor dispute or claim of unfair labor practices;
(xi)    making by it of any loan, advance or capital contribution to, or any investment in, any of its current or former officers, directors or stockholders or any firm or business enterprise in which any such Person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment, other than advances for business expenses to current officers and directors in the Ordinary Course of Business;
(xii)    (i) entering into, amendment of, relinquishment, termination or nonrenewal by it of any Company Material Contract, Company Employee Agreement, or Company Employee Plan (or any material right or obligation thereunder) except (A) as required by such Company Material Contract, Company Employee Agreement or Company Employee Plan, or applicable Law and (B) entering into any new Standard Customer Agreement, any new Non-Negotiated Vendor Contract, any new Invention Assignment Agreement, any new Standard NDA or any new vendor Contract in the Ordinary Course of Business, which vendor Contract shall not have any fixed monetary commitment, (ii) any default by it under such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or any material right or obligation thereunder), or (iii) any written assertion by the other party thereto of any material problems with its services or performance under such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or any material right or obligation thereunder) or such other party’s desire to so amend, relinquish, terminate or not renew any such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or any material right or obligation thereunder);
(xiii)    material change in the manner in which it extends discounts, credits or warranties;
(xiv)    entering into by it of any Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $150,000 for any single Contract (or $250,000 in the aggregate among all Contracts that are below $150,000) or that is not entered into in the Ordinary Course of Business, or the conduct of any business or operations other than in the Ordinary Course of Business
(xv)    making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of any of the Acquired Companies or discussions or negotiations regarding the same (with the exception of this Agreement and the transactions contemplated hereby);
(xvi)    adoption of a plan or agreement of complete or partial liquidation, dissolution, restructuring, consolidation or other reorganization;
(xvii)    change in accounting or Tax reporting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;
(xviii)    settlement or compromise of any material claim, notice, audit report or assessment in respect of Taxes; amendment to any Tax Return; except for amendments relating to the Specified Tax Refunds; making of, change in, or revocation of any material election in respect of Taxes; adoption, change in, or revocation of any material accounting method in respect of Taxes; entering into of any Tax allocation, sharing or indemnity agreement or closing agreement relating to Taxes; or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
(xix)    deferral of the payment of any accounts payable other than in the Ordinary Course of Business, or any discount, accommodation, customer credit or other concession made in order to accelerate or induce the collection of any receivable;
(xx)    Action initiated against, or settled by, any of the Acquired Companies;
(xxi)    capital expenditure made by it in excess of $100,000;
(xxii)    entering into any new line of business; or
(xxiii)    negotiation with respect to, or any entry into, any Contract to do any of the things described in the preceding clauses (i) through (xxii) (other than negotiations and agreements with Parent and its representatives regarding the transactions contemplated by this Agreement).
(m)    Since the Balance Sheet Date, except as expressly contemplated by the terms of this Agreement, there has not been with respect to any of the Acquired Companies any:
(i)    damage, destruction or loss of any material property or material asset, whether or not covered by insurance, except ordinary wear and tear; or
(ii)    Liability incurred by it to any of its current or former officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers in the Ordinary Course of Business.
3.12    Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedule 3.12 of the Company Disclosure Letter sets forth a list, as of the Agreement Date, of each of the following effective Contracts of the following types to which any of the Acquired Companies is a party or to which any of the Acquired Companies or any of its assets or properties is bound, including the applicable subsection(s) to which such Contract is responsive:
(a)    (i) any Contract providing for payments (whether fixed, contingent or otherwise) to any of the Acquired Companies in an aggregate annual amount of $100,000 or more, (ii) any Contract with a Top 100 Customer, other than nondisclosure agreements, (iii) any Contract with a Top SMS Provider, other than nondisclosure agreements, (iv) any Contract with a Top Voice Carrier other than nondisclosure agreements, (v) any Contract providing for payments (whether fixed, contingent or otherwise) by any of the Acquired Companies in an aggregate annual amount of $150,000 or more, or (vi)  any Contract with a customer that imposes unlimited liability on the Acquired Companies other than with respect to gross negligence or willful misconduct, personal injury or property damage.
(b)    (i) any Contract with any of the Acquired Companies’ users, customers or clients (other than any Contract on or in substance identical to the Company’s standard form of user, customer or client agreement as made available to Parent without material modification (“Standard Customer Agreements”)) and Standard NDAs, (ii) any Contract that imposes any data security or data protection requirements or obligations other than those requirements or obligations that are in substance identical to those of the Standard Customer Agreements, or any service level requirements, on the Acquired Companies not included in the Standard Customer Agreements or (iii) any Contract with terms that purport to release the counterparty from any third party claims against any of the Acquired Companies;
(c)    any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, license, sublicense, lease, distribute or take orders for any Company Offering or Company Technology;
(d)    any Contract that (i) provides for the authorship, invention, creation, conception or other development of any Technology or Intellectual Property Rights (A) by any of the Acquired Companies for any other Person or (B) for any of the Acquired Companies by any other Person, including, in the case of each of clauses (A) and (B), any joint development, (ii) provides for the assignment or other transfer of any ownership interest in Technology or Intellectual Property Rights (A) to any of the Acquired Companies from any other Person (other than Invention Assignment Agreements on or in substance identical to the Company’s standard form) or (B) by any of the Acquired Companies to any other Person, (iii) includes any grant of an Intellectual Property License to any other Person by any of the Acquired Companies (other than Standard Customer Agreements), or (iv) includes any grant of an Intellectual Property License to any of the Acquired Companies by any other Person (other than, with respect to this subsection (iv) only, (A) Non-Negotiated Vendor Contracts that do not satisfy sub-section (i) of the definition of Company Material Contracts, (B) licenses for Open Source Software, (C) Invention Assignment Agreements, and (D) non-exclusive Intellectual Property Licenses to Marks that are (1) ancillary to the main commercial purpose of the Contract and (2) in the Ordinary Course of Business);
(e)    any Contract that relates to a partnership, joint venture, joint marketing, joint development or similar arrangement with any other Person;
(f)    any Company Employee Agreement or other Contract for or relating to the employment by any of the Acquired Companies of any director, officer, employee, advisor or consultant (or other service provider) or any other type of Contract with any of the Acquired Companies’ officers, employees, advisors or consultants (or other service providers) that is, in any of the foregoing cases, not terminable by such Acquired Company without notice without cost or other Liability (excluding, for the avoidance of doubt, any payout of accrued but unused vacation), including any Contract requiring such Acquired Company to make a payment to any director, officer, employee, advisor or consultant (or other service provider) in connection with the Merger, any transaction contemplated by this Agreement or any such Contract that is entered into in connection with this Agreement;
(g)    any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with GAAP;
(h)    any Contract that restricts any of the Acquired Companies from, or following the Effective Time will restrict Parent or any of its Affiliates (other than the Acquired Companies) from (i) engaging in any aspect of its business, (ii) participating or competing in any line of business, market or geographic area, (iii) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), or (iv) soliciting potential employees, consultants, contractors or other suppliers or customers;
(i)    any Contract under which any of the Acquired Companies grants or, following the Closing, purports to have Parent grant any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;
(j)    any Contract that following the Closing would or would purport to: (i) require Parent or any of its Affiliates (other than the Acquired Companies) to grant any Intellectual Property License, (ii) restrict Parent or any of its Affiliates (other than the Acquired Companies) from performing any of the activities listed in Section 3.12(h)(i)-(iv), or (iii) require Parent or any of its Affiliates (other than the Acquired Companies) to grant or be bound by any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;
(k)    any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights for the foregoing, other than those Contracts substantially identical to the form of the standard agreement evidencing Company Options under the Company Stock Plan;
(l)    any Contract with any labor union or any collective bargaining agreement or similar Contract with any of the Acquired Companies’ employees;
(m)    any Contract under which any third party is required to be named as an additional insured person under any insurance policy of the Acquired Companies;
(n)    any Contract, including any European Union “model clause agreement”, which is required under applicable Law to transfer the counterparty’s data or any of the Acquired Company’s data across country borders;
(o)    any settlement agreement (including any agreement under which any employment-related claim is settled) under which any Acquired Company or any counterparty has any continuing rights or obligations;
(p)    (i) any Contract that includes an obligation by any of the Acquired Companies to indemnify any other Person against any claim of infringement, misappropriation, misuse, dilution or violation of any Intellectual Property Rights or Technology (other than Contracts where such obligation is capped (including caps excluding liability for willful misconduct, gross negligence, personal injury or death, or property damage)), and (ii) any other Contract that includes an obligation by any of the Acquired Companies, or that following the Closing would or would purport to require Parent or any of its Affiliates, to guarantee, support, indemnify, assume or endorse, or make any similar commitment with respect to, the obligations, Liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person, other than obligations of indemnification where such obligation is capped (including caps excluding liability for willful misconduct, gross negligence, personal injury or death, or property damage) other than, in the case of clause (ii), Non-Negotiated Vendor Contracts;
(q)    any Contract in which any of the Acquired Companies’ officers, directors, employees or stockholders or, to the Knowledge of the Company, any member of their immediate families is directly or indirectly interested (whether as a party or otherwise), other than (i) Invention Assignment Agreements, (ii) any Contract for the purchase of shares of Company Capital Stock or the grant of Company Options, in each case, approved by the board of directors, (iii) any at-will employment offer letter with any employee of the Acquired Companies, in form and substance substantially similar to the form made available to Parent, and (iv) a Company Benefit Arrangement disclosed on Schedule 3.16 of the Company Disclosure Letter;
(r)    any Contract pursuant to which any of the Acquired Companies has acquired a business or entity, or substantially all of the assets of a business or entity, whether by way of merger, consolidation, amalgamation, plan or scheme of arrangement, purchase of stock, purchase of assets, license or otherwise;
(s)    any Contract with any Person with whom any of the Acquired Companies does not deal at arm’s length;
(t)    any Contract that involves the sharing of profits with other Persons or the payment of royalties to any other Person, excluding Non-Negotiated Vendor Contracts;
(u)    any Contract imposing any support, maintenance or service obligations on the part of any of the Acquired Companies (other than those obligations that are in substance identical to those of the Standard Customer Agreement);
(v)    any Contract that relates to any interest rate or currency, swap, cap, collar or other derivative or hedging arrangement;
(w)    any Contract that contains an earn-out or other contingent payment or obligation;
(x)    any Contract imposing obligations concerning the use or disclosure of Proprietary Information by, to, or from any of the Acquired Companies (other than those obligations that are in substance identical to those of the Company’s standard form of non-disclosure Contract made available to Parent (“Standard NDAs”)); or
(y)    any Contract or subcontract to which any Governmental Authority, university, college other educational institution or research center is a party (other than Standard Customer Agreements).
All Contracts described in this Section 3.12 to which any of the Acquired Companies is a party are in written form. True, correct and complete copies of each Company Material Contract (including schedules, exhibits and amendments thereto) have been made available to Parent.
3.13    No Default; No Restrictions.
(a)    Each of the Company Material Contracts is in full force and effect. Each of the Acquired Companies is performing in all material respects all of the obligations required to be performed by it and is entitled to all of the benefits under, and is not alleged in writing to be in default in respect of, any Company Material Contract. There exists no default or event of default or event, occurrence, condition or act, with respect to any of the Acquired Companies or, to the Knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Company Material Contract, or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Company Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Company Material Contract, (C) the right to accelerate the maturity or performance of any obligation of any of the Acquired Companies under any Company Material Contract, or (D) the right to cancel, terminate or modify any Company Material Contract (other than with respect to provisions providing for the automatic expiration thereof if not renewed in the Ordinary Course of Business). None of the Acquired Companies has received any written notice or other written communication regarding any actual or alleged violation or breach of or default under, or intention to cancel or materially modify, any Company Material Contract.
(b)    None of the Acquired Companies is a party to, and no asset or property of any of the Acquired Companies is bound or affected by, any judgment, injunction, order or decree, that restricts or prohibits any of the Acquired Companies or, following the Effective Time, will restrict or prohibit the Surviving Corporation or Parent, from freely engaging in the Company Business or from competing anywhere in the world (including any judgments, injunctions, orders or decrees, restricting the geographic area in which the Acquired Companies may sell, license, market, distribute or support any products, Intellectual Property Rights or Technology or provide services or restricting the markets, customers or industries that the Acquired Companies may address in operating the Company Business or restricting the prices that the Acquired Companies may charge for Owned Company IP, Company Technology or Company Offerings (including most favored customer pricing provisions)), or includes any grants by any of the Acquired Companies of exclusive rights or licenses, noncompetition rights, rights of refusal or rights of first negotiation.
3.14    Intellectual Property.
(a)    Schedule 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Registered Company Intellectual Property Rights, and (ii) material unregistered Marks owned or purported to be owned by each of the Acquired Companies. For each item of Registered Company Intellectual Property Rights, Schedule 3.14(a) of the Company Disclosure Letter lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.
(b)    All necessary fees and filings with respect to any Registered Company Intellectual Property Rights have been timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect. There are no renewals, annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Company Intellectual Property Rights within 120 days after the Agreement Date. No issuance or registration obtained and no application filed by any of the Acquired Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Acquired Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application.
(c)    The Acquired Companies are the sole and exclusive owner of all right, title and interest in and to (i) all Registered Company Intellectual Property Rights and (ii) all other Company Intellectual Property Rights and Company Technology owned or purported to be owned by any of the Acquired Companies (clauses (i) and (ii) collectively, the “Owned Company IP”), free and clear of all Encumbrances. All Company Intellectual Property Rights and Company Technology that are not Owned Company IP (“Licensed IP”) are validly licensed (or validly provided on a hosted, “software-as-a-service” basis) to the Acquired Companies pursuant to (A) Intellectual Property Licenses contained in the Contracts listed on Schedule 3.12(d) of the Company Disclosure Letter, (B) Open Source Software licenses, (C) Non-Negotiated Vendor Contracts, (D) Invention Assignment Agreements, or (E) Standard Customer Agreements. The Acquired Companies have (and will continue to have immediately following the Closing) valid rights (under such Contracts) to use, sell, license and otherwise exploit, as the case may be, all Licensed IP as the same are currently used, sold, licensed and otherwise exploited by the Acquired Companies.
(d)    All Owned Company IP is freely transferable and assignable or may be licensed or transferred to Parent without restriction and without payment of any kind to any third Person.
(e)    (i) The Owned Company IP and the Licensed IP constitute all of the Intellectual Property Rights and Technology necessary to enable the Acquired Companies to conduct the Company Business as it has been or is conducted by or on behalf of any of the Acquired Companies. (ii) To the Knowledge of the Company, the Registered Company Intellectual Property Rights (other than the pending applications thereof) are valid and enforceable and the Registered Company Intellectual Property Rights constituting pending applications are subsisting. (iii) Each Acquired Company has complied with the duty of disclosure, candor and good faith in connection with each Patent filed by such Acquired Company. (iv) To the Knowledge of the Company, all prior art material to the patentability of the claims in any issued or applied for Patents of any Acquired Company is cited in the respective issued Patents, applications or associated file histories thereof, and, to the Knowledge of the Company, there is no other material prior art with respect thereto.
(f)    None of the Registered Company Intellectual Property Rights have been or are subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review or Covered Business Method (CBM) review), cancellation, or opposition proceeding.
(g)    Schedule 3.14(g) of the Company Disclosure Letter sets forth a true and correct list of all Intellectual Property Licenses granted expressly under Patents (i) from another Person to any of the Acquired Companies, other than with respect to Open Source Software under the standard licenses therefor, and (ii) from any of the Acquired Companies to another Person.
(h)    Neither the conduct of the Company Business nor any Company Offering (including the use, practice, offering, licensing, provision, sale, distribution, making available, or other exploitation of any Company Offering) (i) has been or is infringing, misappropriating (or resulting from the misappropriation of), diluting, using or disclosing without authorization, or otherwise violating (and, when conducted following the Closing in the same manner or solely with respect to the Company Offerings, as proposed by the Acquired Companies to be conducted as of the Agreement Date and as of the Closing Date) any Intellectual Property Rights of any third Person, (ii) has been or is contributing to or inducing (and, when conducted following the Closing in the same manner or, solely with respect to the Company Offerings, as proposed by the Acquired Companies to be conducted as of the Agreement Date and as of the Closing Date, will not and would not contribute to or induce) any infringement, misappropriation, or other violation of any Intellectual Property Rights of any third Person, or (iii) has been or is constituting (and, when conducted following the Closing in the same manner or, solely with respect to the Company Offerings, as proposed by the Acquired Companies to be conducted as of the Agreement Date and as of the Closing Date, will not and would not constitute) unfair competition or trade practices under the Laws of any relevant jurisdiction. For the avoidance of doubt, the Company is not making any representation or warranty under this Section 3.14(h) that any non-Software content that constitutes Licensed IP and is uploaded by an end-user customer of an Acquired Company’s online, hosted service to that service, in the form uploaded to any of the Acquired Companies, itself does not infringe, misappropriate or violate the Intellectual Property Rights of such individual or any third Person, so long as the applicable Acquired Company is complying with the applicable in-bound license restrictions to which it may be bound with respect thereto.
(i)    None of the Acquired Companies has received any written (or, to the Knowledge of the Company, oral) notice from any Person (i) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (ii) inviting any of the Acquired Companies to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business, in each case with respect to this subsection (ii) only, in a manner either (a) relating to Patents or (b) that reasonably implies infringement, misappropriation, misuse, dilution, violation, or unauthorized use thereof, or (iii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology (other than as made by the applicable examiner of any application for Registered Company Intellectual Property Rights, in the ordinary course of prosecution).
(j)    To the Knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting or violating any Company Intellectual Property Rights, Company Technology owned by or exclusively licensed to the Company, or Company Offering. No Acquired Company has made any written or unwritten claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Company Intellectual Property Rights, Company Technology owned or purported to be owned by or exclusively licensed to any Acquired Company, or Company Offering.
(k)    Each of the Acquired Companies has taken commercially reasonable measures to protect all Proprietary Information of the Acquired Companies (and all Proprietary Information of any third Person in any of the Acquired Companies’ possession or control, or to which any of the Acquired Companies has access, with respect to which any of the Acquired Companies has a confidentiality obligation). No such material Proprietary Information has been authorized to be disclosed or has been actually disclosed, in each case by or on behalf of any of the Acquired Companies, to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such Proprietary Information other than (in the case of Proprietary Information owned by an Acquired Company) as a result of the Company’s reasonable business judgment to make such Proprietary Information publicly available in connection with the release of any new Company Offering or the filing of any application for a Patent. Each current and former employee, contractor, director, and consultant of any of the Acquired Companies that has been involved in the authorship, invention, creation, conception or other development of any Company Technology has entered into an enforceable written non-disclosure and invention assignment Contract with such Acquired Company that effectively and validly assigns to such Acquired Company all Intellectual Property Rights and Technology authored, invented, created, conceived, or otherwise developed by such employee, contractor, director, or consultant in the scope of his, her or its employment or engagement with such Acquired Company (an “Invention Assignment Agreement”) in a form made available to Parent prior to the Agreement Date. (i) No current or former employee or director of any of the Acquired Companies has (A) affirmatively excluded any Technology (or any Intellectual Property Rights in or to any Technology) authored, invented, created, conceived, or otherwise developed prior to his or her or its employment or engagement with such Acquired Company from his or her or its assignment of inventions pursuant to such Person’s Invention Assignment Agreement or (B) failed to affirmatively indicate in such Invention Assignment Agreement that no Technology authored, invented, created, conceived, or otherwise developed by him or her or it prior to his or her or its employment or engagement with such Acquired Company exists. (ii) To the Knowledge of the Company, no current or former employee, contractor, or director of any of the Acquired Companies has alleged to any of the Acquired Companies or any third Person, ownership or other exclusive rights by such employee, contractor, director, or consultant in any Technology authored, invented, created, conceived or otherwise developed by such employee, contractor, director, or consultant in the scope of his, her or its employment or engagement with such Acquired Company. (iii) No current or former employee, contractor, or director of any of the Acquired Companies has failed to effectively waive all moral rights held by such employee, contractor, director, or consultant in any Technology authored, invented, created, conceived or otherwise developed by such employee, contractor, director, or consultant in the scope of his, her or its employment or engagement with such Acquired Company in favor of such applicable Acquired Company. Schedule 3.14(k)(v) of the Company Disclosure Letter accurately identifies each Person who is or was involved in the creation, modification or development of any Company Offering while such Person was employed or otherwise engaged to perform work for any Acquired Company.
(l)    Schedule 3.14(l) of the Company Disclosure Letter sets forth a true and correct list of all third party Software (other than Open Source Software listed in Schedule 3.14(m) of the Company Disclosure Letter) that is (i) incorporated or embedded in or linked or bundled with any currently commercially available version of any Company Offering or (ii) except for Software licensed under Non-Negotiated Vendor Contracts, otherwise material to the operation of and used by any of the Acquired Companies in the Company Business (and, for each item required to be listed in subschedules (i) or (ii), the name of the licensor or owner of the Software and the Contract under which Software is licensed). None of the source code or related materials for any Company Software has been licensed or provided to, or used or accessed by, any Person other than employees, directors, consultants and contractors of the Acquired Companies who have entered into written confidentiality obligations with such Acquired Company with respect to such source code or related materials. None of the Acquired Companies is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating any of the Acquired Companies to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Company Software.
(m)    Schedule 3.14(m) of the Company Disclosure Letter sets forth a list (in the format requested by Parent) of all Open Source Software that is included, incorporated or embedded in, linked to, combined or distributed or made available with any Company Offering, other than any non-Software content that constitutes Licensed IP and is uploaded by an end-user customer of an Acquired Company’s online, hosted service to that service, in the form uploaded to any of the Acquired Companies. Each of the Acquired Companies fully complies with all license terms applicable to any item of Open Source Software disclosed, or required to be disclosed, in this Section 3.14(m) of the Company Disclosure Letter.
(n)    No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed or made available with or used in the delivery or provision of any Company Software or any Company Offering, in each case, by or on behalf of any of the Acquired Companies, in a manner that (i) violates any Intellectual Property License applicable to such Open Source Software, or (ii) subjects any Company Software to any Copyleft License or that requires or purports to require any of the Acquired Companies to grant any Intellectual Property License with respect to Patents.
(o)    The Company Software and Company Offerings are free from any material defect or bug, or material programming, design or documentation error. None of the Company Software or Company Offerings constitutes or contains any Contaminants. Except in accordance with the applicable privacy policies (including the relevant terms of the applicable customer Contract) of the Company and Laws, none of the Company Software or the Company Offerings (i) sends information of a user to another Person without the user’s consent, (ii) records a user’s actions without such user’s knowledge or (iii) employs a user’s Internet connection without such user’s knowledge to gather or transmit information regarding such user or such user’s behavior.
(p)    (i) No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Owned Company IP, and (ii) no Governmental Authority or any university, college, other educational institution or research center (A) owns, to the Company’s Knowledge has purported in writing to own, or (B) has any other rights in or to (including through any Intellectual Property License other than pursuant to a Standard Customer Agreement), or has any option to obtain any rights in or to, any Owned Company IP.
(q)    The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any right of the Acquired Companies to own, use, practice or otherwise exploit any Owned Company IP. The consummation of the transactions contemplated by this Agreement will not conflict with, result in a termination, breach, violation of (with or without notice or lapse of time, or both), acceleration of any obligation or loss of any material benefit, or constitute a default, or require the consent, release, waiver or approval of, or notice to, any third party, under any Contract that includes any grant of an Intellectual Property License to any of the Acquired Companies by any other Person of any Intellectual Property Rights or Technology. Neither the execution, delivery and performance of this Agreement or any Company Ancillary Agreement, nor the consummation of the transactions contemplated by this Agreement or any Company Ancillary Agreement will, pursuant to any Contract to which any of the Acquired Companies is a party or otherwise bound, result (or purport to result) in the transfer or grant by any of the Acquired Companies or Parent or any of its Affiliates to any Person of any ownership interest or Intellectual Property License with respect to any Company Intellectual Property Rights or Company Technology or any Intellectual Property Rights or Technology of Parent or any of its Affiliates.
(r)    The Acquired Companies have provided or have required its customers to provide accurate and complete disclosures with respect to their privacy policies and privacy practices, including providing any type of notice and obtaining any type of consent required by Privacy Laws applicable to each Acquired Company. Such disclosures have not contained any material omissions related to the privacy policies and privacy practices of the Acquired Companies.
(s)    Each Acquired Company has at all times (i) complied with all applicable provisions of Privacy Laws relating to the transfer of Personal Information or User Data from one jurisdiction to another jurisdiction, (ii) complied in all material respects with all other provisions and requirements of applicable Privacy Laws, regulatory guidelines and codes, published interpretations by Governmental Authorities of such Privacy Laws, and all similar consumer protection or privacy laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer (including the transfer by or on behalf of any Acquired Company of Personal Information or User Data from the European Economic Area to any jurisdiction in respect of which the European Commission has not issued an adequacy decision) of Personal Information (including employee data) or User Data, and (iii) complied in all respects with all of such Acquired Company’s policies regarding privacy and data security, including (A) all privacy policies and similar disclosures published on the Company Web Sites or otherwise communicated in writing to employees, users of any Company Web Site, Company Offering or Company Software and other third parties, (B) any notice to or consent from the provider or subject of Personal Information or User Data, (C) any existing contractual commitment made by such Acquired Company with respect to such Personal Information and User Data, and (D) any privacy policy otherwise made available by such Acquired Company to the Persons to whom the Personal Information or User Data relates.
(t)    Schedule 3.14(t) of the Company Disclosure Letter identifies all categories of Personal Information and User Data collected by each Acquired Company and sets forth all places, whether physical or electronic, where Personal Information and User Data is stored.
(u)    Each Acquired Company has taken organizational, physical, administrative and technical measures required by Privacy Laws, any existing contractual commitment made by such Acquired Company that is applicable to Personal Information or User Data, any written policy adopted by such Acquired Company, including such Acquired Company’s privacy policy published or otherwise made publicly available by such Acquired Company to the Persons to whom the Personal Information or User Data relates, and such Acquired Company’s information security program to protect (i) the integrity, security and operations of the IT Systems, and (ii) any of the IT Systems, transactions executed thereby, data owned by such Acquired Company or provided by such Acquired Company’s customers, and Personal Information and User Data against loss and against damage, accidental loss or destruction, unauthorized or unlawful access, use, modification, disclosure or other misuse. Each Acquired Company has implemented reasonable procedures, satisfying the requirements of applicable Privacy Laws, to detect data security breaches and unauthorized access or unauthorized use of the IT Systems, Personal Information, User Data, and data owned by such Acquired Company or provided by such Acquired Company’s customers, including by its employees, independent contractors, consultants and third party service providers that have access to Personal Information or User Data.
(v)    Except for disclosures of information: (i) required by Law, (ii)  authorized by the provider of Personal Information or User Data, or (iii) permitted in the Acquired Companies’ contracts with customers and suppliers, no Acquired Company has shared, sold, rented or otherwise made available, or is sharing, selling, renting or otherwise making available, to third parties any Personal Information or User Data.
(w)    In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information or User Data collected, held, or controlled by or on behalf of any Acquired Company, such Acquired Company has contractually obligated any such third party to (i) comply with applicable Privacy Laws with respect to Personal Information and User Data (whether such third party is a “data processor” or “data controller” as those terms are used in applicable Privacy Laws), and (ii) act only in accordance with the instructions of the relevant Acquired Company.
(x)    The transfer of Personal Information and User Data in connection with the transactions contemplated by this Agreement will not violate any applicable Privacy Laws or the privacy policies of each Acquired Company as they currently exist or as they existed at any time during which any of the Personal Information or User Data was collected or obtained. No Acquired Company is subject to any contractual requirements or other Laws that, following the Closing, would prohibit any Acquired Company or Parent from receiving or using Personal Information or User Data in the manner in which such Acquired Company receives and uses such Personal Information or User Data prior to the Closing.
(y)    The Acquired Companies have all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute and otherwise exploit the Company Data owned by the Acquired Companies, including in connection with the operation of the business of each Acquired Company.
(z)    To the Knowledge of the Company, (i) there have not been any data security breaches, unauthorized access or use of any of the IT Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information or User Data or data owned by any Acquired Company or provided by any Acquired Company’s customers, (ii) there are no allegations, fines, claims or Actions relating to any of the foregoing, and (iii) there are no facts or circumstances which could reasonably serve as the basis for any such allegations, fines, claims or Actions. No Acquired Company has notified, nor been required to notify, any Person of any information security breach or incident involving Personal Information or User Data. No Acquired Company has received any correspondence relating to, or notice of any Actions, claims, investigations or alleged violations of, Laws with respect to Personal Information or User Data from any Person, there is no such ongoing Action, claim, investigation or allegation, and, to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such Action, claim, investigation or allegation.
3.15    Compliance with Laws.
(a)    Each of the Acquired Companies has at all times complied in all material respects, and is in material compliance, with all Laws.
(b)    Each of the Acquired Companies holds all permits, licenses (including Communications Licenses) and approvals from, and has made all filings with, Governmental Authorities that are legally required to be held to conduct the Company Business without any material violation of Law (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. None of the Acquired Companies has ever received any written notice or other written communication, or to the Knowledge of the Company, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or alleged violation of Law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit or (ii) any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit(in each case which would be material to the Acquired Companies, taken as a whole). No Governmental Permits will be adversely affected by the Merger and the consummation of the transactions contemplated hereby.
(c)    Each of the Acquired Companies is in compliance in all material respects with each Governmental Permit and has fulfilled and performed in all material respects all of its obligations with respect thereto, including, in all material respects, (i) timely and accurately submitting all reports, certifications, notifications and applications and (ii) timely paying all fees, assessments and contributions (including, as applicable (A) to state, federal or foreign universal service support mechanisms, (B) to intrastate, interstate or international telecommunications relay services, (C) to the administration of applicable numbering plans, including the North American Numbering Plan, (D) regulatory fees and other regulatory contributions and (E) the shared costs of number portability), in each case of clauses (i) and (ii), that are required by applicable Law, including Communications Laws.
(d)    There are no existing applications, petitions to deny or complaints or proceedings pending or, to the Knowledge of the Company, threatened, by any Governmental Authority that have or would reasonably be expected to have an adverse effect on any Governmental Permits (other than proceedings affecting the telecommunications industry generally).
(e)    All materials, products and services distributed or marketed by the Acquired Companies have at all times made all material disclosures to users or customers required by Law, and none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.
3.16    Employees, ERISA and Other Compliance.
(a)    Schedule 3.16(a)-1 of the Company Disclosure Letter accurately lists all current employees of the Acquired Companies as of the Agreement Date, and for each such employee, his or her (anonymized for employees based outside of the United States): (i) job position, (ii) classification as full-time, part-time or seasonal, (iii) classification as exempt or non-exempt under applicable state, federal or foreign overtime regulations, (iv) hourly rate of compensation or base salary (as applicable), (v) total 2015 compensation and expected 2016 compensation, (vi) actual incentive compensation for 2015 (commission and/or bonus, as applicable) and target incentive compensation for 2016 (commission and/or bonus, as applicable), (vii) any other compensation or allowance, (viii) accrued but unused vacation, (ix) hours of work per week (for non-exempt and part-time employees), (x) visa type (if any), (xi) commencement date of employment with the Company, (xii) work location, and (xiii) leave status (including anticipated return to work date). Schedule 3.16(a)-2 of the Company Disclosure Letter accurately lists all independent contractors of the Acquired Companies as of the Agreement Date, and for each such independent contractor (anonymized for contractors based outside of the United States), his or her: (A) terms of compensation, (B) total 2015 compensation and expected 2016 compensation (including all payments or benefits of any type received to date), (C) commencement date with such Acquired Company or any Affiliate of any of the Acquired Companies, and (D) service location.
(b)    Each of the Acquired Companies is in material compliance with the requirements of the Fair Labor Standards Act and other Laws respecting classification of employees as exempt employees and nonexempt employees. All employees and independent contractors of the Acquired Companies are, and have been since their respective start of employment or engagement by such Acquired Company, legally permitted to be employed or engaged by such Acquired Company in the jurisdiction in which such employee is employed or engaged in their current job or project capacities for the maximum period permitted by Law. All independent contractors providing services to any of the Acquired Companies have been properly classified as independent contractors for purposes of federal and applicable state Tax Laws, Laws applicable to employee benefits and other Laws. None of the Acquired Companies has any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of Proprietary Information or assignment of inventions).
(c)    The Acquired Companies and each of their ERISA Affiliates: (i) are, and at all times have been, in compliance in all material respects with all Laws respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, including the health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and any similar provisions of state Law, (ii) have withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or consultants of the Acquired Companies, (iii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any Law, and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or any other applicable social insurance, or other benefits or obligations for employees of the Acquired Companies (other than routine payments to be made in the Ordinary Course of Business). There are no pending or, to the Knowledge of the Company, threatened Actions against any of the Acquired Companies or any of their Affiliates under any worker’s compensation policy or long-term disability policy.
(d)    None of the Acquired Companies are now, nor have they ever been, subject to a union organizing effort. None of the Acquired Companies is subject to any collective bargaining agreement with respect to any of its employees, subject to any other Contract with any trade or labor union, employees’ association or similar organization, or subject to any current labor disputes. To the Knowledge of the Company as of the Agreement Date, no employee of the Acquired Companies has given notice of intent to terminate his or her employment with such Acquired Company.
(e)    None of the Acquired Companies has been a party to any Action, or received written notice of any threatened Action, in which such Acquired Company was, or is, alleged to have violated any Contract or Law relating to employment, including equal opportunity, discrimination, retaliation, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees.
(f)    In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act or any other Law in respect of any of the Acquired Companies and none of the Acquired Companies has been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.
(g)    To the Knowledge of the Company, no employee or consultant of any of the Acquired Companies is in material violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by or to render services to such Acquired Company or to use Proprietary Information of others. To the Knowledge of the Company, the employment of any employee or engagement of any consultant by the Acquired Companies does not subject them to any Liability to any third party.
(h)    Schedule 3.16(h) of the Company Disclosure Letter contains an accurate and complete list as of the Agreement Date of each Company Employee Plan and each Company Employee Agreement, other than any Company Employee Plan required under applicable Law and sponsored, maintained or administered by a Governmental Authority (each, a “Company Benefit Arrangement” and collectively, the “Company Benefit Arrangements”). None of the Acquired Companies or any of their Affiliates intends to or has committed to establish or enter into any new Company Benefit Arrangement, or to modify or terminate any Company Benefit Arrangement (except to conform any such Company Benefit Arrangement to the requirements of any Law, in each case as previously disclosed to Parent in writing or as required by this Agreement). Schedule 3.16(h) of the Company Disclosure Schedule separately identifies each Company Benefit Arrangement that is not subject to United States Law maintained primarily in respect of any current or former employees, contractors or directors of the Acquired Companies who are located outside of the United States (a “Foreign Benefit Plan”) and the non-U.S. jurisdiction applicable to each Foreign Benefit Plan.
(i)    The Company has made available to Parent: (i) true, correct and complete copies of each Company Benefit Arrangement, including all amendments thereto and all related trust documents, insurance contracts and other funding arrangements, (ii) the three most recent annual reports (Form Series 5500 and all schedules and audited financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Benefit Arrangement, (iii) if the Company Benefit Arrangement is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Company Benefit Arrangement assets, (iv) the most recent summary plan description together with the summaries of modifications thereto, if any, required under ERISA with respect to each Company Benefit Arrangement, (v) all written Contracts relating to each Company Benefit Arrangement, including administrative service agreements and group insurance contracts, (vi) all material written materials provided to any current employee, independent contractor or director of any of the Acquired Companies or any of their Affiliates relating to any Company Benefit Arrangement and any proposed Company Benefit Arrangements set forth on Schedule 3.16(h) of the Company Disclosure Letter, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to any of the Acquired Companies, (vii) all material correspondence to or from any Governmental Authority relating to any Company Benefit Arrangement, (viii) all COBRA forms and related notices, (ix) all insurance policies in the possession of the Acquired Companies or any of their Affiliates pertaining to fiduciary liability insurance covering the fiduciaries for each Company Benefit Arrangement, and (x) written summaries of any non-written Company Benefit Arrangements.
(j)    Each Company Benefit Arrangement has been established, operated and maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Law that is applicable to such Company Benefit Arrangement, including ERISA and the Code. Each of the Acquired Companies has performed all obligations required to be performed by it under each Company Benefit Arrangement and is not in material default or violation of, and to the Knowledge of the Company there are no material defaults or violations by any other party to, the terms of any Company Benefit Arrangement. Each of the Company Benefit Arrangements that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a protype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Benefit Arrangement, each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and to the Knowledge of the Company, nothing has occurred with respect to the operation of the Company Benefit Arrangements that would reasonably be expected to cause the loss of such qualification or exemption. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred or would reasonably be expected to occur with respect to any Company Benefit Arrangement. There is no claim, suit, administrative proceeding, action or other litigation pending, or, to the Knowledge of the Company, threatened (other than routine claims for benefits), against any Company Benefit Arrangement, the assets of any Company Benefit Arrangement, the plan sponsor or administrator of any Company Benefit Arrangement, or the fiduciary of any Company Benefit Arrangement with respect to the operation thereof. Each Company Benefit Arrangement can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms and applicable Laws, without Liability to Parent, any of the Acquired Companies or any ERISA Affiliate (other than ordinary administration expenses). There is no audit, inquiry, administrative proceeding, or action pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor, or any other Governmental Authority with respect to any Company Benefit Arrangement. None of the Acquired Companies or any ERISA Affiliate has ever incurred any penalty or Tax with respect to any Company Benefit Arrangement under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. No Company Benefit Arrangement shall be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.
(k)    None of the Acquired Companies or any of their current or former ERISA Affiliates has ever maintained, established, sponsored, participated in, or contributed to any: (i) pension plan subject to Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section (3)(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, (iv) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, (v) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (vi) a funded welfare plan within the meaning of Section 419 of the Code, or (vii) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. None of the Acquired Companies has ever maintained, established, sponsored, participated in or contributed to, any Company Benefit Arrangement in which stock of the Company is or was held as a plan asset.
(l)    All contributions due from any of the Acquired Companies with respect to any of the Company Benefit Arrangements have been made or have been accrued on the Company Balance Sheet, and no further contributions shall be due or are required to be accrued thereunder as of the Closing Date (other than contributions accrued in the Ordinary Course of Business or as required by Law, after the Balance Sheet Date as a result of the operations of the Acquired Companies after the Balance Sheet Date). All claims as of the Closing Date made under any self-insured Company Benefit Arrangement that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (whether or not subject to ERISA) have been paid or, if not paid, will be timely paid by the Acquired Companies.
(m)    None of the Acquired Companies has any Liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.
(n)    There has been no amendment to, written interpretation or announcement (whether or not written) by any of the Acquired Companies relating to, or change in employee participation or coverage under, any Company Benefit Arrangement that would increase the expense of maintaining such Company Benefit Arrangement above the level of the expense incurred in respect thereof during the calendar year 2015 (other than increased insurance premiums), except any such amendments that are required under Law.
(o)    Unless otherwise indicated in Schedule 3.16(o) of the Company Disclosure Letter, none of the Acquired Companies is a party to any Company Benefit Arrangement: (i) with any current or former employee, consultant or advisor of any of the Acquired Companies (A) the payments or benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company in the nature of the Merger or any of the other transactions contemplated by this Agreement or any Company Ancillary Agreement, (B) providing any term of employment or compensation guarantee or limiting the right to merge, amend or terminate any Company Benefit Arrangement except as required by applicable Law, or (C) providing contractual severance payments not required by applicable Law or benefits or other payments or benefits after the termination of employment of such employee (including death or medical benefits, whether or not insured, with respect to any former or current employer or any spouse or dependent of any such employee) regardless of the reason for such termination of employment other than as required by COBRA (or similar state Laws) or other Law, or (ii) the payments or benefits of which shall be increased, or the vesting of payments or benefits of which shall be accelerated, by the occurrence of the Merger or any of the other transactions contemplated by this Agreement, or any event subsequent to the Merger, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. None of the Acquired Companies has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (x) for which the Company has established a reserve for such amount on the Company Balance Sheet and (y) pursuant to Contracts entered into after the Balance Sheet Date and disclosed on Schedule 3.16(o) of the Company Disclosure Letter.
(p)    (i) Each Foreign Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) all employer and employee contributions to each Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Benefit Plan have been paid in full, (iii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Agreement Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and (iv) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
(q)    No contribution notice or financial support direction has been issued to any of the Acquired Companies under the UK Pensions Act 2004, and there are no circumstances which could give rise to the issuing to any of the Acquired Companies of such a contribution notice or a financial support direction.
(r)    None of the Acquired Companies has any obligation in respect of the provision of an early retirement benefit or an enhanced pension on redundancy as a result of the operation of the Acquired Rights Directive (2001/23/EC).
(s)    No assurance or promise (oral or written) has been made or given to a current or former employee or officer of any of the Acquired Companies of any particular level or amount of benefits to be provided for or in respect of such employee on retirement, death or leaving service or any guaranteed investment return on contributions paid to any Company Benefit Arrangement.
3.17    Books and Records.
(a)    The books, records and accounts of the Acquired Companies (i) are in all material respects true, complete and correct, (ii) have been maintained in accordance with commercially reasonable business practices on a basis consistent with prior years, and (iii) accurately and fairly reflect, in all material respects, the basis for the Company Financial Statements.
(b)    The minute books of the Acquired Companies made available to Parent accurately and adequately reflect in all material respects all action previously taken by the stockholders, the board of directors and committees of the board of directors of the Acquired Companies.
(c)    Schedule 3.17(c) of the Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which any of the Acquired Companies maintains accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.
3.18    Insurance. The Acquired Companies maintain the policies of insurance and bonds set forth on Schedule 3.18 of the Company Disclosure Letter, including all legally required workers’ compensation and other insurance, correct and complete copies of which have been made available to Parent. Schedule 3.18 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, policy number and the term and amount of coverage thereunder. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policy or bond. All premiums due and payable under all such policies and bonds have been timely paid, and the Acquired Companies are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.
3.19    Environmental Matters. Each of the Acquired Companies and their predecessors and Affiliates are in material compliance with all Environmental Laws applicable to the Acquired Companies, which compliance includes the possession by the Acquired Companies of all Governmental Permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof. None of the Acquired Companies has ever received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that such Acquired Company is not in compliance with any Environmental Law, and to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the compliance by the Acquired Companies with any current applicable Environmental Law in the future. To the Knowledge of the Company, no current or prior owner of any real property leased or possessed by any of the Acquired Companies has received any written notice or other written communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or such Acquired Company is not in compliance with any Environmental Law. All Governmental Permits held by the Acquired Companies pursuant to any applicable Environmental Law (if any) are identified in Schedule 3.19 of the Company Disclosure Letter.
3.20    Customers and Suppliers.
(a)    Schedule 3.20(a) of the Company Disclosure Letter sets forth the top 25 customers (or group of affiliated customers) of the Acquired Companies based on payments received or due over the 12 complete calendar months ended as of March 31, 2016 (each, a “Significant Customer”). As of the Agreement Date, all Significant Customers are (i) current in their payment of invoices and (ii) none of the Acquired Companies has, and since April 1, 2015 through the Agreement Date has not had, any material disputes with any Significant Customer that arose and are unresolved as of the Agreement Date. Since December 31, 2015 through the Agreement Date, none of the Acquired Companies has received any written or, to the Knowledge of the Company, oral notice that any Significant Customer will not continue as a customer of any of the Acquired Companies or that such customer intends to terminate existing Contracts with any of the Acquired Companies or materially decrease their business with any of the Acquired Companies.
(b)    Schedule 3.20(b) of the Company Disclosure Letter sets forth the top 15 vendors to the Acquired Companies based on amounts paid or payable by the Acquired Companies to such suppliers over the 12 complete calendar months ended as of March 31, 2016 (each, a “Significant Supplier”). Each of the Acquired Companies is current in its payments to all Significant Suppliers and none of the Acquired Companies has, and since April 1, 2015 through the Agreement Date, has not had, any material dispute concerning Contracts with or products and/or services provided by any Significant Supplier that remains unresolved. As of the Agreement Date, the Company has no Knowledge of any material dissatisfaction on the part of any Significant Supplier. As of the Agreement Date, none of the Acquired Companies has received any written notice from any Significant Supplier that such supplier intends to terminate, breach or not renew existing Contracts with any of the Acquired Companies. Each of the Acquired Companies has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company Business as such has been or is conducted by or on behalf of any of the Acquired Companies as of the Agreement Date and as of the Closing Date, and the Company has no Knowledge of any reason why the Acquired Companies would not continue to have such access on commercially reasonable terms following the Closing.
3.21    Accounts Receivable. Schedule 3.21 of the Company Disclosure Letter sets forth an accurate and complete aging of the Acquired Companies’ accounts receivable as of the Agreement Date in the aggregate and by customer. All such accounts receivable derive from bona fide sales transactions entered into in the Ordinary Course of Business and are payable on the terms and conditions set forth in the applicable Contract (subject to allowance for doubtful accounts receivable reflected on the Balance Sheet). Schedule 3.21 of the Company Disclosure Letter sets forth such amounts of accounts receivable as of the Agreement Date that are subject to written asserted claims by, and any other disputes with, customers and reasonably detailed information regarding written asserted claims made within the one year period ending on the Agreement Date, including the type and amounts of such claims.
3.22    Anti-Money Laundering Laws. Each of the Acquired Companies is, and has always been, in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the United Kingdom Proceeds of Crime Act 2002 and all other applicable anti-money laundering and counter terrorist financing Laws, and has established policies, procedures and internal controls designed to ensure compliance with such Laws.
3.23    Anti-Corruption and Anti-Bribery Laws.
(a)    None of the Acquired Companies, any of their directors, officers, employees or, to the Knowledge of the Company, none of their agents, consultants or other representatives, or any other Person associated with or acting for or on behalf of any of the Acquired Companies, has, directly or indirectly, in connection with the conduct of any activity of any of the Acquired Companies:
(iii)    over the last three years, made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Foreign Government Official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of (A) influencing any act or decision of such Foreign Government Official, candidate, party or campaign or any official of such party or campaign, (B) inducing such Foreign Government Official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage;
(iv)    paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature;
(v)    made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures;
(vi)    established or maintained any unlawful fund of corporate monies or other properties;
(vii)    created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or
(viii)    otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. (“FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”) or any other applicable anti-corruption or anti-bribery Law.
(b)    The Company has established and maintains policies, procedures and internal controls designed to ensure compliance with the FCPA, the Bribery Act and all other applicable anti-corruption and/or anti-bribery Laws.
(c)    For purposes of this Section 3.23, “Foreign Government Official” means any officer or employee of a Governmental Authority or an Affiliate thereof (including any sovereign wealth fund) or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or an Affiliate thereof, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.
3.24    Trade Compliance.
(a)    Each of the Acquired Companies has within the past five years conducted its export, import and related transactions in all material respects in accordance with (i) all applicable U.S. export, re-export, import and anti-boycott Laws and regulations, including the Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations, and (ii) all other applicable import and export controls Laws and regulations in the other countries in which any of the Acquired Companies conducts business.
(b)    The Acquired Companies have obtained, and are in compliance in all material respects with, all material export licenses and other material consents, authorizations, waivers, approvals, and orders, and has made or filed any and all necessary notices, registrations, declarations and filings with any Governmental Authority, and has met the requirements of any license exceptions or exemptions, as required in connection with (i) the export and re-export of products, services, Software or other Technology, and (ii) releases of technical data, Software or other Technology to foreign nationals located in the United States and abroad (“Export Approvals”).
(c)    Each of the Acquired Companies is in compliance in all material respects with the terms of all applicable Export Approvals.
(d)    There are no pending or, to the Knowledge of the Company, threatened inquiries, investigations, enforcement actions, voluntary disclosure or other claims against any of the Acquired Companies with respect to Export Approvals.
(e)    To the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Acquired Companies’ export, import and related transactions that may give rise to any future investigations, enforcement actions, voluntary disclosures or other claims.
(f)    No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.
(g)    Schedule 3.24(g) of the Company Disclosure Letter sets forth, as of the Agreement Date, the true, complete and accurate export control classification numbers applicable to the Company Offerings and the Company Technology.
(h)    None of the Acquired Companies has unlawfully exported or re-exported to any countries or regions subject to U.S. embargo or comprehensive trade sanctions or to entities identified on any U.S. governmental export exclusion lists, including the Denied Persons List, Entity List, and Specially Designated Nationals List.
(i)    None of the Acquired Companies, any of their respective officers, directors, employees, advisors, agents, representatives, consultants and any other Person acting for or on behalf of any of the Acquired Companies (i) is a Person with whom transactions are prohibited or limited under any economic sanctions Laws, including those administered by any U.S. Governmental Authority (including the Office of Foreign Assets Control), the United Nations Security Council, the European Union or Her Majesty’s Treasury, or (ii) within the last five years, has violated any economic sanctions Laws while acting on behalf of any Acquired Company. None of the Acquired Companies has, within the last five years, made any voluntary disclosures to U.S. Governmental Authorities under U.S. economic sanctions Laws, been the subject of any governmental investigation or governmental inquiry regarding compliance with such Laws or been assessed any fine or penalty under such Laws.
3.25    Corporate Documents. The Company has made available all documents listed, or required to be listed, in the Company Disclosure Letter (including any Schedule thereto).
3.26    Transaction Fees. Except as set forth on Schedule 3.26 of the Company Disclosure Letter pursuant to the immediately succeeding sentence, none of the Acquired Companies or any of their Affiliates is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.
3.27    Disclosure. As of the Agreement Date, no representation or warranty or other statement made by the Company or any of the Company Representatives in this Agreement, the Company Disclosure Letter, the certificates delivered pursuant to this Agreement or the Company Ancillary Agreements contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article 4 are true and correct on and as of the Agreement Date and shall be true and correct as of immediately prior to the Closing: Parent and Merger Sub understand and acknowledge that the Company would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that the Company is relying on the representations and warranties, and that these representations and warranties constitute an essential and determining element of this Agreement.
4.1    Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform its respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.
4.2    Power, Authorization and Validity.
(m)    Power and Authority. Parent has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Parent Ancillary Agreements and to consummate the Merger. The execution, delivery and performance by Parent of this Agreement, each of the Parent Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Parent. Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements and to consummate the Merger, subject to any required approval of Merger Sub’s sole stockholder. The execution, delivery and performance by Merger Sub of this Agreement, each of the Merger Sub Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.
(n)    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, or any other Person, governmental or otherwise, is necessary or required to be made or obtained by Parent or Merger Sub to enable Parent and Merger Sub to lawfully execute and deliver, enter into, and perform its obligations under this Agreement, each of the Parent Ancillary Agreements and each of the Merger Sub Ancillary Agreements or to consummate the Merger, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Parent or Merger Sub would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iii) the filing of the premerger notification and report form by Parent under the HSR Act or any other applicable antitrust Laws and the termination or expiration of the waiting period under the HSR Act or any other applicable antitrust Laws.
(o)    Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub. This Agreement and each of the Parent Ancillary Agreements are, or when executed by Parent shall be, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and each of the Merger Sub Ancillary Agreements are, or when executed by Merger Sub shall be, valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, subject to the effect of (A) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally and (B) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
4.3    No Conflict. Neither the execution and delivery of this Agreement, any of the Parent Ancillary Agreements or any of the Merger Sub Ancillary Agreements by Parent or Merger Sub, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a breach, impairment, violation of or an acceleration of an obligation or loss of material benefit, or constitute a default under (a) any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, each as currently in effect, or (b) any Law applicable to Parent, Merger Sub or any of their respective material assets or properties, except in the case of clause (b) where such conflict, breach, impairment, violation or default would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.
4.4    Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no Liabilities and, except for a subscription agreement pursuant to which all of its authorized capital stock was issued to Parent, is not a party to any agreement other than this Agreement and agreements with respect to the appointment of registered agents and similar matters.
4.5    Parent SEC Documents. Since January 31, 2015, Parent has filed all annual, quarterly and other reports, registration statements and definitive proxy statements required to be filed by Parent with the SEC (the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents.
4.6    Litigation. There is no Action pending or, to Parent’s knowledge, threatened against Parent or Merger Sub that would prevent, enjoin, alter, materially delay or otherwise adversely affect Parent’s or Merger Sub’s performance under this Agreement or the consummation of the transactions contemplated hereby. Neither Parent nor Merger Sub is subject to any outstanding judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator that would prevent, enjoin, alter or materially delay the Merger, or that would materially interfere with the ability of Parent or Merger Sub to consummate the Merger.
4.7    Financing. Parent shall have at the Closing sufficient cash and available credit facilities from recognized financial institutions to (a) pay the Cash Consideration and (b) pay all of its and Merger Sub’s related fees and expenses.
4.8    Parent Common Stock. The shares of Parent Common Stock comprising the Stock Consideration and the Share Allocated Variable Payout Portion (if applicable) will be duly authorized and upon consummation of the transactions contemplated by this Agreement in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and free of any Encumbrances. In addition, the shares of Parent Common Stock comprising the Stock Consideration shall each be accompanied with a Right (as such term is defined in that certain Tax Benefits Preservation Plan by and between Parent and American Stock Transfer & Trust Company, LLC dated as of June 7, 2012, as amended from time to time (the “Tax Benefits Preservation Plan”); provided that the Tax Benefits Preservation Plan is in effect as of the Closing. No Person who has been issued shares of Parent Common Stock pursuant to the terms of this Agreement shall be an Acquiring Person (as defined in the Tax Benefits Preservation Plan) as of the Closing Date.
4.9    No Parent Material Adverse Effect. Since the Balance Sheet Date through and including the Agreement Date, there has not been any Parent Material Adverse Effect.
ARTICLE 5
COMPANY COVENANTS
During the time period from the Agreement Date until the earlier to occur of (x) the Effective Time or (y) the termination of this Agreement in accordance with the provisions of Article 8, the Company covenants and agrees with Parent as follows:
5.1    Advise of Changes. The Company shall promptly advise Parent in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of the Company contained in Article 3 untrue or inaccurate such that the condition set forth in Section 7.2(a) would reasonably be expected to not be satisfied, (b) any breach of any covenant or obligation of the Company pursuant to this Agreement or any Company Ancillary Agreement such that the condition set forth in Section 7.2(b) would reasonably be expected to not be satisfied, (c) any Material Adverse Change in any of the Acquired Companies, or (d) any Material Adverse Effect on any of the Acquired Companies or cause any of the conditions set forth in Section 7.2 not to be satisfied; provided, however, that the delivery of any notice by the Company pursuant to this Section 5.1 shall not be deemed to amend or supplement the Company Disclosure Letter and shall not cure any breach of, or non-compliance with, any other provision of this Agreement or limit the right of Parent or any Indemnified Party to indemnification, compensation or reimbursement under Article 9, or any right of Parent to claim a failure of a condition to Closing set forth in Section 7.1 or 7.2, as applicable, with respect to any matters disclosed pursuant to this Section 5.1.
5.2    Maintenance of Business.
(j)    The Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts to carry on and preserve the Company Business and its business relationships with users, customers, advertisers, suppliers, employees and others with whom the Acquired Companies have contractual relations. If so requested by Parent, the Company shall, and shall cause the other Acquired Companies to, exercise commercially reasonable efforts to cooperate with Parent in facilitating the transition of such relationships to Parent upon the consummation of the Merger. If any of the Acquired Companies becomes aware of any material deterioration in the relationship with any director or vice-president level employee and above of any Acquired Company, it shall promptly bring such information to Parent’s attention in writing and, if requested by Parent, shall, or shall cause the other Acquired Companies to, use commercially reasonable efforts to attempt to restore the relationship. Such cooperation may include, with the consent of the Company, not to be unreasonably withheld, conditioned or delayed, joint customer calls.
(k)    The Acquired Companies shall pay all of its debts and Taxes when due.
(l)    The Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts to ensure that each Contract to which any of the Acquired Companies is a party that is entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger.
(m)    The Company shall, and shall cause the other Acquired Companies to, continue to collect accounts receivable and pay accounts payable with respect to the Company Business in the Ordinary Course of Business.
(n)    The Company shall, and shall cause the other Acquired Companies to (i) ensure that all necessary fees and filings with respect to any Registered Company Intellectual Property Rights are timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect, (ii) not act, or fail to act, in each case, in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any Company Intellectual Property Rights, other than (in the case of Proprietary Information owned by an Acquired Company) as a result of the Company’s reasonable business judgment to make such Proprietary Information publicly available in connection with the release of any new Company Offering or the filing of any application for a Patent and (iii) not otherwise assign, transfer, or dispose of any Company Intellectual Property Rights, except as permitted in subsection (ii) above.
(o)    The Company shall, and shall cause the other Acquired Companies to (i) ensure that all necessary fees and filings with respect to any Registered Company Intellectual Property Rights are timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect, (ii) not act, or fail to act, in each case, in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any Company Intellectual Property Rights, and (iii) not otherwise assign, transfer, or dispose of any Company Intellectual Property Rights.
(p)    No Acquired Company shall, without Parent’s prior written consent, accelerate the payment of any commissions, cash bonuses or other cash compensation (other than ordinary wages, salary or scheduled commissions) to any of its directors, officers, employees or consultants.
5.3    Conduct of Business. The Company shall, and shall cause the other Acquired Companies to, continue to conduct the Company Business in the Ordinary Course of Business and, notwithstanding the foregoing, the Company shall not, and shall cause the other Acquired Companies not to, without Parent’s prior written consent, or except as specifically set forth on Schedule 5.3 of the Company Disclosure Letter, take any action that, if taken after the Balance Sheet Date but before the execution of this Agreement, would be required to be disclosed in the Company Disclosure Letter pursuant to Section 3.11(a)(ii)-(xxiii). Parent acknowledges and agrees that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
5.4    Regulatory Approvals. The Company shall, and shall cause the other Acquired Companies to, promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or any Company Ancillary Agreement. The Company shall, and shall cause the other Acquired Companies to, make all filings required of it under the HSR Act with respect to the transactions contemplated hereby within three Business Days of the Agreement Date and shall comply as soon as reasonably practicable and to the extent necessary with any formal or informal request under the HSR Act or other antitrust Laws for additional information, documents or other materials received from the Federal Trade Commission, Department of Justice or any other Governmental Authority acting pursuant to its antitrust authority. The Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts to obtain, and to cooperate with Parent and Merger Sub to promptly obtain, all such authorizations, approvals and consents. The Company shall promptly inform Parent of any communication between any of the Acquired Companies and any Governmental Authority regarding any of the transactions contemplated hereby. If any of the Acquired Companies or any of their Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall, and shall cause the other Acquired Companies to, consult with and cooperate with Parent in advance of any such written or oral communication to any Governmental Authority. The Company shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts to resolve questions or objections, if any, of any Governmental Authority.
5.5    Approval of Company Stockholders.
(p)    Within 12 hours following the execution and delivery of this Agreement, the Company shall deliver a true, correct and complete executed copy of the Stockholder Consent, evidencing the adoption of this Agreement and approval of the Merger by the Stockholder Approval and the other matters set forth in such Stockholder Consent.
(q)    As soon as reasonably practicable, and in any event within five Business Days following the Agreement Date, the Company will prepare and cause to be delivered to the Company Stockholders an information statement (the “Information Statement”) in form and substance reasonably acceptable to Parent and its representatives, which shall (i) provide notice of the adoption of this Agreement to the Company Stockholders who have not executed the Stockholder Consent, pursuant to and in accordance with applicable provisions of the DGCL, and (ii) provide the requisite notice of appraisal rights under the DGCL. The Company will give Parent and its representatives reasonable opportunity to review and comment on the Information Statement (but in no event less than two Business Days) prior to the distribution of the Information Statement and the Company will consider in good faith any comments that Parent or its representatives have with respect to the Information Statement. The Company shall promptly inform Parent of the date on which the Information Statement was sent. Whenever any event occurs which should be set forth in an amendment or supplement to the Information Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in making any appropriate amendment or supplement to, and/or mailing to the Company Stockholders of, such amendment or supplement.
(r)    The board of directors of the Company shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement. The Information Statement and any other disclosure document distributed to the Company Stockholders in connection with the Merger shall include a statement to the effect that the board of directors of the Company has unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement. Neither the board of directors of the Company nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any inquiry, offer or proposal from any Person (other than Parent) for, regarding or concerning any Alternative Transaction (an “Acquisition Proposal”) other than the Merger, (ii) withdraw or modify or propose to withdraw or modify in a manner adverse to Parent or Merger Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby, (iii) approve, enter into, or permit or cause any of the Acquired Companies to enter into, any letter of intent, agreement in principle, acquisition agreement or other similar Contract or instrument related to any Acquisition Proposal, or (iv) resolve or announce its intention to do any of the foregoing.
(s)    In connection with the solicitation of written consents from the Company Stockholders, the Company shall furnish to Parent, as soon as practicable upon the delivery and effectiveness of the written consents, a schedule that sets forth (i) the name of each Company Stockholder who has executed and delivered a written consent to the Company, (ii) the number of shares of Company Common Stock and Company Preferred Stock owned of record by each such Company Stockholder, and (iii) the number of such shares with respect to which such written consent was delivered to the Company. Such schedule shall be updated on a regular basis by the Company as it receives additional written consents.
(t)    To the extent that any “disqualified individual” with respect to the Company or any of its Affiliates (within the meaning of Section 280G(c) of the Code and the regulations thereunder) would receive any payment or benefit that would reasonably be expected to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, the Company shall (i) no later than three Business Days prior to the Closing, solicit, and use commercially reasonable efforts to secure, from each such “disqualified individual” a waiver (the “Parachute Payment Waiver”) of such disqualified individual’s right to some or all of such payment or benefit (the “Waived 280G Benefits”) so that any remaining payment and/or benefit shall not be deemed to be “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), and (ii) no later than two Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (i), solicit, and use commercially reasonable efforts to secure, the approval of the Company Stockholders entitled to vote on such matters (along with adequate disclosure intended to satisfy the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. The Company shall provide drafts of any such waivers and disclosure and approval materials to Parent for its review and approval (which approval will not be unreasonably withheld, conditioned or delayed) no later than three Business Days prior to soliciting any such waivers and soliciting such approval. If any of the Waived 280G Benefits fail to be approved as contemplated above, such Waived 280G Benefits shall not be made or provided. To the extent applicable, prior to the Closing, the Company shall deliver to Parent evidence reasonably acceptable to Parent that a vote of the Company Stockholders was solicited in accordance with the foregoing provisions of this Section 5.5 and that either (A) the requisite number of votes of Company Stockholders was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (B) the 280G Approval was not obtained, and, as a result, no Waived 280G Benefits shall be made or provided.
5.6    Necessary Consents. The Company shall use commercially reasonable efforts to obtain prior to the Closing such consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, to enable the Surviving Corporation (or Parent) to carry on the Company Business as presently conducted immediately after the Effective Time, and to keep in effect and avoid the breach, violation of, termination of, or adverse change to, any Material Contract to which any of the Acquired Companies is party immediately following the Effective Time, including the consents, authorizations, notices and actions which are listed on Schedule 5.6.
5.7    Litigation. The Company shall notify Parent in writing promptly after acquiring Knowledge of any Action initiated by or against any of the Acquired Companies, or Known by any of the Acquired Companies to be pending or threatened against any of the Acquired Companies or any of their officers, directors, employees or stockholders in their capacity as such. The Company shall notify Parent in writing promptly after acquiring Knowledge of any written or unwritten claim by, or receiving any notice from, any Person (a) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (b) inviting any of the Acquired Companies to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business, in each case with respect to this subsection (b) only, in a manner either (i) relating to Patents or (ii) that reasonably implies infringement, misappropriation, misuse, dilution, violation, or unauthorized use thereof, (c) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (d) alleging any violation of any Person’s privacy, personal, statutory or confidentiality rights.
5.8    No Other Negotiations.
(a)    The Company shall not, and shall not authorize, encourage or permit any of its officers, directors, employees, stockholders, Affiliates, agents, advisors (including any attorneys, financial advisors, investment bankers or accountants) or other representatives (collectively, “Company Representatives”) to, directly or indirectly: (i) solicit, initiate, or knowingly encourage, facilitate or induce the making, submission or announcement of any Acquisition Proposal, (ii) furnish any nonpublic information regarding the Acquired Companies to any Person (other than Parent and its agents and advisors) in connection with or in response to any Acquisition Proposal (other than to respond to such Acquisition Proposal by indicating that the Company is subject to this Section 5.8), (iii) enter into, participate in, entertain, maintain or continue any discussions or negotiations with any Person (other than Parent and its agents and advisors) with respect to any Alternative Transaction (other than to respond to such Acquisition Proposal by indicating that the Company is subject to this Section 5.8), (iv) otherwise cooperate with, facilitate or encourage any effort or attempt by any Person (other than Parent and its agents and advisors) to effect any Alternative Transaction, (v) execute, enter into or become bound by any letter of intent, memorandum of understanding, other Contract or understanding between the Company and any Person (other than Parent) that is related to, provides for or concerns any Alternative Transaction, (vi) submit any Acquisition Proposal to the vote of any Company Securityholder or (vii) enter into any other transaction not in the Ordinary Course of Business, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger. If any Company Representative, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.8(a) to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached its obligations under this Section 5.8(a).
(b)    The Company shall notify Parent within 24 hours after receipt by any of the Acquired Companies (or, to the Knowledge of the Company, by any of the Company Representatives) of any Acquisition Proposal, or any other notice that any Person is considering making an Acquisition Proposal, or any request for nonpublic information relating to any of the Acquired Companies or for access to any of the properties, books or records of any of the Acquired Companies by any Person or Persons (other than Parent) in connection with a potential Alternative Transaction. Such notice shall describe (i) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (ii) the identity of the Person or Persons making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Parent fully informed of the status and details of any such Acquisition Proposal and any correspondence or communications related thereto and shall provide to Parent a correct and complete copy of such Acquisition Proposal and any amendments, correspondence and communications related thereto, if it is in writing, or a written summary of the material terms thereof, if it is not in writing. Acknowledging the provisions hereof prohibiting consideration by the Company of Alternative Transactions, the Company shall provide Parent with 48 hours’ prior notice (or such lesser prior notice as is provided to the members of the board of directors of the Company) of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to consider any Alternative Transaction. The Company shall, and shall cause its Subsidiaries and each Company Representative to, immediately cease and cause to be terminated any and all existing activities, discussions and negotiations with any Person conducted heretofore with respect to an Alternative Transaction.
5.9    Access to Information. The Company shall, and shall cause the other Acquired Companies to, provide Parent and its agents and advisors access at reasonable times and with reasonable prior notice and in accordance with Law to the files, books, records, Technology, Contracts, Governmental Permits, personnel and offices of the Acquired Companies, including any and all information relating to the Taxes, Contracts, Liabilities, financial condition and real, personal and intangible property of the Acquired Companies, subject to the terms of that certain Mutual Nondisclosure Agreement by and between the Company and Parent dated as of January 22, 2016 (the “Confidentiality Agreement”); provided, however, that the Company may withhold or restrict access to any information to the extent such disclosure of such information would reasonably be expected to violate any Law or result in the waiver of the Company’s attorney-client privilege (provided, that the Company and Parent shall work in good faith to develop alternative means by which to provide Parent such information in a manner that does not result in the loss of attorney-client privilege). The Company shall direct its accountants to cooperate with Parent and Parent’s agents and advisors in making available all financial information reasonably requested by Parent and its agents and advisors, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants. No review pursuant to this Section 5.9 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement. Notwithstanding anything to the contrary herein, Parent and Merger Sub shall not, and shall direct their respective officers, directors, employees, Affiliates and authorized representatives not to, contact customers, suppliers or employees of the Company regarding the transactions contemplated by this Agreement without the prior consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.
5.10    Satisfaction of Conditions Precedent. The Company shall, and shall cause the other Acquired Companies to, use reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Sections 7.1 and 7.2, and the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
5.11    Termination of Certain Company Benefit Arrangements.
(c)    The Company’s board of directors shall adopt resolutions terminating or cancelling the Company Benefit Arrangements and Foreign Benefit Plans set forth in Schedule 5.11 effective as of a date specified by Parent and provide evidence of such termination or cancellation reasonably acceptable to Parent.
(d)    Prior to the Closing, the Company shall use commercially reasonable efforts to cause each Specified Person to execute a release agreement in form and substance satisfactory to Parent (an “Equity Release Agreement”), releasing such Specified Person’s rights to receive such Specified Person’s ungranted options to purchase shares of Company Common Stock or other securities of the Company in exchange for a cash payment (the aggregate amount of all cash payments owed to Specified Persons pursuant to Equity Release Agreements being referred to as the “Aggregate Equity Release Amount”).
5.12    Repayment of Debt. As soon as practicable following the Agreement Date, the Company shall obtain (i)  bank pay-off letters, in form and substance reasonably acceptable to Parent, with respect to the Debt of the Acquired Companies set forth on Schedule 5.12 (the “Closing Pay-Off Debt”), which letters shall provide for the release of all Encumbrances relating to the Closing Pay-Off Debt following satisfaction of the terms contained in such pay-off letters (including any premiums above the principal amount of such Closing Pay-Off Debt or any fees payable in connection with such Closing Pay-Off Debt), (ii) permission to file a UCC-3 termination statement terminating the security interests of each Person holding a security interest in the assets of any of the Acquired Companies upon payment of the Closing Pay-Off Debt, (iii) forms of notices of termination for any account control agreements entered into in connection with the Closing Pay-Off Debt, (iv) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the Closing Pay-off Debt, and (v) forms of notices of termination for any landlord or bailee waivers executed in connection with the Closing Pay-Off Debt.
5.13    Notices to Company Securityholders and Employees.
(f)    The Company shall timely provide to the Company Securityholders all advance notices required to be given to such Company Securityholders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Charter Documents, the Company Stock Plan or other applicable Contracts and under Law.
(g)    The Acquired Companies shall give all notices and other information required to be given to the employees of the Acquired Companies, any collective bargaining unit representing any group of employees of any of the Acquired Companies, and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Laws in connection with the transactions contemplated by this Agreement or other applicable Contracts.
5.14    Closing Certificates. The Company shall prepare and deliver to Parent a draft Spreadsheet and the Closing Financials Certificate not later than three Business Days prior to the scheduled Closing Date. The Company shall provide to Parent copies of the documents or instruments evidencing the amounts set forth on any such drafts and the Company shall consider in good faith any comments or proposed changes to such documents and certificates that may be suggested by Parent in the period following delivery thereof but prior to the Closing.
5.15    Takeover Statutes. If any Takeover Statute or other anti-takeover regulation, charter provision or Contract is or shall become applicable to the Merger or the transactions contemplated hereby, the Company and the board of directors of the Company shall grant such approvals and take such actions as are necessary under such provision or Law so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise act to eliminate or minimize the effects of, such provision, Law or Contract.
5.16    Corporate Matters. The Company shall (a) prior to the Closing, pay all corporate franchise, foreign corporation and similar Taxes that are due and payable on or prior to the Closing Date, and (b) at the Closing, deliver to Parent the minute books containing the records of all proceedings, consents, actions and meetings of the board of directors of each of the Acquired Companies, committees of the board of directors of each of the Acquired Companies and the Company Stockholders and the stock ledgers, journals and other records reflecting all stock issuances and transfers.
5.17    Tail Policy. Prior to the Effective Time, the Company shall purchase tail insurance coverage for the Acquired Companies’ directors and officers in a form reasonably acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six years following the Effective Time with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time (the “Insurance Coverage”); provided that the full cost and all premiums associated with such Insurance Coverage are paid in a lump sum by the Company prior to or at the Closing and are included as a Transaction Fee.
5.18    Amendment of Certificate of Incorporation. The Company shall, prior to the Closing, amend, or cause to be amended, its Certificate of Incorporation by filing the form of amendment attached hereto as Exhibit H.
5.19    Intercompany Indebtedness. Prior to the Effective Time, the Company shall cause each of its Subsidiaries to eliminate all indebtedness (including interest, fees and penalties) owed by any such Subsidiary to the Company.
5.20    EMI Options.
(a)    The Company shall deliver an EMI Exercise Notice from each EMI Optionholder in respect of those Vested EMI Options (if any) that such EMI Optionholder wishes to exercise prior to the Closing, which notice of exercise shall include (i) an agreement (A) to sell immediately all the Company Common Stock acquired as a result of such exercise on the terms of this Agreement, (B) to place the Company in funds and to indemnify the Company in respect of all liability for all EMI Option Taxes, (C) that the exercise price of such Vested EMI Options, together with any amounts described in the preceding clause (B) that so arise, shall be authorized to be deducted from the consideration to be paid to such EMI Optionholders for the sale of the Company Common Stock acquired upon exercise of such Vested EMI Options and paid on behalf of the holder of such Vested EMI Options to the Company in full satisfaction of the liability to pay such amounts, (ii) a signed election under Section 431 of ITEPA disapplying all restrictions in relation to the Company Common Stock acquired as a result of the exercise of such EMI Options, and (iii) a signed and valid power of attorney reflecting such holder’s agreement for any of the actions contemplated in the preceding clauses (i) or (ii) to be carried out on his behalf by any officer of the Company or Parent.
(b)    The Company shall deliver an Unvested EMI Form of Instruction from each EMI Optionholder in respect of those Unvested EMI Options (if any) that such EMI Optionholder wishes to rollover into Parent EMI Options, which Form of Instruction shall include (i) an agreement that the Unvested EMI Options held by that Optionholder shall be exchanged for Parent EMI Options, (ii) an agreement between the EMI Optionholder and the Parent that the EMI Optionholder will enter into a joint election with the Company prior to exercise of the Parent EMI Options for such EMI Optionholder to assume the liability for any employer’s National Insurance contributions arising in respect of the exercise or settlement of such options, (iii) an agreement to place the Company in funds and to indemnify the Company in respect of any liability for income tax or other Taxes in respect of which the Company is liable to account to HMRC or any other Tax authority (including any income tax, primary class 1 (employees’) National Insurance contributions and secondary class 1 (employer’s) National Insurance contributions or other similar levies) which arise as a consequence of or in connection with the exchange of Unvested EMI Options for Parent EMI Options, or otherwise in respect of any such Parent EMI Options so granted (including the exercise of each such Parent EMI Option), and (iv) a signed and valid power of attorney reflecting such EMI Optionholder’s agreement for any of the actions contemplated in the preceding clauses (i) to (iii) to be carried out on his behalf by any officer of the Company or Parent.
(c)    The Company shall take all reasonable steps to obtain, prior to the Effective Time, a written clearance from HMRC of the value of the shares subject to Unvested EMI Options, and of the shares over which it is proposed to grant the Parent EMI Options.
ARTICLE 6
PARENT COVENANTS
Except as otherwise provided below, during the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 8, Parent covenants and agrees with the Company as follows:
6.1    Advise of Changes. Parent shall promptly advise the Company in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Parent or Merger Sub contained in Article 4 untrue or inaccurate such that the condition set forth in Section 7.3(a) could reasonably be expected to not be satisfied, or (b) any breach of any covenant or obligation of Parent or Merger Sub pursuant to this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement such that the condition set forth in Section 7.3(b) could reasonably be expected to not be satisfied.
6.2    Regulatory Approvals. Parent shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement. Parent shall make all filings required of it under the HSR Act with respect to the transactions contemplated hereby within three Business Days of the Agreement Date and to the extent necessary, respond as promptly as reasonably practicable to any formal or informal request under the HSR Act for additional information, documents or other materials received from the Federal Trade Commission, Department of Justice or any other Governmental Authority acting pursuant to its antitrust authority. Parent shall use commercially reasonable efforts to obtain all such authorizations, approvals and consents. Subject to applicable Laws and orders, Parent shall promptly inform the Company of any communication between Parent and any Governmental Authority regarding any of the transactions contemplated hereby. If Parent receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then Parent shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Parent shall consult in good faith and cooperate with the Company in advance of any such written or oral communication to any Governmental Authority. Parent shall, and shall cause the other Acquired Companies to, use commercially reasonable efforts to resolve questions or objections, if any, of any Governmental Authority. Notwithstanding anything in this Agreement to the contrary, if any Action is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, it is expressly understood and agreed that neither Parent nor any of its Subsidiaries or Affiliates shall be under any obligation to: (a) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, or (b) make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Subsidiaries or Affiliates (including the Surviving Corporation) or the Company, or the holding separate of shares of Company Capital Stock, or (ii) the imposition of any limitation on the ability of Parent or any of its Subsidiaries or Affiliates to freely conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of shares of Company Capital Stock.
6.3    Satisfaction of Conditions Precedent. Parent shall use reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Sections 7.1 and 7.3, and Parent shall use reasonable best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
6.4    Indemnification of Company Directors and Officers.
(u)    If the Merger is consummated, then until the sixth anniversary of the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Acquired Companies to their present and former directors and officers (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Acquired Companies in effect on the Agreement Date and identified on Schedule 6.4(a) and pursuant to the Charter Documents, as in effect on the Agreement Date (the “Company Indemnification Provisions”), in each case, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time which are asserted after the Effective Time. Any claims for indemnification made under this Section 6.4(a) on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof. However, the foregoing covenants under this Section 6.4(a) shall not apply to any claim based on a claim for which an Indemnified Party has been determined to be entitled to indemnification pursuant to Article 9.
(v)    Parent shall maintain (or cause the Surviving Corporation to maintain) the Insurance Coverage in full force and effect, and continue to honor the obligations thereunder during the term thereof; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay any additional amounts following the Closing with respect to such Insurance Coverage, including any additional amounts to maintain such Insurance Coverage.
(w)    This Section 6.4 shall survive the consummation of the Merger, is intended to benefit each Company Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Company Indemnified Parties (each of whom is an intended third party beneficiary of this Section 6.4); provided, however, that recourse shall first be against the Insurance Coverage until it is exhausted before recovery against Parent under the Company Indemnification Provisions may take place.
(x)    In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made (if necessary) so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.4.
6.5    Continuation of Certain Company Benefit Arrangements.
(a)    During the period commencing on the Closing Date and ending on December 31, 2016, Parent shall, or shall cause the Surviving Corporation to, provide each Company Continuing Employee with: (i) annual base salary or hourly wages which are no less than the annual base salary or hourly wages provided by the Company immediately prior to the Closing Date, (ii) annual target bonus opportunities which are no less than the annual target bonus opportunities provided by the Company immediately prior to the Closing Date, and (iii) employee benefits (excluding equity incentive awards) that are no less favorable in the aggregate than those provided by Parent to similarly situated employees in similar locations of Parent.
(b)    With respect to any employee benefit plan of Parent in which any Company Continuing Employees will participate effective as of the Closing Date (collectively, “Parent Benefit Plans”), Parent shall, or shall cause its Affiliates (including the Surviving Corporation) to, recognize all service of the Company Continuing Employees with the Acquired Companies as if such service were with Parent or its Affiliates for purposes of vesting and eligibility to participate in any Parent Benefit Plan; provided that the foregoing shall not apply (i) to the extent that its application would result in a duplication of benefits, (ii) to the extent prior service is not credited to employees of Parent under such plans, (iii) for purposes of any equity-based plans or (iv) with respect to benefit accrual under qualified and nonqualified defined benefit pension plans. In addition, with respect to each Parent Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its Affiliates shall (A) use commercially reasonable efforts to cause to be waived any pre-existing condition exclusion or waiting periods that apply to the Company Continuing Employees, unless such conditions would not have been waived under the comparable plans of the Company and its Affiliates and (B) provide each Company Continuing Employee and his or her covered dependents with credit for any eligible expenses incurred under any Company Employee Plan for purposes of satisfying the co-payment, deductible and maximum out-of-pocket requirements applicable to such Company Continuing Employee and his or her covered dependents as if such amounts had been paid in accordance with the corresponding Parent Benefit Plans.
(c)    The provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no employee of any of the Acquired Companies shall be regarded for any purpose as a third-party beneficiary of this Agreement and no provision of this Section 6.5 shall create such rights in any such persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, its Affiliates, any Acquired Company or the Surviving Corporation to terminate the employment or service of any Person at any time and for any reason, or (ii) require Parent, its Affiliates, any Acquired Company or the Surviving Corporation to continue any Company Benefit Arrangement or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time, or (iii) be treated as establishing or amending any employee benefit plan or arrangement of Parent, any Acquired Company or any of their respective Affiliates.
ARTICLE 7
CONDITIONS TO CLOSING OF MERGER
7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:
(a)    Governmental Approvals. Other than the filing of the Certificate of Merger in accordance with the terms of Section 2.6, all permits, authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority as may be required to consummate the Merger shall have been filed, occurred or been obtained.
(b)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory action, restraint or prohibition preventing or challenging the consummation of the Merger or limiting or restricting the conduct or operation of the Company Business by Parent or the Surviving Corporation after the Merger in any material respect shall have been issued, nor shall any Action brought by a domestic administrative agency or commission or other domestic Governmental Authority, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.
(c)    Stockholder Approval. The Stockholder Approval shall have been obtained and such approval shall remain in full force and effect.
7.2    Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Parent and Merger Sub, to the extent permitted by Law:
(f)    Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), each of the representations and warranties of the Company that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and each of the representations and warranties of the Company that are not so qualified shall be true and correct in all material respects; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
(g)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
(h)    No Material Adverse Effect. From and after the Agreement Date, there shall not have occurred and be continuing any Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
(i)    Dissenting Stockholders. Holders of no more than five percent (5%) of the issued and outstanding Company Capital Stock (on an as-converted to Company Common Stock basis) as of immediately prior to the Effective Time shall have elected to exercise appraisal or similar rights under Law with respect to such shares by virtue of the Merger.
(j)    Escrow Agreement. The Representative shall have executed and delivered to Parent the Escrow Agreement.
(k)    Employment Matters.
(xiii)    (A) Each of the Required Employees shall have executed and delivered an Offer Letter, an Employee Covenants Agreement and an Arbitration Agreement to Parent and such Offer Letters, Employee Covenants Agreements and Arbitration Agreements shall remain in full force and effect (other than as a result of any termination by Parent and other than due to death or disability; and (B) at least seven of the nine individuals identified on Schedule 7.2(f)(i) shall have executed and delivered an Offer Letter, an Employee Covenants Agreement and an Arbitration Agreement to Parent and such Offer Letters, Employee Covenants Agreements and Arbitration Agreements shall remain in full force and effect (provided that any such individuals who is unable to execute or deliver such Offer Letter, Employee Covenants Agreement and Arbitration Agreements or commence employment due to termination by Parent or due to death or disability shall be deemed to have executed and delivered such Offer Letter and be deemed to be able to commence employment).
(xiv)    (A) No Required Employee shall have, and (B) at least seven of the nine individuals identified on Schedule 7.2(f)(i) to whom Parent makes offers of employment shall not have repudiated or purported to revoke his or her acceptance of his or her Offer Letter.
(xv)    (A) Each Required Employee, and (B) at least seven of the nine individuals identified on Schedule 7.2(f)(i) shall be available to commence employment on the date stated in his or her Offer Letter (including, for the avoidance of doubt, under all applicable immigration and other Laws) other than due to death or disability.
(xvi)    The employment of any employee of any Acquired Company that (A) has not received an Offer Letter for the continued employment of such individual by Parent (or an Affiliate of Parent) or the Surviving Corporation following the Effective Time, or (B) has not accepted the offer of employment contained in an Offer Letter, in each case, shall have been terminated in accordance with Law, effective no later than immediately prior to the Effective Time. For the avoidance of doubt, any severance that becomes payable as a result of such terminations shall be deemed to be a Closing Employee Payment.
(l)    Consents. Parent shall have received duly executed copies of all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth in Schedule 7.2(g).
(m)    Termination, Modification or Satisfaction of Company Stockholder Agreements and Rights. Each of the agreements identified on Schedule 7.2(h) shall have been terminated, effective as of the Effective Time, in accordance with their respective terms, and the parties to the agreements identified on such Schedule 7.2(h) shall have waived all of their respective rights thereunder, effective as of, and contingent upon, the Effective Time.
(n)    Resignations of Directors and Officers; Releases. Each of the persons holding the positions of a director or officer of each of the Acquired Companies, in office immediately prior to the Effective Time, shall have executed and delivered to Parent a resignation letter in the form attached hereto as Exhibit I.
(o)    Closing Financials Certificate. Parent shall have received the Closing Financials Certificate from the Company, provided, however, that such receipt shall not be deemed to be an agreement by Parent that the Closing Financials Certificate is accurate and shall not affect, in any manner whatsoever, any Indemnified Party’s right to indemnification, compensation or reimbursement pursuant to Section 9.2 if the Closing Financials Certificate is not accurate.
(p)    Spreadsheet. Parent shall have received the Spreadsheet from the Company, certified as such by the chief executive officer of the Company; provided, however, that such receipt shall not be deemed to be an agreement by Parent that the Spreadsheet is accurate and shall not affect, in any manner whatsoever, any Indemnified Party’s right to indemnification, compensation or reimbursement pursuant to Section 9.2 if the Spreadsheet is not accurate.
(q)    Good Standing Certificates. Parent shall have received a certificate of good standing from the Office of the Secretary of State of the State of Delaware and each other state or jurisdiction in which the Company is qualified to do business as a foreign corporation certifying, as of a date no more than 5 Business Days prior to the Closing Date, that the Company is in good standing and that all applicable Taxes and fees of the Company through such certification date have been paid.
(r)    Secretary’s Certificate. Parent shall have received a certificate dated as of the Closing Date, signed by the secretary of the Company, certifying as to (i) an attached copy of the Company’s bylaws and stating that the Company’s bylaws have not been amended, modified, revoked or rescinded, (ii) an attached copy of the Certificate of Incorporation and stating that the Certificate of Incorporation has not been amended, modified, revoked or rescinded, (iii) an attached copy of the resolutions of the board of directors of the Company authorizing and approving the execution, delivery and performance of, and the consummation of this Agreement and the Company Ancillary Agreements and the consummation of the transactions contemplated by this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded, and (iv) the names and signatures of the officers of the Company authorized to sign this Agreement, the Company Ancillary Agreements and the other documents to be delivered hereunder and thereunder.
(s)    Termination of Company Benefit Arrangements. The Company shall have terminated or cancelled the Company Benefit Arrangements set forth in Schedule 5.11 (if any), effective as of the date specified by Parent.
(t)    Section 280G Approval. The Waived 280G Benefits shall have been subject to a vote by the Company Stockholders as required by Section 5.5, and each “disqualified individual” with respect to the Company or any of its Affiliates (within the meaning of Section 280G(c) of the Code and the regulations thereunder) shall have agreed pursuant to the terms of the Parachute Payment Waiver, to, and shall, forfeit any payments that would be non-deductible if the stockholder approval described in Section 5.5 is not obtained.
(u)    Pay-Off Letters.
(i)    Parent shall have received written acknowledgments pursuant to which the Acquired Companies’ outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any fee, compensation or reimbursement from any of the Acquired Companies, in connection with this Agreement or any of the transactions contemplated by this Agreement, acknowledges: (i) the total amount of fees, costs and expenses of any nature that is or will become payable to such Person in connection with this Agreement and/or the transactions contemplated by this Agreement, and (ii) that, upon receipt of the amount referred to in clause (i) above, it has been paid in full and is not (and will not be) owed any other amount by any Acquired Company with respect to this Agreement or the transactions contemplated by this Agreement.
(ii)    Parent shall have received a copy of (A) a pay-off letter in respect of the SVB Loan and Security Agreement, executed and delivered by SVB to the Company, in form and substance reasonably satisfactory to Parent, (B) a permission to file a UCC-3 termination statement terminating the security interests in the assets of the Company granted to SVB pursuant to the SVB Loan and Security Agreement, (C) forms of notices of termination for any account control agreements entered into in connection with the SVB Loan and Security Agreement, (D) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office and (E) forms of notices of termination for any landlord or bailee waivers executed in connection with the SVB Loan and Security Agreement.
(v)    FIRPTA. Parent shall have received a properly executed statement, issued by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) dated no more than 30 days prior to the Closing Date and signed by an officer of the Company, and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company, including shares of Company Capital Stock, do not constitute “United States real property interests” under Section 897(c) of the Code and the Company shall have provided notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(w)    Support Agreements. The holders of at least 95% of the outstanding Company Capital Stock as of the Agreement Date shall have executed and delivered to Parent a Support Agreement.
(x)    Investment Representation Letter. The holders of at least 95% of the outstanding Company Capital Stock as of the Agreement Date shall have executed and delivered to Parent an Investment Representation Letter representing that such holders are Accredited Investors.
(y)    Delivery of Notices. Parent shall have received reasonably satisfactory evidence of timely delivery by the Company of all notices and related information required to be delivered to Company Optionholders as required pursuant to the Company Stock Plan or any applicable stock option or award, in order to effect the transactions contemplated by this Agreement and the Company Ancillary Agreements.
(z)    Termination of Agreements. The agreements set forth on Schedule 7.2(u) shall have been terminated to the satisfaction of Parent.
(aa)    Equity Release Agreements. The Specified Persons who have been allocated at least 75% of the Promised Options shall have executed and delivered to the Company an Equity Release Agreement.
(bb)    Audited Financial Statements. (A) The Company shall have delivered to Parent true, correct and complete copies of (1) the Company’s audited consolidated balance sheet dated as of December 31, 2015 and (2) the Company’s audited consolidated statements of total comprehensive income, stockholders’ equity and cash flow for the year ended December 31, 2015 (the items in clauses (1) and (2), the “2015 Audited Financial Statements”), together with an unqualified audit letter of Grant Thornton and (B) the 2015 Audited Financial Statements shall not differ in an material respects from the 2015 Unaudited Financial Statements.
(cc)    Opinion of Company’s Counsel. Parent shall have received a true, correct and complete copy of an opinion dated the Closing Date of Taylor Wessing LLP, counsel to the Company, as to the enterprise management incentive options issued by the Acquired Companies, in the form attached hereto as Exhibit J.
(dd)    Healy Promissory Note. The Company shall have delivered to Parent evidence satisfactory to Parent that the Healy Promissory Note has been repaid in full.
7.3    Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by the Company, to the extent permitted by Law:
(y)    Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), each of the representations and warranties of Parent and Merger Sub that are qualified by materiality or material adverse effect shall be true and correct in all respects, and each of the representations and warranties of Parent and Merger Sub that are not so qualified shall be true and correct in all material respects, and the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.
(z)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.
(aa)    Escrow Agreement. The Escrow Agreement shall have been executed and delivered by Parent and the Escrow Agent and such Escrow Agreement shall remain in full force and effect (other than as a result of any termination by Parent).
(bb)    No Parent Material Adverse Effect. From and after the Agreement Date, there shall not have occurred and be continuing any Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to such effect
ARTICLE 8
TERMINATION OF AGREEMENT
8.1    Termination by Mutual Consent. This Agreement may be terminated and the Merger contemplated hereby may be abandoned, notwithstanding any Stockholder Consent, at any time prior to the Effective Time by the mutual written consent of Parent and the Company.
8.2    Unilateral Termination.
(cc)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a final judgment or taken any action (and the final appeal of such judgment or action has been denied) having the effect of permanently restraining or enjoining or otherwise prohibiting the Merger.
(dd)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if the Merger shall not have been consummated by 11:59 p.m. Eastern time on July 5, 2016 if the conditions to the terminating party’s obligations to Closing under Article 7 have not been satisfied by the other party or waived by the terminating party by such date other than conditions pertaining to covenants to be performed as part of effectuating the Closing; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party whose breach of a representation or warranty or covenant made under this Agreement by such party proximately caused the failure of any condition set forth in Article 7 to be fulfilled or satisfied on or before such date.
(ee)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement at any time prior to the Effective Time if the other has committed a breach of (i) any of its representations or warranties under Article 3 or Article 4, as applicable, or (ii) any of its covenants under Article 5 or Article 6, as applicable, and (A) has not cured such breach within 15 Business Days after the party seeking to terminate this Agreement has given the other party written notice of such breach and its intention to terminate this Agreement pursuant to this Section 8.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (B) if not cured on or prior to the Closing Date, such breach would result in the failure of any of the conditions set forth in Article 7 to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 8.2(c) shall not be available to a party if such party is at that time in material breach of this Agreement.
(ff)    Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if the Stockholder Consent, executed by Company Stockholders that represent the Stockholder Approval, is not delivered to Parent within 12 hours after the execution of this Agreement by Parent, Merger Sub, the Company and the Representative.
8.3    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.2, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of this Section 8.3 and Article 11 shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from Liability in connection with any fraud, knowing and willful breach or intentional misrepresentation in connection with this Agreement.
ARTICLE 9
SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES,
CONTINUING COVENANTS
9.1    Survival. If the Merger is consummated, the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter and the certificates of the Company delivered pursuant to Section 7.2, shall survive the Effective Time and remain in full force and effect until the date that is 18 months after the Closing Date; provided, however, that: (a) the Specified Representations will remain operative and in full force and effect until the 30th day following the expiration of the statute of limitations applicable to the subject matter of such representation (or, if there is no statute of limitations applicable to the subject matter of such representation, until the Expiration Date), (b) no right to indemnification, compensation or reimbursement pursuant to this Article 9 in respect of any claim based upon any failure of a representation or warranty to be true and correct that is set forth in a Notice of Claim delivered in accordance with Section 9.4 prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty, and (c) such expiration shall not affect the rights of any Indemnified Party, under this Article 9 or otherwise, to seek recovery of Damages arising out of any fraud, knowing and willful breach or intentional misrepresentation until the 30th day following the expiration of the statute of limitations applicable to such fraud, knowing and willful breach or intentional misrepresentation. The representations and warranties of Parent and Merger Sub contained in this Agreement and the certificates to be delivered pursuant to Section 7.3 shall survive the Effective Time and remain in full force and effect until the 30th day following the payment, if any, of the Variable Payout Amount pursuant to Section 2.12; provided, however, that such representations and warranties shall terminate immediately upon a final determination pursuant to Section 2.12 that the Variable Payout Amount is zero. All covenants of the parties (including the covenants set forth in Article 5 and Article 6) shall remain operative and in full force and effect in accordance with their terms or until fully performed provided, however, that no right to indemnification, compensation or reimbursement pursuant to this Article 9 in respect of any claim based upon any breach of a covenant set forth in a Notice of Claim delivered in accordance with Section 9.4 prior to the applicable expiration date of such covenant shall be affected by the expiration of such covenant. It is the express intent of the parties hereto that (i) if the applicable survival period as contemplated by this Section 9.1 for an item is shorter than the statute of limitations that would otherwise have been applicable to such item then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated herein, and (ii) notwithstanding anything to the contrary, Section 8106(c) of the DGCL does not apply.
9.2    Company Agreement to Indemnify. Each Company Stockholder and the Indemnifying Optionholders (each, an “Indemnifying Party” and collectively, the “Indemnifying Parties”) shall severally (based on each such Indemnifying Party’s Pro Rata Share), and not jointly, indemnify and hold harmless each of Parent, the Surviving Corporation and their respective Affiliates, officers and directors (each hereinafter referred to individually as an “Indemnified Party” and collectively as the “Indemnified Parties”) from and against, and shall compensate and reimburse each of them for, any and all losses, reductions in value (where determined to be an appropriate measure of damages), costs, damages, lost profits (where determined to be an appropriate measure of damages), liabilities, interest and expenses (including reasonable, out-of-pocket attorneys’ fees, other professionals’ and experts’ fees and court costs incurred in connection with investigating, defending against or settling in accordance with this Article 9 any of the foregoing) (hereinafter collectively referred to as “Damages”) incurred by an Indemnified Party, directly or indirectly, to the extent arising out of or resulting from:
(d)    any failure of any representation or warranty made by the Company in this Agreement or in the Company Disclosure Letter, to be true and correct as of the Agreement Date or as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the Agreement Date, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates, in which case as though made as of such specific date or dates) and any failure of any certification to be made by the Company pursuant to Section 7.2(a) to be true and correct as of the date such certificate shall be delivered to Parent (this Section 9.2(a), and any Third-Party Claim to the extent arising out of or resulting from this Section 9.2(a), the “Company Representation Indemnities”);
(e)    any breach of, or default in connection with, any of the covenants of or agreements made by the Company in this Agreement and any failure of any certification to be made by the Company pursuant to Section 7.2(b) to be true and correct as of the date such certificate shall be delivered to Parent;
(f)    any inaccuracies in the Spreadsheet (other than the calculation of the Average Trading Price) or errors in the calculation of the Closing Debt Amount or the Unpaid Transaction Fees (including the Closing Employee Payments) or any failure of any certification to be made by the Company pursuant to Section 7.2(j) to be true and correct as of the date such certificate shall be delivered to Parent;
(g)    any claim asserted by any current, former or alleged securityholder (including any holder of options) of any Acquired Company (whether against any Acquired Company, Parent, any Affiliate of the Company or Parent, or any officer, director, employee or authorized representative of any of the foregoing) (i) relating to this Agreement (including any payments made pursuant to Section 2.12) or the Merger, (ii) alleging any ownership of or interest in any shares or other securities of any Acquired Company that is not specifically disclosed in the Spreadsheet or (iii) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 3.4, in Schedule 3.4 of the Company Disclosure Letter or in the Spreadsheet;
(h)    the exercise by any Company Stockholder of appraisal rights under Section 262 of the DGCL, including any payment made with respect to any Dissenting Share to the extent that such payment exceeds the value of the amount that otherwise would have been payable pursuant to Article 2 upon the exchange of such Dissenting Share;
(i)    any Indemnified Taxes;
(j)    any matter referred to in Schedule 9.2(g);
(k)    any Third-Party Claim relating to any of the items referred to in clauses (b) through (g) above;
(l)    any fraud, intentional misrepresentation or knowing and willful breach on the part of any Acquired Company or Company Representative in connection with the representations, warranties and covenants contained in this Agreement; and
(m)    any claims by any Company Indemnified Party pursuant to the Company Indemnification Provisions that are not otherwise covered by the Insurance Coverage.
9.3    Limitations.
(a)    In the case of a claim with respect to any of the Company Representation Indemnities, each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom up to an amount equal to the Escrow Amount and recovery from the Escrow Fund shall be the sole and exclusive remedy under this Agreement for any such claim for indemnification, compensation or reimbursement, except in the case of (i) the indemnification provided under Section 9.2(i), or (ii) any failure of any of the Specified Representations to be true and correct as set forth in Section 9.2(a).
(b)    In the case of (i) any failure of any of the Specified Representations to be true and correct as set forth in Section 9.2(a), (ii) any claim for indemnification, compensation or reimbursement made pursuant to clauses (b) through (f), (i) and (j) of Section 9.2 and (iii) any claim for indemnification, compensation or reimbursement made pursuant to clause (h) of Section 9.2 arising out of an alleged breach of any Specified Representation or the matters described in clauses (b) through (f), (i) and (j) of Section 9.2, each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom up to an amount equal to (i) the aggregate amount of cash paid to such Indemnifying Party pursuant to Article 2 (including, for the avoidance of doubt, any cash retained by Parent pursuant to the terms of any Management Holder’s Support Agreement), inclusive of contributions to the Escrow Fund, plus (ii) (A) the aggregate number of shares of Parent Common Stock (if any) paid to such Indemnifying Party pursuant to Article 2 (including, for the avoidance of doubt, any shares of Parent Common Stock retained by Parent pursuant to the terms of any Management Holder’s Support Agreement), inclusive of contributions to the Escrow Fund, multiplied by (B) the Average Trading Price). In the case of (1) any claim for indemnification, compensation or reimbursement made pursuant to clause (g) of Section 9.2 and (2) any claim for indemnification, compensation or reimbursement made pursuant to clause (h) of Section 9.2 arising out of an alleged breach of the matters described in clause (g) of Section 9.2, each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom up to an amount equal to the amount set forth on Schedule 9.2(g).
(c)    Except pursuant to the indemnification provided under Section 9.2(i), no Indemnifying Party shall be liable to any Indemnified Party for any fraud, intentional misrepresentation or knowing and willful breach by any other Person. Notwithstanding anything herein to the contrary, there shall be no maximum liability for any Indemnifying Party who committed or was complicit in committing fraud or made any intentional misrepresentation in connection with this Agreement or the transactions contemplated by this Agreement or knowingly and willfully breached this Agreement.
(d)    Notwithstanding anything to the contrary contained herein, except for any claims of fraud, intentional misrepresentation or knowing and willful breach that are asserted against the Person who allegedly committed such fraud, intentional misrepresentation or knowing and willful breach, the Indemnified Party shall be required to first seek recourse to the Escrow Fund for all indemnifiable Damages prior to seeking further indemnification recourse directly against the Indemnifying Parties. For Damages that are outside of the Escrow Fund (i) from the Closing Date until the date that is 6 months after the Closing Date, each Indemnifying Party shall have the right, at its election, to settle any such Damages for which the Indemnifying Party is responsible in cash or shares of Parent Common Stock received in connection with the Merger (which shares shall be valued at the Average Trading Price), and (ii) following the date that is 6 months after the Closing Date, each Indemnifying Party shall be required to settle any such Damages for which the Indemnifying Party is responsible in cash.
(e)    No Indemnified Party may receive any portion of the Escrow Fund in respect of any claim for indemnification, compensation or reimbursement that is made pursuant to the Company Representation Indemnities (in each case except for any claims (i) with respect to any Specified Representations or (ii) which involve fraud, knowing and willful breach or intentional misrepresentation), unless and until Damages in the aggregate under all claims that have been incurred or paid exceed $750,000 (the “Basket”), in which case the Indemnified Parties may make claims for indemnification, compensation or reimbursement for all Damages, including the amount of the Basket. In determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date, but not in determining whether a breach of a representation or warranty has occurred, any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty shall be disregarded.
(f)    Notwithstanding anything herein to the contrary, for purposes of calculating or determining the amount of Damages incurred under Section 9.2, there shall be deducted from any Damages an amount equal to the amount of any proceeds actually received by any Indemnified Party from any third-party insurer or third party contractual indemnification or contribution provisions in connection with such Damages (after giving effect to any deductible or retention or increase in premium associated therewith to the extent paid or payable and net of any costs, Taxes and expenses of recovery or collection thereof); provided, however, that none of the Indemnified Parties shall have any obligation to (i) seek recovery against any insurance policies or to enforce such third party contractual indemnification or contribution provisions, or (ii) obtain insurance coverage or other third party protection with respect to any particular matter; provided, further, that in the event the Indemnified Parties first recover against the Escrow Fund or the Indemnifying Parties directly for any particular Damages and thereafter recover for the same Damages pursuant to any existing insurance policies and/or contractual indemnification or contribution provisions, then the amount recovered pursuant to such existing insurance policies and/or contractual indemnification or contribution provisions (up to the amount first recovered by the Indemnified Parties) shall promptly be paid to the Indemnifying Parties by Parent.
(g)    No Indemnified Party shall be entitled to double recovery for any adjustments to the Merger Consideration provided for hereunder or for any indemnifiable Damages even though such Damages may have resulted from the breach of more than one of the representations, warranties, agreements and covenants in this Agreement. No Indemnified Party shall be entitled to indemnification under this Agreement in respect of any Damages to the extent such Damages were taken into account in the calculation of, and reduced the value of (i) the Final Adjusted Transaction Value, including the calculation of the Closing Debt Amount, the amount of Transaction Fees (including the Closing Employee Payments) and (ii) the Closing Working Capital Amount.
(h)    Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will any party be liable to the other for any punitive, speculative or remote damages or any damages that are not the reasonably foreseeable consequence of any breach or inaccuracy contained in this Agreement, the Company Disclosure Letter, or any certificate, document or agreement contemplated by or required to be delivered pursuant to this Agreement (except, in the case of punitive damages, to the extent such punitive damages are awarded to a third party pursuant to a Third-Party Claim).
(i)    The rights to indemnification, compensation or reimbursement set forth in this Agreement based on the representations, warranties, covenants, agreements and obligations set forth herein shall not be affected by any investigation conducted by Parent, or any knowledge acquired (or capable of being acquired) at any time (whether before or after the Agreement Date or the Closing Date), with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, agreement or obligation.
(j)    The parties acknowledge the applicability of the common law duty to mitigate Damages.
9.4    Notice of Claim.
(c)    As used herein, the term “Claim” means a claim for indemnification, compensation or reimbursement of an Indemnified Party for Damages under this Article 9.
(d)    Parent, on behalf of itself or an Indemnified Party, shall give written notice of a Claim that complies with the requirements of Section 9.6 and is executed by Parent (a “Notice of Claim”) to the Representative reasonably promptly after such Indemnified Party becomes aware of the existence of any potential claim for indemnification, compensation or reimbursement under this Article 9, arising from or relating to:
(i)    any matter specified in Section 9.2; or
(ii)    the assertion, whether orally or in writing, against any Indemnified Party of an Action brought by a third party against such Indemnified Party that is based on, arises out of, or relates to subject matter that, if determined adversely to such Indemnified Party (regardless of the eventual outcome of such Action), could result in a Claim (in each such case, a “Third-Party Claim”).
(e)    No delay on the part of an Indemnified Party in giving the Representative a Notice of Claim (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) shall relieve the Representative or any Indemnifying Party from any of their respective obligations under this Article 9 unless (and then only to the extent that) the Representative or the Indemnifying Parties are materially prejudiced thereby in terms of the amount of Damages for which the Indemnifying Parties are obligated to indemnify the Indemnified Party.
9.5    Defense of Third-Party Claims.
(n)    Parent or its Subsidiaries shall determine and conduct the investigation, defense or settlement of any Third-Party Claim, and the costs and expenses incurred or paid by the Indemnified Party in connection with such investigation, defense or settlement (including reasonable, out-of-pocket attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court or arbitration costs) shall be included in the Damages for which the Indemnified Party may seek indemnification, compensation or reimbursement pursuant to a Claim made by any Indemnified Party hereunder, regardless of the resolution of such Third-Party Claim and whether it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter for which indemnity is otherwise provided pursuant to Section 9.2; provided, that the foregoing shall be subject to Section 9.2 and Section 9.3.
(o)    The Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by the Representative does not affect any privilege relating to the Indemnified Party and the Indemnified Party shall provide the Representative the opportunity to consult with and participate in, but, except as set forth in Section 10.3, not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim, all at the sole expense of the Representative (on behalf of the Indemnifying Parties).
(p)    Notwithstanding Section 9.2(h) or anything else to the contrary contained herein, no settlement of any such Third-Party Claim with any third party claimant shall be determinative of the existence or amount of Damages relating to such matter, except with the consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Representative shall have objected within 30 days after written request for such consent by the Indemnified Party; provided that, for the sake of clarity, it is understood and agreed that the Representative (on behalf of the Indemnifying Stockholders) will have the right to contest or dispute any such settlement entered into without the consent of the Representative on the basis that it was not reasonably entered into.
9.6    Contents of Notice of Claim. Each Notice of Claim by an Indemnified Party given pursuant to Section 9.4 shall contain the following information: (a) that such Indemnified Party has directly or indirectly incurred or paid or, in good faith, believes it shall have to directly or indirectly incur or pay, Damages in an aggregate stated amount arising from such Claim (which amount may be a good faith estimated amount or may be the amount of Damages claimed by a third party in a Third-Party Claim); and (b) a brief description, in reasonable detail (to the extent reasonably available to such Indemnified Party), of the facts, circumstances or events giving rise to the alleged Damages based on such Indemnified Party’s good faith belief thereof, including, to the extent reasonably available to such Indemnified Party: (i) the identity and address of any third-party claimant, (ii) copies of any formal demand or complaint and (iii) the specific nature of the breach to which such item is related; provided, however, that the Notice of Claim may be updated and amended from time to time by the Indemnified Party in good faith by delivering an updated or amended Notice of Claim to the Representative, so long as the delivery of the original Notice of Claim is made within the applicable claims period and such update or amendment only asserts bases for liability arising out of or resulting from the same facts and circumstances specifically set forth in such original Notice of Claim; provided, further, that all Claims for Damages properly set forth in the original Notice of Claim or any permitted update or amendment thereto shall remain outstanding until such Claims for Damages have been finally resolved or satisfied, notwithstanding the expiration of such claims period.
9.7    Resolution of Notice of Claim.
(e)    Each Notice of Claim given by an Indemnified Party shall be resolved as follows:
(i)    Uncontested Claims. If, within 45 days after a Notice of Claim is received by the Representative, the Representative does not contest such Notice of Claim in writing to the Indemnified Party as provided in Section 9.7(a)(ii), the Representative shall be conclusively deemed to have consented, on behalf of all Indemnifying Parties, to the recovery by the Indemnified Party of the full amount of Damages (subject to the limitations contained in this Article 9) specified in the Notice of Claim in accordance with this Article 9, including the forfeiture of all or a portion of the Escrow Fund, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Parties for such amount in any court having jurisdiction over the matter where venue is proper.
(ii)    Contested Claims. If the Representative gives the Indemnified Party written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 45-day period specified in Section 9.7(a)(i), then such Contested Claim shall be resolved by either (A) a written settlement agreement executed by Parent and the Representative (a copy of which shall be furnished to the Escrow Agent if the Claim involves recovery against the Escrow Fund) or (B) in the absence of such a written settlement agreement within 45 days following receipt by the Indemnified Party of the written notice from the Representative, by binding litigation between Parent and the Representative in accordance with the terms and provisions of Section 9.7(b).
(f)    Litigation of Contested Claims. Either Parent or the Representative may bring suit in the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware to resolve a Contested Claim. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.
(g)    Payment of Claims. If any amount is determined, agreed or deemed agreed to be owed to any Indemnified Person in accordance with this Section 9.7, then (i) within three Business Days following the date such amount is determined, agreed or deemed agreed to be owed, Parent and the Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release such amount to the Indemnified Party from the Escrow Fund (to the extent of the Escrow Fund), it being understood that for purposes of this Section 9.7(c), any share of Parent Common Stock that is released to the Indemnified Party in satisfaction of an Indemnifying Party’s obligations hereunder shall be valued at the Average Trading Price, and (ii) if the amount remaining in the Escrow Fund is insufficient to cover the full amount that is determined, agreed or deemed agreed to be owed to such Indemnified Party, then, subject to the limitations contained in Section 9.3, the Indemnified Party shall send notice to the Representative within 10 days following the date such amount is determined, agreed or deemed agreed to be owed, and each Indemnifying Party shall thereafter promptly pay such Indemnifying Party’s Pro Rata Share of the amount of such shortfall to such Indemnified Party.
9.8    Release of Remaining Escrow Fund. As soon as reasonably practicable following the Escrow Release Date (but not more than three Business Days therefrom), Parent and the Representative shall instruct the Escrow Agent, subject to Section 9.9, to deliver to the Exchange Agent for further distribution to each Indemnifying Party, with respect to each share of Company Capital Stock held by such Person, an amount equal to (i) the Specified Fraction with respect to such share of Company Capital Stock, multiplied by (ii) all of funds in the Escrow Fund (if any) in excess of any amounts in the Escrow Fund that are reasonably necessary (such amount, the “Held Back Amount”) to satisfy all unresolved, unsatisfied or disputed Claims for Damages specified in any Notice of Claim delivered to the Representative before the Escrow Release Date, which amount shall be apportioned in accordance with Section 2.3. If any Claim is unresolved, unsatisfied or disputed as of the Escrow Release Date, then the Escrow Agent shall retain possession and custody of that portion of the Escrow Fund that equals the Held Back Amount to continue to serve as security for Damages then being claimed by the Indemnified Parties in all such unresolved, unsatisfied or disputed Claims, and as soon as all such Claims have been resolved, the Escrow Agent shall, subject to Section 9.9, deliver to each Indemnifying Party, with respect to each share of Company Capital Stock held by such Person, an amount equal to (A) the Specified Fraction with respect to such share of Company Capital Stock, multiplied by (B) all remaining amounts in the Escrow Fund (if any) that are not required to satisfy such Claims, which amount shall be apportioned in accordance with Section 2.3.
9.9    Payment Conditions. With respect to any amount to be released from the Escrow Fund or the Expense Fund Amount pursuant to Sections 9.8 or 9.13(c), any amounts to be paid to the Company Stockholders and the Indemnifying Optionholders pursuant to Sections 2.4(f) and Section 2.12(b):
(h)    if any Indemnifying Party who held shares of Company Capital Stock has not executed and delivered a properly completed Letter of Transmittal and surrendered such Person’s Certificate(s) or affidavits of loss relating thereto, in each case, in accordance with Section 2.8 (the “Payment Conditions”) prior to the date on which any amount is to be distributed from the Escrow Fund or the Expense Fund Amount or to be paid to such Indemnifying Party, then any amount that would otherwise be released or paid to such Indemnifying Party shall be held by the Exchange Agent, without interest, until such Indemnifying Party satisfies all applicable Payment Conditions; and
(i)    unless the Representative provides updated payment delivery instructions, each distribution to be made from the Escrow Fund or the Expense Fund Amount, and each payment to be made by Parent pursuant to Section 2.4(f) or Section 2.12(b), to a particular Indemnifying Party shall be effected in accordance with the payment delivery instructions set forth in such Person’s Letter of Transmittal.
9.10    Tax Consequences of Indemnification Payments. All payments (if any) made to an Indemnified Party pursuant to any indemnification, compensation or reimbursement obligations under this Article 9 will be treated as adjustments to the purchase price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.
9.11    No Right of Contribution. No Indemnifying Party or the Representative acting on their behalf shall make any claim for indemnification, compensation, reimbursement or contribution from Parent, the Company, the Surviving Corporation or any Affiliate, assign or successor of any of the foregoing with respect to any indemnification, compensation or reimbursement claims arising under or in connection with this Agreement to the extent that the Company, the Surviving Corporation or any Indemnified Party is determined to be entitled to indemnification, compensation or reimbursement hereunder for such claim, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Company are solely for the benefit of the Indemnified Parties.
9.12    Exclusive Remedy. Following the Closing, except for (i) claims in connection with fraud, intentional misrepresentation or knowing and willful breach, other than pursuant to Section 9.2(i) (provided that any claims for fraud, intentional misrepresentation or knowing and willful breach, other than pursuant to Section 9.2(i), may be asserted solely against the Person who allegedly committed such fraud, intentional misrepresentation or knowing and willful breach), (ii) the right to specific performance or injunctive relief as contemplated by Section 11.5, or (iii) the right to pursue remedies under any agreement entered into by a Person in connection with this Agreement, the rights to indemnification, compensation or reimbursement provided by Section 9.2 shall be the sole and exclusive remedy for any Damages of any Indemnified Party with respect to any breach of this Agreement by the Company or with respect to any of the matters set forth in Section 9.2.
9.13    Appointment of Representative.
(a)    By voting in favor of the adoption of this Agreement, executing and delivering a Support Agreement or participating in the Merger and receiving the benefits thereof, each Indemnifying Party shall be deemed to have approved the designation of and hereby designates the Representative as the representative of the Indemnifying Parties and as the attorney-in-fact and agent for and on behalf of each Indemnifying Party with respect to Claims under this Article 9 and the taking by the Representative of any and all actions within the scope of this Section 9.13 and the making of any decisions required or permitted to be taken by the Representative under this Agreement, the Escrow Agreement or any Company Ancillary Agreement, including the exercise of the power to: (i) give and receive notices and communications to or from (on behalf of itself or any other Indemnified Party) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement, any Company Ancillary Agreement, or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement, the Escrow Agreement or any Company Ancillary Agreement expressly contemplates that any such notice or communication shall be given or received by such Indemnifying Party individually), (ii) authorize the release or delivery to Parent of all or a portion of the Escrow Fund in satisfaction of Claims by or any other Indemnified Party pursuant to this Article 9 (including by not objecting to such Claims), (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to (A) Claims by an Indemnified Party pursuant to this Article 9 or (B) any dispute between any Indemnified Party and any such Indemnifying Party, in each case, relating to this Agreement or the Escrow Agreement and (iv) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall have authority and power to act on behalf of each Indemnifying Party with respect to the disposition, settlement or other handling of all Claims under this Article 9 and all rights or obligations arising under this Article 9. The Indemnifying Parties shall be bound by all actions taken and documents executed by the Representative in connection with this Agreement, and Parent and the other Indemnified Parties shall be entitled to rely on any action or decision of the Representative. The Indemnifying Parties recognize and intend that the power of attorney granted in this Section 9.13(a) and the powers, immunities and rights to indemnification granted to the Representative hereunder: (1) are coupled with an interest and are irrevocable; (2) may be delegated by the Representative; and (3) shall survive the death, incapacity, dissolution, liquidation, bankruptcy or winding up of each of the Indemnifying Parties and shall be binding on any successor thereto. Each Indemnifying Party (aa) agrees that all actions taken by the Representative within the scope of this Section 9.13(a) or under the Escrow Agreement shall be binding upon such Indemnifying Party and such Indemnifying Party’s successors as if expressly confirmed and ratified in writing by such Indemnifying Party and (bb) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement or the Escrow Agreement. The Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Representative may engage attorneys, accountants and other professionals and experts. The Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Representative based on such reliance shall be deemed conclusively to have been taken in good faith. Parent may conclusively rely, without independent verification or investigation, upon any action of the Representative as being the binding decision or action of the Indemnifying Parties, and Parent shall not be liable to any Indemnifying Party or any other Person for any actions taken or omitted from being taken by them or by Parent in accordance with or reliance upon any decision or action of the Representative. The Person serving as the Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Fund then on deposit with the Escrow Agent upon not less than 10 Business Days’ prior written notice to Parent and the Escrow Agent. The Person serving as the Representative may resign at any time, in which case the holders of a majority in interest of the Escrow Fund then on deposit with the Escrow Agent shall, within 10 days after such resignation, appoint a successor Representative who shall be reasonably satisfactory to Parent. Neither the removal of the then acting Representative nor the appointment of a successor Representative shall be effective until the delivery to Parent of an acknowledgement signed by the successor Representative that he, she or it accepts the responsibility of successor the Representative and agrees to perform and be bound by all of the provisions of this Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement applicable to the Representative. After the Closing, notices or communications to or from the Representative shall constitute notice to or from each of the Indemnifying Parties.
(b)    Each Indemnifying Party hereby authorizes Parent to withhold the Expense Fund Amount from the amounts otherwise payable by Parent to the Indemnifying Parties pursuant to Section 2.1(c), Section 2.1(e) and Section 2.1(g), with Parent to withhold from the Merger Consideration otherwise payable to each Indemnifying Party and deliver to the Representative an amount equal to each Indemnifying Party’s Pro Rata Share of the Expense Fund Amount. In no event shall the Representative be liable to any Indemnifying Party in the absence of gross negligence or willful misconduct on the part of the Representative. The Indemnifying Parties shall indemnify, defend and hold harmless the Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expenses of document location, duplication and shipment) (collectively, “Representative Expenses”) arising out of or in connection with the Representative’s execution and performance of this Agreements and the agreements ancillary hereto, in each case as such Representative Expense is suffered or incurred; provided, that in the event that any such Representative Expense is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Indemnifying Parties the amount of such indemnified Representative Expenses to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Representative by the Indemnifying Parties, such Representative Expenses must be recovered by the Representative first from the Expense Fund Amount and, once the Expense Fund Amount is exhausted, then the Representative may seek recourse for Representative Expenses from (i) the amounts in the Escrow Fund at such time as such amount remaining therein would otherwise be distributable to the Indemnifying Parties, and (ii) from any Variable Payout Amount at such time as any such amount would otherwise be distributable to the Indemnifying Parties; provided, that while this Section 9.13(b) allows the Representative to be paid from the Expense Fund Amount, the Escrow Fund and the Variable Payout Amount (if any), this does not relieve the Indemnifying Parties from their obligation to promptly pay such Representative Expenses as they are suffered or incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will the Representative be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. For the avoidance of doubt, any restrictions or limitations on indemnification contained elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative in this Section 9.13(b). The foregoing indemnities will survive the resignation removal of the Representative or the termination of this Agreement.
(c)    Upon the payment of the Expense Fund Amount by Parent or its designee to the segregated client bank account maintained by the Representative for the Expense Fund Amount pursuant to Section 2.5(c), each Indemnifying Party shall be deemed to have contributed his, her or its Pro Rata Share of the Expense Fund Amount. The Representative shall hold the Expense Fund Amount in accordance with this Agreement on behalf of the Indemnifying Parties as a fund which will be used for the purposes of paying directly, or reimbursing the Representative for, any third party expenses pursuant to this Agreement and the Escrow Agreement. The Indemnifying Parties will not receive any interest or earnings on the Expense Fund Amount and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Expense Fund Amount other than as a result of its gross negligence, willful misconduct or bad faith. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Representative’s responsibilities, the Representative will deliver the balance of the Expense Fund Amount to the Exchange Agent for further distribution (subject to Section 9.9) to the Indemnifying Parties in accordance with their respective Pro Rata Shares. For Tax purposes, the Expense Fund Amount will be treated as having been received and voluntarily set aside by the Indemnifying Parties at the time of Closing.
ARTICLE 10
TAX MATTERS
10.1    Tax Returns.
(n)    The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Acquired Companies that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, all Taxes of the Acquired Companies due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by Law. At least 15 Business Days prior to filing any such Tax Return that is an income Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and comment, and the Company shall consider such comments submitted in writing to the Company within 10 days after the Company has provided a copy of such Tax Return to Parent in good faith. To the extent requested by Parent, the Company shall provide Parent with the supporting works papers relating to such Tax Return.
(o)    Subject to Section 10.5 and Section 10.7, following the Closing Date, Parent shall file all Tax Returns required to be filed by the Acquired Companies after the Closing Date with respect to Pre-Closing Tax Periods. At least 15 Business Days prior to filing any such income Tax Return, and as soon as practical with respect to any other Tax Return, Parent shall submit a copy of such Tax Return to the Representative for the Representative’s review and comment, and Parent shall consider such comments submitted in writing to Parent within 10 days after Parent has provided a copy of such Tax Return to the Representative in good faith. To the extent requested by the Representative, Parent shall provide the Representative with the supporting works papers relating to such Tax Return. In addition, to the extent any such Tax Return is not prepared consistent with the past practices of the Company, except as required by Law, Parent shall make changes to such Tax Return reasonably requested by the Representative. If any dispute with respect to a Tax Return described in this Section 10.1(b) is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the Parent deems correct, without prejudice to the rights and obligations of the parties and the Company Securityholders under this Agreement.
(p)    From and after 10 days prior to the due date of the payment of Taxes on any Tax Returns which Parent has the responsibility to cause to be filed pursuant to Section 10.1(b), without duplication of, or prejudice to, the Indemnified Parties’ rights to indemnification, compensation or reimbursement under Section 9.2, Parent shall be entitled to make a claim for withdrawal from the Escrow Fund in accordance with Article 9 for an amount equal to the amount of Indemnified Taxes actually shown on such Tax Returns.
10.2    Cooperation. Parent and the Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Parent, the Company and the Representative shall retain all books and records in their possession with respect to Taxes for a period of at least seven years following the Closing Date. Notwithstanding the foregoing or any other provision herein to the contrary, including Section 9.5(b), in no event shall the Representative be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than income Tax Returns of the Company for Pre-Closing Tax Periods).
10.3    Tax Audits.
(f)    If notice of any Action with respect to Taxes of the Acquired Companies (a “Tax Claim”) shall be received by any party for which any other party may reasonably be expected to be liable, the notified party shall notify such other party or parties in writing of such Tax Claim; provided, however, that the failure of the notified party to give any other party notice as provided herein shall not relieve such other party of its indemnification, compensation or reimbursement obligations under Article 9 or this Article 10 except to the extent that such other party is actually and materially prejudiced thereby. Tax Claims shall be considered Third-Party Claims for purposes of Article 9. Notwithstanding any provision herein to the contrary, to the extent that a provision of this Section 10.3 directly conflicts with any provision of Article 9, this Section 10.3 shall govern.
(g)    Parent shall have the right to control the conduct of any Tax Claim of any Acquired Company. To the extent a Tax Claim relates to Taxes attributable to a Pre-Closing Tax Period, Parent shall (i) keep the Representative informed of all developments on a timely basis, (ii) provide to the Representative copies of any and all material correspondence from any Governmental Authority related to such Tax Claim, (iii) provide the Representative with the opportunity to attend conferences with the relevant Governmental Authority (if reasonably practical) and to review and provide comments with respect to written responses provided to the relevant Governmental Authority and (iv) not settle, compromise or abandon any such Tax Claim which relates to or may reasonably give rise to any Indemnified Taxes without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
10.4    Transfer Taxes. Any transfer, stamp, documentary, sales, use, registration, VAT and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne by the Company Stockholders. The Representative and the Company Stockholders agree to file or cause to be filed in a timely manner all necessary documents (including all Tax Returns) with respect to all such amounts for which the Company Stockholders are so liable. The Representative shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by the Company Stockholders.
10.1    Transaction Expenses. Any deductions attributable to the payment of Transaction Fees or in connection with the retirement of Debt of the Acquired Companies as contemplated by this Agreement, including without limitation deductions from the cancellation of Company Options, shall to the maximum extent allowed by Law and for U.S. federal income Tax purposes, be treated as accrued on the Closing Date and the Surviving Corporation and its Subsidiaries shall elect on each of the Surviving Corporation’s Tax Returns for the year including the Closing Date under IRS Revenue Procedure 2011-29 to deduct seventy percent (70%) of any eligible Transaction Fees that are success-based fees within the meaning of Treasury Regulations Section 1.263(a)-5(f).
10.2    Tax Refunds. Any Tax refund (including any Specified Tax Refund) that is received by Parent or any Acquired Company after the Closing Date or that is credited against any Tax to which Parent or any Acquired Company becomes entitled, in each case that relate to any Pre-Closing Tax Period, shall be for the account of the Company Stockholders and Indemnifying Optionholders (in accordance with their respective Pro Rata Shares), and Parent shall pay over to the Exchange Agent for further distribution to the Company Stockholders and Indemnifying Optionholders (in accordance with their respective Pro Rata Shares) any such refund, without interest, net of reasonable third-party costs, expenses and Taxes incurred by Parent or any Acquired Company in connection with obtaining or in connection with the receipt or accrual of such refund within 15 days after receipt or entitlement thereto; provided, however, that Parent shall not be required to pay over to the Exchange Agent Tax refunds or amounts credited against Taxes if such Tax refunds or amounts credited against Taxes are (a) included in the calculation of, and increased the value of, the Closing Working Capital Amount pursuant to Section 2.4, or have previously been taken into account in the determination of Indemnified Taxes or (b) attributable to a carry-back of net operating losses or other Tax attributes from any taxable period (or portion of any Straddle Period) beginning after the Closing Date. Parent and the Acquired Companies shall cooperate in good faith with the Representative to diligently apply for the Specified Tax Refunds with the appropriate Governmental Authorities, including through filing necessary amended Tax Returns in accordance with applicable Law.
10.3    Close of Tax Year. Neither Parent, Merger Sub nor any of the Acquired Companies (including the Surviving Corporation after the Effective Time) shall take any action, or permit any action to be taken, that may prevent the tax year of the Company from ending, for U.S. federal and applicable state, local and foreign income Tax purposes, at the end of the day on the Closing Date.
10.4    Post-Closing Tax Action. Unless required by applicable Law, Parent and the Acquired Companies shall not amend any Tax Return of any of the Acquired Companies with respect to a Pre-Closing Tax Period, initiate discussions or examinations with Governmental Authorities regarding Taxes with respect to Pre-Closing Tax Periods, make any voluntary disclosures with respect to Taxes for Pre-Closing Tax Periods, waive the carryback of any net operating losses generated in a Pre-Closing Tax Period, change any accounting method or adopt any convention that shifts taxable income from a Tax period beginning (or deemed to begin) after the Closing Date to a Pre-Closing Tax Period or shifts deductions or losses from a Pre-Closing Tax Period to a Tax period beginning (or deemed to begin) after the Closing Date, or otherwise take any actions outside the Ordinary Course of Business with respect to Pre-Closing Tax Periods, in each case, without the prior written consent of the Representative, to the extent any such action, initiation of discussions or examinations, voluntary disclosure, change in accounting method or adoption of any convention would give rise to an indemnification obligation under Article 9.
ARTICLE 11
MISCELLANEOUS
11.1    Governing Law. This Agreement shall be governed and construed in accordance with the internal Laws of the State of Delaware, irrespective of its conflicts of law principles. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (unless the Federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of any of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 9.7(b)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware; provided that a judgment rendered by such court may be enforced in any court having competent jurisdiction. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.8 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the State of Delaware.
11.2    Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of Parent, including any successor to, or assignee of, all or substantially all of the business and assets of Parent. Except as set forth in the preceding sentence, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.
11.3    Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.
11.4    Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile, .pdf or other electronic means), each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.
11.5    Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby agree to (i) not raise any objection to the availability of the equitable remedy of specific performance and (ii) waive any requirements for posting a bond in connection with any such action.
11.6    Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by Parent, the Company and the Representative. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto as provided in this Section 11.6 at any time before or after adoption of this Agreement by the Company Stockholders, but, after such adoption, no amendment shall be made which by Law requires the further approval of the Company Stockholders without obtaining such further approval. At any time prior to the Effective Time, each of the Company and Parent may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in any of the representations and warranties made to it contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.
11.7    Expenses. Except as otherwise expressly provided herein, whether or not the Merger is successfully consummated, each party shall bear its respective legal, accountants, and financial advisory fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby, it being the intention of the parties that if the Merger is consummated, the Transaction Fees be taken into account in calculating the Adjusted Transaction Value as set forth herein. Notwithstanding the foregoing, Parent shall pay one hundred percent (100%) of any filing fee required under the HSR Act.
11.8    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by electronic mail, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent during normal business hours by facsimile (effective as of the delivery of the facsimile confirmation) or electronic mail, three Business Days after mailing if sent by mail, and one Business Day after dispatch if sent by express courier or after receipt if not sent during normal business hours by facsimile or electronic mail, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 11.8:
If to Parent or Merger Sub:
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733
Attention:     David Pearson, Chief Financial Officer
    Kurt Rogers, Chief Legal Officer
Fax No.:    (732) 202-5221
E-Mail:    david.pearson@vonage.com
    kurt.rogers@vonage.com
with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Attention:    Craig W. Adas
Fax No.:    (650) 802-3100
E-Mail:    craig.adas@weil.com
If to the Company:
Nexmo Inc.
217 Second Street, Fourth Floor
San Francisco, CA 94105
Attention:     Tony Jamous, Chief Executive Officer
Fax No.:    (415) 805-8807
E-Mail:    tony.jamous@nexmo.com
with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, CA 94025
Attention:    Lawrence M. Chu
Fax No.:    (650) 471-6098
E-mail:    lawchu@goodwinprocter.com
If to the Representative:
Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention:    Managing Director
Fax No.:    (303) 623-0294
E-mail:    deals@srsacquiom.com
11.9    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party hereto certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented to it, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily, and (d) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 11.9.
11.10    Interpretation; Rules of Construction; Miscellaneous.
(a)    The terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the Company Disclosure Letter and the Exhibits and Schedules hereto), and when a reference is made in this Agreement to Exhibits, Schedules, Sections or Articles, such reference shall be to an Exhibit or Schedule to, Section or Article of this Agreement, respectively, unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “asset” or “property” shall be construed as having the same meaning and effect and to refer to any and all assets and properties, real and personal, tangible and intangible. When a reference is made to a specific Law, act or statute, such reference shall include any regulations promulgated thereunder. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument, or statute, in each case, as from time to time amended, modified or supplemented (in the case of agreements or instruments, if permitted under this Agreement), including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The terms defined herein have the meanings assigned to them in this Agreement and include plural as well as the singular. Accounting terms not otherwise defined have the meaning assigned to them in accordance with GAAP. Pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms. Unless stated otherwise, the terms “dollars” and “$” shall mean United States dollars. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any dollar amounts or thresholds set forth herein shall not be used as a determinative benchmark for establishing what is or is not “material” or a “Material Adverse Effect” or a “Material Adverse Change” or a “Parent Material Adverse Effect” (or words of similar import) under this Agreement.
(b)    Article 7 shall be subject to the agreement set forth in Schedule 11.10(b).
(c)    When used in this Agreement, (i) “knowing and willful breach” shall mean a knowing and willful breach of a covenant, and (ii) “fraud” shall mean common law fraud.
11.11    Third-Party Beneficiary Rights. None of the provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, Affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided (but without prejudice to the indemnity obligations of the Indemnifying Parties contained in this Agreement), all provisions hereof shall be personal solely between the parties to this Agreement; provided, however, that (a) Section 6.4 is intended to benefit the Company Indemnified Parties and (b) Article 9 is intended to benefit the Indemnified Parties.
11.12    Public Announcement. Parent may issue such press releases, and make such other disclosures regarding the Merger, as it determines are required under applicable securities Laws or regulatory or stock exchange rules or as it deems otherwise appropriate. The Company shall not make any public announcement relating to this Agreement or the transactions contemplated hereby without Parent’s prior written consent.
11.13    Confidentiality.
(a)    The Company and Parent hereby amend the Confidentiality Agreement by adding a new Section 9 thereto, which section shall read as follows:
“9.    This Agreement shall expire on the earlier of (a) the closing of the merger contemplated by that certain Agreement and Plan of Merger among Vonage Holdings Corp., Neptune Acquisition Corp., Nexmo Inc., and Shareholder Representative Services LLC, as the Representative, dated as of May 5, 2016 (the “Merger Agreement”) and (b) one year from the date of the Merger Agreement, provided that the confidentiality and non-disclosure obligations of the Receiving Party shall survive the expiration of this Agreement, and provided, further, that such expiration shall not relieve any party from liability for breach of this Agreement occurring before such expiration.”
(b)    From and after the Closing, the restrictions on the use and disclosure of Proprietary Information (as such term is defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement shall not apply to Parent or its Affiliates and their respective Representatives (as such term is defined in the Confidentiality Agreement) with respect to any information relating to the Company Business.
(c)    Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or any Company Ancillary Agreement, after the Closing: (i) all Proprietary Information included in the Company Intellectual Property Rights or embodied in the Company Technology and Company Intellectual Property Rights that are not owned by a third Person shall be the confidential information of Parent (and not of the Acquired Companies or any of their Affiliates) for purposes of the Confidentiality Agreement, regardless of whether such Proprietary Information or Technology were identified or otherwise designated as “confidential,” and (ii) Parent shall be considered the “Disclosing Party” under the Confidentiality Agreement and the Acquired Companies and any of their Affiliates who have had access to Proprietary Information included in the Company Intellectual Property Rights or embodied in the Company Technology or Company Intellectual Property Rights that are not owned by a third Person shall be considered the “Receiving Party” under the Confidentiality Agreement. The Acquired Companies and any of their respective directors, officers, employees, agents, advisors, representatives and Affiliates who have had or will have access to such Proprietary Information or Technology shall be bound by the terms of the Confidentiality Agreement until the fifth anniversary of the Closing Date, and, for the avoidance of doubt, Parent shall have no obligations under the Confidentiality Agreement with respect to such Proprietary Information or Technology.
(d)    The parties thereto agree to continue to abide by the terms of the Confidentiality Agreement, as amended pursuant to this Section 11.13. The Representative agrees to hold this Agreement and each document contemplated hereby in confidence and not disclose the terms hereof or thereof or the transactions contemplated hereby or thereby to any third party (other than as required by law, to its advisors and representatives, or to the Indemnifying Parties).
11.14    Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Company Disclosure Letter, the Parent Ancillary Agreements, the Confidentiality Agreement and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto or thereto. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.
11.15    No Additional Representations. Parent acknowledges that (a) none of the Acquired Companies nor any other Person has made any representation or warranty, expressed or implied, as to the Acquired Companies, the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to Parent, Merger Sub and their representatives, or any other matter related to the transactions contemplated herein, except as expressly set forth in this Agreement, (b) Parent and Merger Sub have not relied on any representation or warranty from the Acquired Companies or any other Person in determining to enter into this Agreement, except as expressly set forth in this Agreement, (c) none of the Acquired Companies or any other Person shall have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent, or Parent’s use of, any information, documents or material made available to Parent or conveyed in any management presentations or in any other form in expectation of the transactions contemplated hereby, except to the extent such information is set forth in Article III, and (d) none of the Acquired Companies or any other Person shall have any liability to Parent or any other Person with respect to any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Acquired Companies or the future business, operations or affairs of the Acquired Companies, except to the extent such information is set forth in Article III; provided, however, that subject to the terms of Article 9, the foregoing shall not apply to any claim for fraud, knowing and willful breach or intentional misrepresentation.
11.16    Attorney-Client Privilege.
(j)    Each of the parties hereto acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.
(k)    Parent agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Goodwin and the Company, Representative and/or any of the Indemnifying Parties (collectively, the “Seller Parties”), or any of their respective directors, officers employees or other representatives that relate to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the Agreement Date, any dispute arising under this Agreement (collectively, the “Deal Communications”), shall be deemed to be retained by the Seller Parties, shall be controlled by the Representative on behalf of the Indemnifying Parties and shall not be claimed by Parent or its Affiliates (including Parent, the Company and the Surviving Corporation) (collectively, the “Parent Parties”). All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Representative and the Indemnifying Parties, shall be controlled by the Representative on behalf of the Indemnifying Parties and, except as provided below, shall not be claimed by Parent Parties.
(l)    Notwithstanding the foregoing, in the event that a dispute arises between the Parent Parties, on the one hand, and a third party other than the Seller Parties, on the other hand, Parent may assert the attorney-client privilege to prevent the disclosure of the Privileged Communications to such third party or waive such privilege if desired in connection with resolving such dispute. In the event that Parent is legally required or requested by governmental order or otherwise (any such request or order, a “Legal Request”) to access or obtain a copy of all or a portion of the Privileged Communications, Parent shall be entitled to access or obtain a copy of and disclose the Privileged Communications to the extent necessary to comply with any such Legal Request. In the event of any Legal Request, Parent shall promptly notify the Representative in writing (prior to the disclosure by Parent of any Privileged Communications to the extent practicable) so that the Representative can seek a protective order and Parent agrees to use all commercially reasonable efforts (at the sole cost and expense of the Representative (on behalf of the Indemnifying Parties)) to assist therewith.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT
VONAGE HOLDINGS CORP.

By:     /s/ David Pearson
Name:    David Pearson
Title:    Chief Financial Officer

MERGER SUB
NEPTUNE ACQUISITION CORP.

By:     /s/ David Pearson
Name:    David Pearson
Title:    President

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY
NEXMO INC.

By:     /s/ Antoine Jamous
Name:     Antoine Jamous
Title:    Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

REPRESENTATIVE
SHAREHOLDER REPRESENTATIVE
SERVICES LLC, solely in its capacity as representative of certain securityholders of the Company

By:     /s/ Mark B. Vogel
Name: Mark B Vogel
Title: Managing Director

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